
05007803

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Davide Campari Milano

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5203 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 5/12/05

82-5203

RECEIVED

2005 MAY -6 A 8:4

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S

12-31-04

Davide Campari-Milano S.p.A.

Consolidated financial statements as at 31 December 2004



CONTENTS

5 **Corporate officers**

7 **Report on operations**
7 Introduction
8 Significant events
10 Economic and financial situation
10 *Sales performance*
17 *Reclassified profit and loss account*
22 *Profitability by business area*
26 *Cash flow statement*
28 *Net financial position*
29 *Balance sheet*
30 Investments
30 Research and development
30 Corporate governance
31 Other information
31 *Parent Company Davide Campari-Milano S.p.A.*
32 *Campari on the stock market*
35 *Own shares, shares of the controlling shareholder and stock options*
35 *Dealings with non-consolidated subsidiaries, the controlling shareholder and affiliated companies*
36 *Personal data protection code*
36 Adoption of international accounting standards (IFRS)
41 Events taking place after the end of 2004
41 Outlook
43 Attachments
43 *Reclassified balance sheet*
44 *Reclassified profit and loss account*
45 *Consolidated cash flow statement*

47 **Consolidated accounts for the year ending 31 December 2004**
47 Financial statements
50 Notes to the accounts

85 **Appendix to the consolidated accounts**
85 List of equity investments
87 Annual report of the Board of Directors on corporate governance

99 **Report of the Independent Auditors**

100 **Report of the Board of Statutory Auditors**

104 **Parent Company accounts**



CORPORATE OFFICERS

BOARD OF DIRECTORS (1)

Luca Garavoglia
Chairman

Vincenzo Visone
Managing Director and Chief Executive Officer

Stefano Saccardi
Managing Director
and Legal Affairs and Business Development Officer

Paolo Marchesini
Managing Director and Chief Financial Officer

Luca Cordero di Montezemolo
Director

Cesare Ferrero (2)
Director and member of the Audit Committee

Franzo Grande Stevens (3)
Director and member of the Remuneration and Appointments Committee

Marco P. Perelli-Cippo (3)
Director and member of the Remuneration and Appointments Committee

Giovanni Rubboli (2) (3)
Director, member of the Audit Committee
and member of the Remuneration and Appointments Committee

Renato Ruggiero
Director

Anton Machiel Zondervan (2)
Director and member of the Audit Committee

At the shareholders' meeting of 29 April 2004 Luca Garavoglia was confirmed in the post of chairman for three years until approval of the 2006 accounts and granted powers in accordance with the law and the company's articles of association.
A reduction in the number of directors from 14 to 11 was approved.
The board of directors' meeting of 10 May 2004 vested managing directors Vincenzo Visone, Stefano Saccardi and Paolo Marchesini with the following powers for three years until approval of the 2006 accounts:
- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of function, within value or time limits deemed to fall outside ordinary activities.

BOARD OF STATUTORY AUDITORS (4)

Umberto Tracanella
Chairman

Antonio Ortolani
Permanent Auditor

Alberto Lazzarini
Permanent Auditor

Alberto Garofalo
Deputy Auditor

Giuseppe Pajardi
Deputy Auditor

Paolo Proserpio
Deputy Auditor

INDEPENDENT AUDITORS (5)

Reconta Ernst & Young S.p.A.

(1) In post until approval of the 2006 accounts, in accordance with the resolution of the shareholders' meeting held on 29 April 2004.
(2) Member of the Audit Committee nominated by the Board of Directors on 10 May 2004 and in post until the approval of the 2006 accounts.
(3) Member of the Remuneration and Appointments Committee nominated by the Board of Directors on 10 May 2004 and in post until the approval of the 2006 accounts.
(4) In post until approval of the 2006 accounts, in accordance with the resolution of the shareholders' meeting held on 29 April 2004.
(5) Appointed to audit the 2004, 2005 and 2006 accounts by the shareholders' meeting of 29 April 2004.


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CAMPAR

INTRODUCTION

2004 was a positive year for the Campari Group.

Despite the unfavourable exchange rate trend, it enjoyed yet another increase in sales and operating income, thanks to both organic and external growth.

The Group's results, summarised in the table below, are especially notable in light of some difficult conditions during the year:

- the weak growth of GDP and private consumption in the eurozone, with the situation quite critical in Germany;
- the adverse weather conditions, which badly affected soft drink and ready-to-drink sales in Italy;
- the heavy taxation of ready-to-drinks, which in some European countries has been lethal to the category;
- the increase in Italy's excise duty on alcohol;
- the further depreciation of the US dollar and, to a lesser degree, of the Brazilian real.

€ million	2004	2003	% change
Sales net of discounts and excise duties	779.2	714.1	9.1%
Trading profit	219.1	193.1	13.5%
EBITDA	183.6	169.2	8.5%
EBITA	164.9	150.7	9.5%
EBIT = Operating income	129.8	122.2	6.2%
Profit before taxes and minority interests	123.2	138.1	-10.8%
Net attributable profit	69.3	79.8	-13.2%

Detailed information on the Group's sales performance and profitability is provided later in this report.

In brief, note that net sales increased by 9.1% and all indicators of operating profitability improved by amounts ranging from 6.2% for EBIT to 13.5% for the trading profit.

Pre-tax profit and net profit showed a decline on the previous year, due solely to the drop in extraordinary income, which in 2003 included capital gains from the sale of properties amounting to € 34 million before tax and € 22 million net of tax.

Adjusting the net attributable profit for extraordinary items and the resulting tax effect, the bottom line for 2004 would have seen an increase of 5.1% rather than a drop of 13.2% with respect to 2003.

As for external growth, 2004 figures reflect the first full-year consolidation of Barbero 1891 S.p.A., acquired in December 2003.

The performance of Barbero 1891 S.p.A. brands, especially Aperol, was excellent and surpassed the growth forecasts made at the start of the year.

From an organisational standpoint as well, Barbero 1891 S.p.A. has been successfully integrated within the Group.

SIGNIFICANT EVENTS

Acquisition of the Riccadonna brand

In January 2004, the purchase of the Riccadonna brand from Sabevis S.r.l. was completed for € 11.3 million.

In February, ownership of the Riccadonna brand was transferred to the Group company Barbero 1891 S.p.A., which also took over the production of Riccadonna sparkling wines and vermouths and their distribution on the Italian market.

Acquisition of Koutsikos S.A.

In January 2004, N. Kaloyannis Bros S.A. acquired 100% of Koutsikos S.A., a Greek company based in Piraeus with a production facility in Volos.

The total transaction price was € 2.8 million and includes some brands acquired earlier in December 2003.

Koutsikos S.A. owns a plant that the Group will use for the production of Ouzo 12, currently bottled by third parties.

For 2004-2005, investment in plant and machinery and in the upgrading of facilities to the Group's new requirements will amount to an estimated € 3.5 million.

Ongoing start-up of the Novi Ligure plant

The production of Cynar, Biancosarti and Jägermeister was transferred to the Novi Ligure plant during the second half of 2003, after the Termoli site was shut down.

In early 2004 these lines became fully operational.

Production at Novi Ligure began at the end of 2003 with Cinzano sparkling wines and vermouths, previously produced under outsourcing arrangements.

Cinzano products manufactured at the Group's new plant have been sold since January 2004.

The industrial reorganisation plan will be completed in 2005, with the transfer of Campari and CampariSoda production from Sesto San Giovanni to Novi Ligure.

Leasing of the Novi Ligure facility

In February 2004, Campari-Crodo S.p.A. completed a sale and lease-back transaction with Sanpaolo Leasint S.p.A. on the production facility in Novi Ligure, consisting of a factory building and its plant.

The sale price was € 27.5 million.

The leasing contract, for which instalments also total € 27.5 million, took effect on the sale date (16 February 2004) and will run for eight years with an option to purchase the property at maturity for 10% of that amount.

Interest on the fixed monthly instalments is charged at the three-month euribor rate plus 59.5 basis points.

Sale of Sovinac S.A.

In March 2004 Sovinac S.A., a wholly-owned subsidiary through Lacedaemon Holding B.V. that became a dormant cash company after the disposal of its Brussels property, was sold to parties outside the Group for its cash value of € 1.0 million.

The sale had no effect on the consolidated accounts.

Ongoing Group rationalisation

Efforts to rationalise the Group structure continued.

- On 1 October 2004, Campari-Crodo S.p.A. was merged into the Parent Company Davide Campari-Milano S.p.A., with effect from 1 January 2004 for accounting and tax purposes; the merger entailed the cancellation of all of Campari-Crodo S.p.A.'s shares, owned 100% by the Parent Company, so that no capital increase or payment took place; the merger produced a deficit of € 98.2 million that was recorded in the accounts of the Parent Company Davide Campari-Milano S.p.A. and eliminated in the consolidated accounts.
- S.A.M.O. S.p.A. was merged into Campari Italia S.p.A. on 1 November 2004; both companies were wholly-owned subsidiaries of Campari-Crodo S.p.A., merged as described above into Davide Campari-Milano S.p.A.; this operation entailed the cancellation of all of S.A.M.O. S.p.A.'s shares and did not give rise to a capital increase for Campari Italia or to a payment of any kind; the merger is effective for accounting and tax purposes from 1 January 2004.
- On 31 March 2004, the Parent Company Davide Campari-Milano S.p.A. sold its interests in Campari Schweiz A.G. and in Campari Finance Teoranta to DI.CI.E. Holding B.V.; the respective sale prices, supported by external valuations, were € 59.9 million and € 58.7 million.

The mergers and the sale described above had no effect on the consolidated accounts.

Planning contract with the industry ministry

With CIPE (Interdepartmental Committee for Economic Planning) resolution 29 of 29 September 2004, Italy's industry ministry approved a planning contract proposed by a number of businesses, including Sella & Mosca S.p.A.

The companies submitted an investment plan aimed at benefiting from government financing of completed and scheduled works, in both agriculture and industry, between 2000 and 2007.

The total amount of the investment up for financing is € 13.5 million.

The funding due to be received by Sella & Mosca S.p.A., in the form of annual capital grants starting in 2005, will come to a maximum of € 6.1 million.

Acquisition of an additional 30% of Longhi & Associati S.r.l.

On 14 December 2004, Lacedaemon Holding B.V. acquired 30% of Longhi & Associati S.r.l. from Clip S.A., increasing its shareholding to 70%.

The purchase price was € 93,000.

Longhi & Associati, which generated revenues of € 1.3 million and a net profit of € 0.3 million in 2004, has thus entered the Group's basis of consolidation.

Its business consists of planning and purchasing advertising space on behalf of Campari Group companies and third parties.

US launch of SKYY Melon and SKYY Orange

Through Skyy Spirits, LLC, the Group last year introduced two new line extensions of SKYY Vodka (in addition to SKYY Berry, SKYY Citrus, SKYY Spiced and SKYY Vanilla).

The new brands are SKYY Melon and SKYY Orange, which debuted respectively in January and July, reinforcing the Group's positioning in the flavoured vodka market.

Launch of Campari Mixx Lime and Campari Mixx Peach

In February 2004 the Group expanded its range of ready-to-drink products with the Italian launch of Campari Mixx Lime and Campari Mixx Peach, to accompany the existing versions Campari Mixx and Campari Mixx Orange.

ECONOMIC AND FINANCIAL SITUATION

Preliminary comments

For the purposes of clarity, the figures in this report are expressed in million euro.

All percentage changes and amounts as a percentage of the whole have been calculated using figures that were originally expressed in thousand euro.

Therefore, some of the percentages in the report may differ slightly from those that would have been obtained if the figures – especially the very small ones – had been calculated directly in million euro.

In addition, the sales figures reported in this section (whether given as "net sales" or simply "sales") are shown net of excise duties and discounts.

Sales performance

General sales trend

In 2004 the Campari Group had net consolidated sales of € 779.2 million, up from € 714.1 million the previous year (+9.1%).

As shown in the table below, the increase was generated both by the organic part of the business and by significant external growth; the exchange rate effect was negative.

Net sales breakdown	€ million	% change vs. 2003
– net sales 2004	779.2	
– net sales 2003	714.1	
Increase in net sales	**65.1**	**9.1%**
of which:		
organic growth before exchange rate effect	26.9	3.8%
external growth	58.4	8,2%
exchange rate effect	–20.2	–2,8%
Increase in net sales	**65.1**	**9.1%**

Organic growth – at the average 2003 exchange rate – came to 3.8% for the year.

This was thanks to a positive performance from the main brands (Campari, SKYY Vodka, CampariSoda, Cinzano and Crodino) and to an excellent overall performance during the final quarter of the year.

Year-on-year sales growth in the last quarter, in fact, was 12.5%, with organic growth alone coming in at 8.5%.

Nearly all of the external growth, at 8.2%, is attributable to sales of Barbero 1891 S.p.A. brands (primarily Aperol, but also Aperol Soda, Barbieri liqueurs and wines by Mondoro and Enrico Serafino).

Since Barbero 1891 S.p.A. was acquired in early December 2003, the calculation of external growth only takes account of Barbero sales for the first 11 months of 2004 (€ 57.6 million), while the year-on-year increase achieved by Barbero 1891 S.p.A. brands in December 2004 was treated as natural organic growth.

Sales of Barbero 1891 S.p.A. brands for the full 12 months of 2004 came to € 62.8 million.

The remaining € 0.8 million in external growth stems from the sale of wines produced by Qingdao Sella & Mosca Winery Co. Ltd. and by Société Civile du Domaine de la Margue, which were consolidated on a line-by-line basis for the first time in 2004.

Compared with average 2003 exchange rates, currency trends reduced the sales figure by 2.8% or € 20.2 million, including € 16.3 million attributable to depreciation of the US dollar.

From 2003 to 2004, the dollar lost 9.0% against the euro, while depreciation of the Brazilian real was a more moderate 4.5%.

The following table reports exchange rate trends for the currencies most important to the Group.

Average exchange rates	2004	2003	% change
US$ x 1 €	1.243	1.131	
€ x 1 US$	0.8043	0.8843	-9.0%
BRC x 1 €	3.634	3.471	
€ x 1 BRC	0.2752	0.2881	-4.5%
CHF x 1 €	1.544	1.521	
€ x 1 CHF	0.6477	0.6576	-1.5%
JPY x 1 €	134.387	130.943	
€ x 1000 JPY	7.441	7.637	-2.6%

Sales by region

The first of the following tables shows sales and sales growth by region, while the second breaks down the total change in each region by external growth, organic growth and the exchange rate effect.

The percentage contribution of the four geographical regions to total sales in 2004 is somewhat different from the situation in 2003.

There was a greater contribution from Italy, which benefited from the acquisition of Barbero 1891 S.p.A., and a decreased weighting for the Americas, where sales figures were punished by the unfavourable exchange rate trends.

Net sales by region	2004		2003		% change
	€ million	%	€ million	%	2004 / 2003
Italy	390.6	50.1%	339.8	47.6%	14.9%
Europe	150.0	19.2%	138.9	19.4%	8.0%
Americas	216.3	27.8%	218.4	30.6%	-1.0%
Rest of the world	22.3	2.9%	17.0	2.4%	31.2%
Total	**779.2**	**100.0%**	**714.1**	**100.0%**	**9.1%**

Breakdown of % change in net sales by region	Total % change 2004 / 2003	of which: external growth	of which: organic growth before exchange rate effect	of which: exchange rate effect
Italy	14.9%	12.5%	2.4%	0.0%
Europe	8.0%	9.4%	-1.0%	-0.4%
Americas	-1.0%	0.6%	6.9%	-8.4%
Rest of the world	31.2%	8.4%	29.8%	-7.0%
Total	**9.1%**	**8.2%**	**3.8%**	**-2.8%**

Italy, where sales totalled € 390.6 million, is still the Group's principal market with 50.1% of the total.

The overall increase of 14.9% came chiefly from the newly acquired brands (Aperol and other products by Barbero 1891 S.p.A.), which contributed external growth of 12.5%.

Organic sales growth in the Italian market was 2.4%.

On the whole, sales growth was satisfactory, given the upward trend for all the main brands of wines and spirits (which are more profitable than soft drinks) and in light of several factors that hurt the market in 2004:

- the poor summer weather, which heavily penalised sales of soft drinks and ready-to-drinks;
- the increased consumer price of spirits due to the rise in the alcohol tax;
- more generally, the standstill in household consumption.

In **Europe**, net sales in 2004 came in at € 150.0 million, an increase of 8.0%.

In this region, external growth made a major contribution (+9.4%), making up for both the decline in organic sales (–1.0%) and the slightly negative exchange rate effect (–0.4%).

External growth, generated by the Barbero 1891 S.p.A. brands, was mainly achieved through sales of Aperol in Germany and Mondoro in Russia.

The negative organic growth is explained by the trend in Germany, the Group's most important market in the region.

Sales in that country were hurt by three factors: firstly, the distribution of Campari Mixx was suspended due to severe tax hikes on ready-to-drinks.

Next, the persistently shaky economy led to a slump in private consumption and the growth of discount stores.

Lastly, sales of the Campari brand – which in 2003 had shown signs of a trend reversal – suffered a new downturn due in part to the inclement weather.

In all the other major European markets, including Spain, France, Belgium, Russia and Greece, the Group continued to register steady organic growth.

The exchange rate effect on sales in the European region was a marginal –0.4%, mainly caused by depreciation of the Swiss franc by 1.5%.

Net sales in the **Americas**, the Group's second-largest region (accounting for 27.8% of total sales), came to € 216.3 million.

At current exchange rates they declined by 1.0%, due wholly to the exchange rate effect (–8.4%).

At constant exchange rates, organic growth in 2004 was a positive 6.9%.

The two tables below provide further details of the Americas so that sales performance can be analysed separately for the United States, Brazil and the other countries making up the region.

Breakdown of net sales in the Americas	2004 € million	%	2003 € million	%	% change 2004 / 2003
US	158.2	73.1%	163.2	74.7%	-3.1%
Brazil	47.8	22.1%	47.8	21.9%	0.0%
Other countries	10.3	4.8%	7.4	3.4%	40.1%
Total	**216.3**	**100.0%**	**218.4**	**100.0%**	**-1.0%**

Breakdown of % change in net sales in the Americas	Total % change 2004 / 2003	of which: external growth	of which: organic growth before exchange rate effect	of which: exchange rate effect
US	-3,1%	0,0%	6,5%	-9,6%
Brazil	0,0%	0,0%	4,7%	-4,7%
Other countries	40,1%	16,9%	29,1%	-6,0%
Total	**-1,0%**	**0,6%**	**6,9%**	**-8,4%**

Sales in the **United States** were up by 6.5% in local currency, thanks to the good performance of SKYY Vodka and the upturn in growth for 1800 Tequila.

Depreciation of the dollar had a negative effect of 9.6%; however, consolidated sales shrank only by a net 3.1%.

In **Brazil**, too, the Group achieved an increase in sales in local currency (+4.7%), driven by its two leading brands Campari and Dreher.

The depreciation of the Brazilian real hurt the sales figure by the same amount, so sales for 2004 expressed in euro show no change on the previous year.

The **other countries in the Americas** (which make a marginal contribution to sales) achieved more than enough growth to offset the currency effect.

Canada, whose size and growth rate make it the largest market in this area, enjoyed a double-digit increase in sales.

Net sales in the **rest of the world** came to € 22.3 million, an increase of 31.2% on 2003; however, this grouping makes up less than 3.0% of the Group's total revenues.

Most of the steep organic growth in sales (+29.8%) took place in Japan, where the trend reversed in 2004 after a year hurt by the local distributor's policy of gradually reducing stocks.

Sales were also brisk in Australia and New Zealand.

Exchange rates had a negative impact of 7.0%, but the region enjoyed 8.4% external growth, due partly to the Barbero 1891 S.p.A. brands and partly to the first-time consolidation of wine sales in China by Qingdao Sella & Mosca Winery Co. Ltd.

Sales by business area

Sales performance can be broken down into the Group's three business areas as follows:

- highly satisfactory for spirits, which grew by 8.7% overall; excluding the negative exchange rate effect and the positive influence of the Barbero 1891 S.p.A. acquisition, organic growth – seriously dampened by the suspension of Campari Mixx distribution in Germany and Austria – came to 3.7%; with that contingent factor removed from the equation, spirits would have achieved organic growth of 5.0%;
- excellent for wines, which grew by 27.5% overall, and even enjoyed two-figure organic growth (18.2%) thanks to a fine performance by every brand;
- negative for soft drinks (–4.0%), which suffered from the comparison between a long, unusually hot summer in 2003 and a short summer with below-average temperatures in 2004.

The first of the two tables below breaks down sales by segment, while the second shows external growth, organic growth and the effect of exchange rate movements.

Net sales by segment	2004		2003		% change
	€ million	%	€ million	%	2004 / 2003
Spirits	508.4	65.2%	467.6	65.5%	8.7%
Wines	126.3	16.2%	99.0	13.9%	27.5%
Soft drinks	134.6	17.3%	140.3	19.6%	–4.0%
Other sales	9.9	1.3%	7.2	1.0%	37.2%
Total	**779.2**	**100.0%**	**714.1**	**100.0%**	**9.1%**

Breakdown of % change in net sales by segment	Total % change 2004 / 2003	of which: external growth	of which: organic growth before exchange rate effect	of which: exchange rate effect
Spirits	8.7%	9.0%	3.7%	–4.0%
Wines	27.5%	10.7%	18.2%	–1.3%
Soft drinks	–4.0%	0.0%	–4.0%	0.0%
Other sales	37.2%	78.0%	–40.3%	–0.6%
Total	**9.1%**	**8.2%**	**3.8%**	**–2.8%**

Spirits

Sales of spirits in 2004 totalled € 508.4 million, approximately two thirds of the Group's total revenues.

Overall growth came in at 8.7%, the net result of 9.0% external growth, a negative exchange rate effect (–4.0%) and the 3.7% organic growth mentioned above.

This was the first year that **Barbero 1891 S.p.A.**, acquired in December 2003, was consolidated on a line-by-line basis.

Barbero 1891 S.p.A. spirits sold very well in 2004, contributing € 42.1 million to external growth during the first 11 months of the year.

The most brilliant performer of all was **Aperol,** Barbero 1891 S.p.A.'s flagship brand, whose volume growth in 2004 exceeded 20%.

As for the Group's main brands, net sales of **Campari** were up by 3.0% at constant exchange rates and by 1.4% including the negative exchange rate effect.

In the Italian market this brand is a solid performer, and Nielsen statistics show uninterrupted growth in consumption for the past five years.

Campari sales in Italy were slightly up in 2004, growing at a far slower pace than the rise in consumption.

Such a result is actually quite good, however, since the increase in duty – announced in December 2003 and enacted on 1 January 2004 – caused a significant quantity of trade orders to be placed in advance.

In a year-on-year comparison, then, sales in 2004 were doubly penalised, since 2003 profited from the advance placement of orders while 2004 suffered from the normalisation of these abundant stocks.

In Brazil, too, Campari sales continued to grow, both in local currency (+6.1%) and in euro despite the negative 4.7% caused by depreciation of the Brazilian real.

Of Campari's three major markets, only Germany closed the year with lower sales than in 2003.

The contingent factors and weather conditions discussed above with regard to Germany surely had a significant impact on Campari sales in this market, but it is also clear that the process of repositioning the brand takes time and resources, with which the Group is well equipped.

As for the other markets important to the Campari brand, 2004 was positive for Spain, France, Greece and Japan, while sales were down in Switzerland.

Sales of **SKYY Vodka** are still on the rise, both in the key US market and on the export markets.

They increased by 8.3% at constant exchange rates, but dipped by 1.0% net of the exchange rate effect.

The range of SKYY flavoured vodkas, accounting for about 13% of total SKYY label sales, fell by 4.6% at constant exchange rates (–13.1% including the exchange rate effect).

The flavoured range, initially consisting only of SKYY Citrus, was expanded in 2003 with the launch of the line extensions SKYY Berry, SKYY Spiced and SKYY Vanilla.

Sales in 2004 were thus boosted by the intensive sell-in typical of the first phase of a product's life cycle.

It is important to note that the real consumption trend for these products in 2004 rose at a steady double-digit pace.

Total net sales for the **SKYY brand (plain and flavoured vodkas)** grew by 6.3% at constant exchange rates, which translates into a negative 2.9% after the exchange rate effect.

Sales of SKYY Vodka in the export markets now make up around 12% of the total and continue to show a positive trend, thanks in part to wider distribution to new countries but mainly to the better penetration of markets such as Canada and Italy, where the brand was already sold.

Sales of **CampariSoda,** almost fully concentrated in the Italian market, grew by 5.1% with respect to 2003.

It was a good year for this brand; in the mature market of single-serving aperitifs, its performance is still solid and it is flexible enough to withstand consumer promotions.

Sales of **Campari Mixx** plunged by 44.9% with respect to 2003.

There were two reasons for this trend, which must be analysed separately.

The main one was the suspension of the brand's distribution in Germany (as discussed in detail above), where the punishing tax hikes introduced for this category led the Group to interrupt its development plan (the Group previously suspended its plans for the Swiss market for the same reason, although the downturn there was less dramatic).

The second reason was the performance of the entire ready-to-drink market in Italy, where poor summer weather contributed to an unexpected drop in consumption with respect to the previous year.

Under these circumstances, Campari Mixx suffered a two-figure decline in net sales, even while boosting its market share.

The trend for the **Brazilian brands** this year was positive, on the whole, with 5.1% growth in local currency (+0.4% including the exchange rate effect, due to the depreciation of the Brazilian real).

Within this group, sales performance was distinctly better for **Dreher** aguardiente than for the admix whiskies (Old Eight, Drury's and Gold Cup).

In the **admix whisky** market, which showed slight signs of weakness in 2004, the Group's three brands nevertheless managed to increase their market shares.

Sales of **Ouzo 12** were up by 8.3% thanks to good performance in their primary market, Germany, and despite a downturn in Greece.

Cynar sales grew by 8.2% at constant exchange rates and by 7.4% at actual exchange rates.

The overall sales figure benefited from the product's launch in Brazil and from a change of distributor in Switzerland.

In Brazil, starting in July 2004 – once third-party licensing rights to Cynar had expired – Campari do Brasil Ltda. took over the production and distribution of this brand, which is a local leader in its category.

In Switzerland, the Group started to distribute Cynar directly, through Campari Schweiz A.G.

Sales in the Italian market were down.

Mirto and other speciality liqueurs by **Zedda Piras,** primarily sold in Italy, showed a stable performance caused by a decline in volumes sold in Sardinia combined with an increase in the rest of the country.

In Sardinia, still the main market for Zedda Piras, the shrinkage is explained by the considerable decrease in the number of summer visitors to the island.

Of the principal **non-Group brands**, sales for the year showed the following:

- 21.3% growth in the United States for 1800 Tequila, at constant exchange rates (10.4% at actual exchange rates);

- a stable trend for Jägermeister, which in Italy continues to improve its market share in the extremely mature bitters market;
- an overall decline of 6.8% for distributed Scotch whiskies, due to slightly negative organic growth (–1.4%), an unfavourable exchange rate effect (–7.5%) and the external growth brought about by whiskies distributed by Barbero 1891 S.p.A. (+2.0%).

Wines

In 2004 the Group's wines performed very well, with net sales of € 126.3 million (+27.5%).

The overall increase can be broken down into hearty organic growth (+18.2% before the exchange effect), a significant contribution from external growth (+10.7%, thanks chiefly to the first-time consolidation of Barbero 1891 S.p.A.), and a moderate exchange rate loss (–1.3%).

Sales of the wines that entered the Group's portfolio with the acquisition of Barbero 1891 S.p.A. (mainly Asti Mondoro sparkling wine and Enrico Serafino labels) came to around € 10 million for the first 11 months of the year.

In comparison with 2003 figures supplied by Barbero, the company's wines suffered a slight decrease, essentially due to the lower volumes of Mondoro sparkling wine sold in the international markets, where the current sales policy is geared more towards profitability than volume growth.

A small portion of external growth stemmed from the sale of wines produced by Qingdao Sella & Mosca Winery Co. Ltd. and by Société Civile du Domaine de la Margue, which were consolidated on a line-by-line basis for the first time in 2004.

As for the organic part of the business, all of the main brands increased their sales.

Cinzano sparkling wines saw net growth of 8.9% at constant exchange rates (+8.0% at actual rates), making progress in all the main markets.

Cinzano continued to sell strongly in Italy, where it further improved its share of a market that was especially good for Italian sparkling wines during the winter.

The brand also enjoyed sales growth in all its other major markets, i.e. in Sweden, Japan, and to a moderate degree even Germany, where the backslide recorded for the first half of the year was recovered during the second six months.

Sales of **Cinzano vermouths** were up by 13.2% at constant exchange rates (+10.7% including the negative exchange rate effect of 2.5%), thanks to growth in the primary European markets, increased distribution in eastern Europe and an upturn in Japan.

Sella & Mosca wines also had an excellent year, with a sales increase of 14.2% and double-digit growth both in Italy (which accounts for more than 80% of the total) and in the export markets.

In addition to the rise in sales volumes, this positive result also stemmed from a greater proportion of higher priced wines in the mix.

Sales of **Riccadonna** sparkling wines and vermouths more than doubled with respect to the previous year, making a strong contribution to the growth of the Campari Group's wines.

It is worth recalling that the Group has distributed the Riccadonna brand, acquired in early 2004, in its main international markets since 1995.

In 2004, when it acquired the brand, the Group internalised production of Riccadonna sparkling wines and vermouths and began to sell them in Italy as well.

There are thus two reasons for the swift sales growth achieved during the year: the excellent performance in the principal markets (Australia, New Zealand and Denmark) and the first-time consolidation of Italian sales.

Soft drinks

Sales of soft drinks, almost exclusive to the Italian market, came to € 134.6 million and decreased by 4.0% on the previous year.

As mentioned earlier, their performance was badly hit in 2004 by the adverse summer weather.

The trend was also accentuated by a comparison with 2003, when temperatures were well above average throughout the summer.

More specifically, the **Lemonsoda, Oransoda and Pelmosoda** line declined by 12.8%, and Lipton Ice Tea (a non-Group brand distributed in Italy) by 12.4%.

Note that the Group's soft drink business also includes sales of **Crodino**, which is a non-alcoholic aperitif and is thus less affected by weather conditions.

Crodino, which closed the year with sales growth of 6.3%, has been performing consistently well in Italy and is a very popular choice with consumers.

Other sales

This minor segment includes revenues from co-packing and sales to third parties of raw materials and semi-finished goods.

In 2004 it brought in € 9.9 million, an increase of 37.2% on the previous year, generated wholly by the change in the basis of consolidation.

Following the acquisition of Barbero 1891 S.p.A., this segment now includes production of Frangelico on behalf of its brand owners Cantrell & Cochrane.

"Other sales" that existed before the acquisition saw a sharp decline in 2004, due to the suspension of production for third parties in Brazil and the reduction of these activities in Italy.

Reclassified profit and loss account

Note on the impact of exchange rates

The following table gives a results summary for the group in 2004, and the percentage changes compared with the previous year.

For 2004 we give the final figures for the year (the column headed "at actual exchange rates"), as well as the figures at constant exchange rates, which strip out the effects of the revaluation of the euro.

Comparison of the 2004 results at constant exchange rates with the 2003 results (the column headed "% change at constant exchange rates") shows how the group has, at constant interest rates, achieved an 11.9% increase in sales and double-digit growth for all operating profit indicators.

€ million	2004 at real exchange rates	real % change compared with 2003	2004 at constant exchange rates	% change at constant exchange rates compared with 2003	exchange rate effect %
Sales net of discounts and excise duties	779.2	9.1%	799.4	11.9%	–2.8%
Trading profit	219.1	13.5%	225.9	17.0%	–3.5%
EBITDA	183.6	8.5%	189.6	12.1%	–3.6%
EBITA	164.9	9.5%	170.8	13.3%	–3.9%
EBIT = Operating income	129.8	6.2%	135.6	11.0%	–4.8%
Profit before taxes and minority interests	123.2	–10.8%	128.8	–6.8%	–4.1%
Net attributable profit	69.3	–13.2%	72.2	–9.5%	–3.7%

The last column, which summarises the negative effects of exchange rates, shows how profitability indicators are hit proportionally more than sales by exchange rate changes: the impact on profitability indicators ranges between a minimum of –3.5% for trading profit and a maximum of –4.8% for EBIT, whereas the negative impact on sales is just –2.8%.

This is because the group's profit and loss account is affected by exchange rates in two ways:

- the translation effect, which relates to the conversion into euro of figures originally in foreign currency, such as those for Skyy Spirits, LLC, and Campari do Brasil Ltda. In these cases, given that both costs and revenues are affected in the same percentage terms, the reduction in the profitability indicators is in proportion to that in sales;
- the transaction effect, which relates to the conversion into euro of sales in foreign currencies by group companies that report their results in euro and whose costs are largely denominated in euro; in these cases the reduction in profitability indicators is proportionally greater than that in sales, because the reduction in sales is not offset by the small improvement in costs.

The table below shows the impact of exchange rates on sales, EBITA, and EBIT.

Specifically, the proportion of the exchange rate impact accounted for by the translation and transaction effects is shown in relation to the previous year's results, together with the proportion of the overall exchange rate effect accounted for by the transaction component.

Analysis of exchange rate impact	Net sales	EBITA	EBIT
Figures for January-December 2004 (€ million)	779.2	164.9	129.8
Figures for January-December 2003 (€ million)	714.1	150.7	122.2
Exchange rate impact on 2003:			
Overall exchange rate impact (€ million)	–20.2	–5.9	–5.9
of which translation effect (v million)	–18.2	–4.5	–4.5
of which transaction effect (€ million)	–2.0	–1.4	–1.4
Overall exchange rate impact (%)	–2.8%	–3.9%	–4.8%
of which translation effect	–2.5%	–3.0%	–3.7%
of which transaction effect	–0.3%	–0.9%	–1.1%
Proportion of overall exchange rate impact accounted for by the transaction effect	10.0%	23.7%	23.8%

In order to offset the transaction effect, the company entered into forward hedging contracts which, over the year, had a positive effect on sales – and consequently also on EBIT and EBITA – of € 0.7 million.

RECLASSIFIED PROFIT AND LOSS ACCOUNT

The following table gives the consolidated profit and loss account for 2004 and 2003, reclassified according to international practice.

€ million	2004		2003		
	€ million	%	€ million	%	% change
Net sales	**779.2**	**100.0%**	**714.1**	**100.0%**	**9.1%**
Cost of materials	(264.2)	–33.9%	(256.3)	–35.9%	3.1%
Production costs	(52.5)	–6.7%	(44.9)	–6.3%	16.8%
Total cost of goods sold	**(316.6)**	**–40.6%**	**(301.2)**	**–42.2%**	**5.1%**
Gross margin	**462.6**	**59.4%**	**412.9**	**57.8%**	**12.0%**
Advertising and promotional costs	(159.5)	–20.5%	(143.7)	–20.1%	11.0%
Sales and distribution costs	(83.9)	–10.8%	(76.1)	–10.7%	10.3%
Trading profit	**219.1**	**28.1%**	**193.1**	**27.0%**	**13.5%**
General and administrative expenses	(53.3)	–6.8%	(46.9)	–6.6%	13.7%
Other operating income	1.8	0.2%	6.9	1.0%	–73.6%
Goodwill and trademark amortisation	(35.1)	–4.5%	(28.4)	–4.0%	23.5%
EBIT before non-recurring costs	**132.5**	**17.0%**	**124.7**	**17.5%**	**6.3%**
Non-recurring costs	(2.8)	–0.4%	(2.5)	–0.3%	11.7%
EBIT	**129.8**	**16.7%**	**122.2**	**17.1%**	**6.2%**
Net financial income (charges)	(8.3)	–1.1%	(8.8)	–1.2%	–6.2%
Net exchange rate gains (losses)	(0.5)	–0.1%	1.6	0.2%	–133.7%
Other non-operating income (charges)	2.2	0.3%	23.1	3.2%	–90.4%
Profit before minority interests and tax	**123.2**	**15.8%**	**138.1**	**19.3%**	**–10.8%**
Minority interests	(17.0)	–2.2%	(17.9)	–2.5%	–5.0%
Profit before tax	**106.2**	**13.6%**	**120.2**	**16.8%**	**–11.7%**
Tax	(36,9)	–4,7%	(40,4)	–5,7%	–8,7%
Net profit	**69,3**	**8,9%**	**79,8**	**11,2%**	**–13,2%**
Depreciation of tangible fixed assets	(15,7)	–2,0%	(15,4)	–2,2%	2,0%
Amortisation of intangible fixed assets	(38,0)	–4,9%	(31,6)	–4,4%	20,5%
Total depreciation and amortisation	**(53,8)**	**–6,9%**	**(47,0)**	**–6,6%**	**14,5%**
EBITDA before non-recurring costs	186,3	23,9%	171,7	24,0%	8,5%
EBITDA	**183,6**	**23,6%**	**169,2**	**23,7%**	**8,5%**
EBITA before non-recurring costs	167,7	21,5%	153,1	21,4%	9,5%
EBITA	**164,9**	**21,2%**	**150,7**	**21,1%**	**9,5%**

The **net sales** performance was described in detail in the preceding section.

Other profit and loss account items are analysed below, with special reference to their percentage impact on net sales.

The **cost of goods sold** worldwide fell as a percentage of sales from 42.2% the previous year to 40.6% in 2004.

However, the two elements that constitute it – cost of materials and production costs – showed opposing trends.

The former showed a positive trend, falling by two points as a percentage of net sales, whereas the latter rose by 0.4 points.

These two opposing trends were chiefly the result of changes in the production of Cinzano vermouth and sparkling wines, whose manufacture was previously entrusted to third parties but was progressively taken in-house from the end of 2003 onwards, before being transferred to the new facility at Novi Ligure.

During 2004 this change eliminated the bottling fees paid to third parties, which during 2003 came under cost of materials, and at the same time produced an increase in the group's internal production costs.

In 2004 these costs totalled € 52.5 million, of which now more than a fifth related to the new facility at Novi Ligure.

The construction of this new production unit is part of a complex reorganisation of the group's industrial assets, which in 2004 was not yet complete.

In July 2003 the Termoli factory ceased operations, and its production was transferred to Novi Ligure.

However, the group will only begin to feel the full benefit of the synergies produced by the reorganisation plan in the second half of 2005, when production at the Sesto San Giovanni facility is due to be transferred to Novi Ligure.

As regards the cost of materials as a proportion of sales (apart from the effect mentioned above, which relates specifically to wines) 2004 results benefited from a significant positive effect from the mix of sales.

Spirits in particular, where the cost of materials accounts for a much lower proportion of sales, saw robust sales growth, whereas sales of soft drinks, where materials costs are proportionally higher, fell.

Advertising and promotional costs in 2004 were € 159.5 million, and stood at 20.5% of sales, or 0.3 percentage points higher than the previous year.

Compared with 2003, spending was much higher in the last quarter of the year, partly as a result of vigorous promotion and advertising of wines, and partly because of a difference in planning for spirits.

Please note that on the reclassified profit and loss account, advertising and promotional costs are always given net of expenses payments from the owners of brands for which the group is a licensed distributor.

Sales and distribution costs were broadly unchanged as a percentage of sales at 10.8%, from 10.7% 2003, as a result of two factors: first, costs were contained on the organic side of the business; and second, the consolidation of Barbero 1891 SpA had a negative impact, where costs account for a higher proportion of sales than the group average.

The trading margin was 28.1% in 2004, a 1.1 percentage point improvement on the previous year.

Trading profit figure was € 219.1 million, an increase of 13.5% on the previous year.

This was a highly encouraging result because, on a same structure basis and at constant exchange rates, organic growth was 9.1%.

Growth of 7.9% can be attributed to the acquisition of Barbero 1891 S.p.A., while exchange rates had a negative impact of 3.5%.

General and administrative expenses rose slightly as a percentage of sales from 6.6% the previous year to 6.8%.

The most substantial item behind this increase was the rental on the building in Via Filippo Turati, Milan, sold in 2003, which was markedly higher than the relevant amortisation.

Another item whose cost was more significant than the previous year related to consultancy charges.

Other operating income in 2004 was a net € 1.8 million, markedly less than the previous year's figure of € 6.9 million.

The reduction was essentially due to the loss of € 4.4 million in royalties which Skyy Spirits, LLC received in 2003 for SKYY Blue ready-to-drink items, produced and distributed by SABMiller in the United States.

The agreement between the two companies stipulates that Skyy Spirits, LLC receives royalties in proportion to sales, but contributes a share of SABMiller's advertising and promotional expenses (this contribution can never exceed the value of the royalties).

In 2004 Skyy Spirits, LLC received no net revenue, whereas during the two previous years when the agreement was in force, 2002 and 2003, Skyy Spirits, LLC was paid a minimum guaranteed royalty of US$ 5 million per year.

Another reason for the lower figure compared to the previous year was that the 2003 results benefited from a contractual indemnity relating to co-packaging for third parties, which had been agreed but never carried out.

Goodwill and trademark amortisation stood at € 35.1 million, an increase of € 6.7 million on the previous year.

The net change here is chiefly attributable to the increase in goodwill amortisation relating to the acquisition of Barbero 1891 S.p.A.

The rest of the increase is due to amortisation of the Riccadonna brand and goodwill relating to Koutsikos S.A., which were acquired recently.

Operating profit before non-recurring costs was € 132.5 million, up 6.3% on the previous year.

Non-recurring costs came to € 2.8 million, of which € 1.5 million related to extraordinary legal expenses connected to the settlement of a dispute over the use of a brand name, while € 1.3 million related to extraordinary staff costs.

In 2003 these charges came to € 2.5 million and, as in 2004, consisted partly of extraordinary legal expenses and partly of staff costs.

Please note that the extraordinary staff costs included in this item do not relate to the reorganisation plan now under way, for which a special fund of € 10.0 million was set aside in 2002; at 31 December 2004, € 5.4 million of this sum had been used.

EBIT (operating profit after non-recurring costs) was up 6.2% on the previous year at € 129.8 million.

The EBIT margin was 16.7%

The increase in EBIT was less than that for trading profit (13.5%) because the last three items analysed above (other operating income, goodwill and trademark amortisation, and non-recurring costs) added extra charges totalling about € 12.0 million, 50% higher than in 2003.

EBITA (operating profit before goodwill and trademark amortisation) was € 164.9 million, an increase of 9.5% on the previous year.

This increase, which was greater than the increase in EBIT, reflected the fact that at this level of operating profit the charge relating to the greater goodwill amortisation arising from the acquisition of Barbero 1891 S.p.A. was not applied.

EBITDA was € 183.6 million, an increase of 8.5%.

This increase was slightly less than for EBITA, because depreciation rose by a smaller percentage than amortisation.

Depreciation in 2004 was € 15.7 million, an increase of just 2.0% or € 0.3 million compared with 2003.

The increase relating to the new factory at Novi Ligure was almost completely offset by large decreases attributable to:

- other production facilities
- the end of depreciation of the building in Via Filippo Turati, Milan, sold in July 2003
- the end of depreciation of the returnable bottles line, as returnable bottles were replaced by throw-away bottles.

While EBITA and EBITDA, which were reported before non-recurring costs, were higher in absolute terms, growth rates were similar for both items when calculated net of non-recurring charges, and were essentially the same for both years.

Of the three items on the profit and loss account between operating profit and pre-tax profit (financial charges, exchange rate differences, and other non-operating income (charges)), only the latter had a significant effect on the group's results.

Net financial charges were down from € 8.8 million to € 8.3 million.

This was achieved thanks to lower average interest rates, and despite a higher average debt figure than in 2003.

Net debt at the end of the 2004 was markedly better than a year earlier, although the year's average figure was higher than in 2003, as the acquisition of Barbero 1891 S.p.A. in December 2003 had a very limited impact on that year's average debt.

Exchange rate differences produced a net loss of € 0.5 million, compared with a net gain of € 1.6 million in 2003, when there was a gain of € 2.4 million following the closure of foreign currency positions relating to the US dollar-denominated private placement that took place in July 2002.

Other **non-operating income and charges** were positive at € 2.2 million in 2004, chiefly as a result of net capital gains of € 0.7 million, windfall gains on tax totalling € 2.5 million and provisions of about € 1.0 million, mainly relating to tax disputes.

This item shows a sharp drop from 2003, when it was positive to the tune of € 23.1 million, a figure that included (under income), a capital gain of € 33.7 million from the sale of the building in Via Filippo Turati, Milan, and (under charges), provisions and write-downs totalling some € 10.0 million.

Because of the high extraordinary income figure the previous year, **profit before tax and minority interests** and **Group net profit** were down in 2004 from 2003, by 10.8% and 13.2% respectively.

Minority interests in 2004 came to € 17.0 million, down from € 17.9 million the previous year.

This change is solely due to the positive effect of the fall in the US dollar on the portion of Skyy Spirits, LLC profit attributable to minorities, which increased in local currency, despite the loss of the SKYY Blue royalties.

After **tax** for the year, of € 36.9 million, **Group net profit** in 2004 was € 69.3 million (8.9% of net sales), down 13.2% on the previous year.

As pointed out in the introduction, if Group net profit were adjusted for the two years, so as to compare directly all the extraordinary income items (non-operating income and charges), as well as the relative impact of tax, group profit in 2004, at € 67.8 million, would show an increase of 5.1% rather than a drop of 13.2%.

Profitability by business area

The Campari Group first breaks its results down by business area, that is, into spirits, wines, soft drinks and other sales.

Profitability by business area is calculated by combining the results of every brand within the segment. Trading profit is considered the best measure of the performance of individual areas, and is calculated using revenues and costs directly attributable to individual products.

In 2004, the Group's consolidated trading profit was € 219.1 million, an increase of 13.5% compared to the previous year.

To make the comparison of data relating to profitability by segment meaningful, in the current transitional phase of the restructuring under way, trading profit as shown in the notes on the consolidated profit and loss account has been adjusted in this section to take account of costs that cannot be allocated directly to production at the new Novi Ligure plant, which came to € 1.9 million in 2004.

Production at the Group's large new facility, which now includes Cinzano, Cynar, Jägermeister and Biancosarti, was always designed to be extended to Campari and CampariSoda.

The plant will therefore only be fully on stream in the second half of 2005, when production of these brands is transferred from Sesto San Giovanni.

The table below shows trading profit performance for each business area and for the Group as a whole in both 2003 and 2004. Note that 2003 was subject to cost adjustments for the Novi Ligure plant.

Trading profit	2004		2003		2004 / 2003
	€ million	% of total	€ million	% of total	% change
Spirits	176.6	79.9%	157.7	80.0%	12.0%
Wines	13.6	6.1%	11.3	5.8%	19.5%
Soft drinks	29.2	13.2%	26.7	13.5%	9.5%
Other	1.6	0.7%	1.4	0.7%	14.2%
Trading profit - all segments	**221.0**	**100.0%**	**197.1**	**100.0%**	**12.1%**
Indirect production costs	(1.9)		(4.0)		
Consolidated trading profit	**219.1**		**193.1**		**13.5%**

Two tables are given below for each business segment: the first sets out changes profitability between the two years, while the second shows percentage changes in organic and external growth, and the effect of exchange rate movements.

Spirits

	2004		2003		%
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	change
Net sales	508.4	100.0%	467.6	100.0%	8.7%
Gross profit	342.3	67.3%	308.2	65.9%	11.1%
Trading profit	176.6	34.7%	157.7	33.7%	12.0%

Breakdown of % change in profitability spirits	total % change	of which organic growth before exchange rate effect	of which exchange rate effect	of which external growth
Net sales	8.7%	3.7%	–4.0%	9.0%
Gross profit	11.1%	4.2%	–3.7%	10.6%
Trading profit	12.0%	6.9%	–3.8%	8.9%

In 2004, the spirits segment generated a trading profit of € 176.6 million, equivalent to 34.7% of net sales, confirming its position as one of the Group's core businesses.

Trading profit grew by 12% overall.

As the second table shows, organic growth was 6.9%, thanks to a particularly hefty contribution from CampariSoda and SKYY Vodka.

The trading profit generated by external growth, notably the inclusion of Barbero 1891 S.p.A. spirits, can be quantified at 8.9%.

Note that the profitability of these spirits was in line with the high levels of the Group's existing spirits business. The first-time consolidation of Barbero 1891 S.p.A. boosted the Group's net sales figure in the segment by 9%, and had a similar impact on trading profit (8.9%).

Negative exchange rate movements reduced trading profit by 3.8%.

Wines

	2004		2003		%
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	change
Net sales	126.3	100.0%	99.0	100.0%	27.5%
Gross profit	56.4	44.6%	44.2	44.6%	27.6%
Trading profit	13.6	10.7%	11.3	11.5%	19.5%

Breakdown of % change in profitability wines	change % total	of which organic growth before exchange rate effect	of which exchange rate effect	of which external growth
Net sales	27.5%	18.2%	–1.3%	10.7%
Gross profit	27.6%	22.2%	–2.3%	7.6%
Trading profit	19.5%	20.2%	–6.9%	6.2%

In 2004, trading profit for wines was € 13.6 million, an increase of 19.5% compared to 2003.

This was due to contributions from organic growth (20.2%) and external growth (6.2%), while exchange rates had a negative impact of 6.9%.

The profitability of the wines segment was lower than that of spirits, at 10.7% of sales.

The slight fall in overall profitability was triggered by the effects of external growth and exchange rate movements, which more than offset the increase in organic growth.

External growth – chiefly generated by Barbero 1891 S.p.A. wines (Mondoro and Enrico Serafino) – is lower in terms of profitability than for the Group's existing portfolio of wines: it contributed 10.7% to overall sales growth, and only 6.2% to trading profit.

With respect to organic growth:

- Cinzano sparkling wines and vermouth – now produced at the Novi Ligure plant – were affected by the costs of a complex start-up operation in the first half of the year, while in the second half the Group made significant production, enabling it to close 2004 with a lower than expected average product cost; of the two Cinzano brands, sparkling wines made a bigger contribution than vermouth to the profit of the wines segment, as promotional and advertising costs related to the latter rose substantially in 2004;
- the Riccadonna brand provided a significant boost to growth in profitability, as a result of the production being undertaken internally, and its launch on the Italian market;
- Sella & Mosca wines generated positive growth in profitability, which was proportionally greater than their contribution to sales growth.

Soft drinks

	2004 € million	2004 % contribution to segment sales	2003 € million	2003 % contribution to segment sales	change in %
Net sales	134.6	100.0%	140.3	100.0%	–4.0%
Gross profit	63.7	47.4%	63.1	45.0%	1.0%
Trading profit	29.2	21.7%	26.7	19.0%	9.5%

Breakdown of % change in profitability soft drinks	change % total	of which organic growth before exchange rate effect	of which exchange rate effect	of which external growth
Net sales	–4.0%	–4.0%	0.0%	0.0%
Gross profit	1.0%	1.0%	0.0%	0.0%
Trading profit	9.5%	9.5%	0.0%	0.0%

Trading profit for the soft drinks business was € 29.2 million, or 21.7% of net sales, and 9.5% higher than in 2003.

This positive result was entirely due to a good performance from Crodino, which is the most profitable brand in this segment.

The segment recorded an overall decline in net sales (–4.0%), as a result of falling soft drink sales, which were only partly offset by the solid performance of Crodino.

As Crodino accounts for a significant proportion of the sales mix, the segment posted a 1.0% rise in gross profit.

In addition, given promotional and advertising spending on Crodino, which remained high and broadly unchanged on the previous year, the trading profit of the brand and the whole soft drinks segment improved significantly.

Other sales

	2004 € million	2004 % contribution to segment sales	2003 € million	2003 % contribution to segment sales	change in %
Net sales	9.9	100.0%	7.2	100.0%	37.2%
Gross profit	2.0	20.4%	1.4	20.1%	39.3%
Trading profit	1.6	15.9%	1.4	19.1%	14.2%

Breakdown of % change in profitability Other sales	change % total	of which organic growth before exchange rate effect	of which exchange rate effect	of which external growth
Net sales	37.2%	–40.3%	–0.6%	78.0%
Gross profit	39.3%	–21.7%	–2.0%	63.0%
Trading profit	14.2%	–18.6%	–2.2%	34.9%

Trading profit for the "other sales" segment was € 1.6 million, an increase of 14.2% compared to the previous year.

The figure was boosted by the additional profit generated by the Frangelico brand, produced by Barbero 1891 S.p.A. on behalf of Cantrell & Cochrane, which owns the brand.

External growth more than offset both the suspension of production for third parties in Brazil and the sharp fall in co-packing revenues in Italy.

Cash flow statement

The table below shows a summary of the Group's reclassified cash flow statement (the full version appears in the section containing the financial statements), which highlights the items that had a significant impact on cash flow for the year.

It does not show the financial flows relating to changes in short- or long-term debt, or investments in marketable securities; consequently, the final figure showing total cash flows for the year corresponds to the change in the Group's financial position, which was positive at € 68.4 million in 2004.

	31 December 2004 same structure basis	31 December 2003 same structure basis
Group profit before tax	106.4	120.2
Depreciation and amortisation	53.8	47.0
Gains on sales of non-current assets	(1.5)	(34.4)
Other items (provisions, use of funds, staff severance fund)	0.4	5.8
Current tax	(32.0)	(37.2)
Changes in tax payables and receivables, incl. deferred taxes	(16.1)	5.3
Cash flow from operations before changes in operating working capital	**111.0**	**106.7**
Changes in operating working capital	4.2	(30.8)
Cash flow from operations (A)	**115.2**	**75.9**
Purchase of tangible fixed assets	(15.9)	(28.4)
Payables to suppliers (Novi Ligure)		(17.0)
Purchase of intangible fixed assets	(3.0)	(7.4)
Gains on sales of tangible fixed assets	2.6	40.3
Cash flow from investments (B)	**(16.4)**	**(12.5)**
Free cash flow (A+B)	**98.8**	**63.4**
Acquisitions and changes in the basis of consolidation	(14.1)	(155.6)
Other investments	2.0	0.3
Dividends	(24.7)	(24.7)
Cash flow from other activities (C)	**(36.8)**	**(180.0)**
Exchange rate differences and other changes (D)	6.3	18.4
Change in net financial position (A + B + C + D)	**68.4**	**(98.3)**

Cash flow from operations before changes in working capital rose by € 4.3 million, from € 106.7 million the previous year, to € 111.0 million.

Before tax, the figure was € 20.5 million higher than in 2003.

The significant change in tax payables and receivables, which in 2004 led to the use of € 16.1 million in cash funds, relates to the payment of corporate income taxes for 2003 by the Parent Company Davide Campari-Milano S.p.A. and subsidiary Campari-Crodo S.p.A.

In 2002, the two companies benefited from significant tax breaks, while in 2003, in accordance with tax regulations, they made payments on account based on taxable income for 2002, which was artificially reduced by the tax breaks of that year.

Given that payments on account were significantly lower than the actual tax charge for 2003, the amount of tax paid in the first half of 2004 was particularly high.

Furthermore, in 2004 payments made on account by the Parent Company Davide Campari-Milano S.p.A. were higher than actual tax liabilities at year end.

The difference was only partly used to cover the tax liabilities of Italian companies consolidated for tax purposes.

The change in operating working capital had a positive effect of € 4.2 million on cash flows for the year.

This was mainly due to an increase in payables to suppliers; in 2003, operating working capital rose sharply, absorbing cash of € 30.8 million.

Note that this reclassified cash flow statement shows organic growth in operating working capital, and therefore does not take into account the exchange rate effect or changes in the basis of consolidation.

In 2004, the exchange rate effect was positive at € 2.8 million, and is shown separately under the item "exchange rate differences and other changes"; while the change in the basis of consolidation had a negative impact of € 2.4 million, and is included under "acquisitions and changes in the basis of consolidation".

Thus, total cash flow from operations was € 115.2 million in 2004, an increase of € 39.3 million compared to the previous year's figure of € 75.9 million.

The Group made net investments totalling € 16.4 million, including investments in tangible and intangible assets (€ 18.9 million), but excluding the acquisition of the Riccadonna brand, reclassified under acquisitions for the year and therefore not included under free cash flow.

This figure was lower than that for the previous year (€ 35.8 million), which included income from disposals of € 40.3 million, chiefly relating to the sale of the building in Via Filippo Turati in Milan.

Group free cash flow was therefore € 98.8 million, an increase of € 35.4 million compared with the 2003 figure of € 63.4 million.

Acquisitions, including the purchase of the Riccadonna brand in particular, and to a lesser extent of Koutsikos SA, cost a total of € 14.1 million.

Note that in 2003, the Group acquired Barbero 1891 S.p.A. for € 147.1 million, and the remaining minority stake in Sella & Mosca S.p.A. for € 8.5 million.

Cash flow generated in 2004 came out at € 68.4 million, after dividends of € 24.7 million paid to the shareholders of the Parent Company Davide Campari-Milano S.p.A. (unchanged from the previous year), and net of exchange rate differences and other minor changes.

Net financial position

At 31 December 2004, the Group had net debt of € 228.7 million, an improvement on the end-December 2003 figure of € 297.1 million.

Its financial position comprised the following items:

	31 December 2004	31 December 2003	change
Cash and banks	239.5	133.6	105.9
Marketable securities	6.4	1.9	4.5
Payables to banks	(56.7)	(30.1)	(26.6)
Real estate lease payables	(2.9)	–	(2.9)
Private placement	(2.9)	–	(2.9)
Interest on private placement	(4.9)	(4.4)	(0.5)
Short-term financial position	**178.5**	**101.0**	**77.5**
Payables to banks	(3.6)	(3.9)	0.3
Real estate lease payables	(22.0)	0.0	(22.0)
Bonds	(258.0)	(258.0)	0.0
Private placement	(122.0)	(134.6)	12.6
Other financial payables	(1.6)	(1.6)	0.0
Medium- to long-term debt	**(407.2)**	**(398.1)**	**(9.1)**
Net financial position	**(228.7)**	**(297.1)**	**68.4**
Financial position of Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile du Domaine de la Margue, not consolidated at 31 December 2003	–	(0.9)	0.9
Net financial position adjusted at 31 December 2003	**(228.7)**	**(298.0)**	**69.3**

For ease of comparison, in the table above the financial positions at 31 December 2003 have been adjusted to include figures for Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile du Domaine de la Margue, both of which were consolidated from 1 January 2004.

The financial position shown does not include own shares held by the Parent Company Davide Campari-Milano S.p.A. that are recorded under financial fixed assets as of 31 December 2004 at the purchase cost of € 29.8 million.

The increase of € 105.9 million in the cash and banks item was due to several factors.

It was partly generated by improved cash flow from operations and in particular the impact of the acquisition of Barbero 1891 S.p.A.

The acquisition was completed in December 2003 and therefore had a significant effect on the final net debt figure for that year, while it made a positive contribution to cash flow from 2004 only.

A contribution also came from the financial leasing contract entered into during the year in relation to part of the investment in the Novi Ligure plant, which generated cash of € 27.5 million excluding rental charges already paid (the residual debt at year end stood at € 24.9 million).

Lastly, the higher figure under cash and banks compared with the end of the previous year, which was offset by an increase in payables to banks, relates to the outlay required to purchase a further stake in subsidiary Skyy Spirits, LLC in February 2005.

Please see the section "Events taking place after the end of 2004" for further details.

The net debt figure was positively affected by the further depreciation of the US dollar, which at 31 December 2004 exchange rates, reduced the value of the long-term debt of Redfire, Inc. by € 9.7 million compared to 31 December 2003.

The portion of this loan maturing in July 2005 (USD 4.0 million) has been reclassified under short-term debt.

Balance sheet

The table below shows the reclassified consolidated balance sheet, which highlights the Group's financing sources and how they have been employed.

Note that certain receivables previously included under other receivables and receivables from suppliers in respect of contributions to promotional costs are now classified under working capital; for ease of comparison, these items have also been reclassified for 31 December 2003.

Please refer to the notes to the accounts for a more detailed analysis of the main items on the consolidated balance sheet.

	31 December 2004	31 December 2003	change
Inventories	114.4	106.4	8.0
Receivables from customers	173.1	174.2	(1.1)
Payables to suppliers	(142.1)	(127.6)	(14.5)
Receivables in respect of contributions to promotional costs	7.6	4.6	3.0
Net working capital	**153.0**	**157.6**	**(4.6)**
Other short-term assets and liabilities	(29.9)	(38.7)	8.8
Working capital	**123.1**	**118.9**	**4.2**
Staff severance fund	(15.2)	(15.6)	0.4
Balance of pre-paid and deferred taxes	(2.7)	(0.2)	(2.5)
Other non-current liabilities	(17.7)	(21.8)	4.1
Other net liabilities	**(35.6)**	**(37.6)**	**2.0**
Net tangible fixed assets	156.9	152.4	4.5
Intangible fixed assets	549.1	571.6	(22.5)
Financial fixed assets	35.5	44.7	(9.2)
Total non-current assets	**741.5**	**768.7**	**(27.2)**
Invested capital	**829.0**	**850.0**	**(21.0)**
Shareholders' equity	(596.0)	(548.2)	(47.8)
Minority interests	(4.3)	(4.7)	0.4
Net debt	(228.7)	(297.1)	68.4
Financing sources	**(829.0)**	**(850.0)**	**21.0**

At 31 December 2004, the Group had net invested capital of € 829.0 million, shareholders' equity of € 596.0 million and net debt of € 228.7 million.

Minority shareholders' equity totalled € 4.3 million.

On the same date, the Group's debt to equity ratio had improved to 38.4%, from 54.2% the previous year.

Invested capital fell by € 21.0 million in 2004, chiefly due to a decline in the value of non-current assets.

Specifically, investment in intangible assets of € 14.3 million was more than offset by amortisation of € 38.0 million, largely generated by consolidation differences.

These factors led to a net reduction in the value of intangible assets of € 22.5 million.

The figure for financial fixed assets was € 9.2 million lower this time, as a result of the full consolidation of Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile du Domaine de la Margue from 1 January 2004.

Details of other significant changes are set out as follows.

- net working capital fell by € 4.6 million; the change shown here differs from that set out in the cash flow statement above, which strips out exchange rate effects and changes in the basis of consolidation, in order to show organic growth in net working capital;
- other short-term assets and liabilities showed a negative balance, but nevertheless improved by € 8.8 million; this was chiefly as a result of lower tax liabilities for the Parent Company Davide Campari-Milano S.p.A., and the increase in receivables resulting from payments on account that were higher than actual liabilities at the end of the year; as the Group's Italian companies are now consolidated for tax purposes, the Parent Company used part of these receivables to offset the tax charges of its subsidiaries;
- net tangible fixed assets include investments of € 15.9 million, which were almost fully offset by depreciation of € 15.7 million; the remaining increase is due to the change in the basis of consolidation, and the assets of Société Civile du Domaine de la Margue in particular;
- Group shareholders' equity grew by € 47.8 million compared to the previous year, and includes the negative impact of dividends totalling € 24.7 million paid by the Parent Company Davide Campari-Milano S.p.A. and the positive impact of net profit of € 69.3 million and the exchange rate differences resulting from the conversion of the shareholders' equity of subsidiaries.

INVESTMENTS

Investments in tangible and intangible foxed assets totalled € 30.2 million, excluding the increases resulting from changes in the basis of consolidation.

Specifically, the Group invested € 15.9 million in tangible assets.

This included € 6.3 million invested by the Parent Company Davide Campari-Milano S.p.A., € 4.6 million invested by Sella & Mosca S.p.A. and € 1.3 million each by Koutsikos S.A. and Campari do Brasil Ltda.

Investments made by the Parent Company Davide Campari-Milano S.p.A., which include those of incorporated company Campari-Crodo S.p.A., mainly related to the Novi Ligure (€ 4.1 million), Crodo (€ 0.6 million) and Sulmona plants (€ 0.6 million) and the headquarters (€ 0.9 million).

Koutsikos S.A. invested in the expansion of the plant in Volos, which will be used for the production of Ouzo 12, currently bottled by third parties.

The bulk of investment made by Campari do Brasil Ltda. related to miscellaneous production equipment.

The Group invested € 14.3 million in intangible fixed assets; this figure includes € 11.3 million for the purchase of the Riccadonna brand from Sabevis S.r.l., while the remainder was invested in various software and SAP licences, developing the SAP R/3 system and the launch of this IT system at Skyy Spirits, LLC and Barbero 1891 S.p.A.

RESEARCH AND DEVELOPMENT

Research and development related solely to ordinary production and commercial activities; costs were therefore spread throughout the year.

CORPORATE GOVERNANCE

Please see the Annual report of the Board of Directors on corporate governance attached to this report.

OTHER INFORMATION

Parent Company Davide Campari-Milano S.p.A.

The Parent Company generated a net profit of € 133.7 million in 2004.

This was a significant increase on the previous year, when net profit was € 21.0 million.

This figure takes into account tax provisions of € 6.1 million, amortisation, depreciation and write-downs of € 19.4 million and provisions for risks of € 0.8 million.

The table below shows the main figures for 2004, compared with those of 2003.

Owing to the merger of subsidiary Campari-Crodo S.p.A. into the Parent Company, effective for accounting and tax purposes from 1 January 2004, the comparison of balance sheet and profit and loss account data for 2004 and 2003 is not meaningful.

€ million	31 December 2004	31 December 2003
Value of production	284.3	102.7
Cost of production	(264.0)	(93.8)
Difference between value and cost of production	**20.3**	**8.9**
Total financial income and charges	48.0	(1.8)
Extraordinary items	71.6	22.1
Profit before tax	**139.8**	**29.2**
Corporate income tax	6.1	(8.2)
Net profit	**133.7**	**21.0**

The key factors affecting these results are summarised below.

Net profit for the year was strongly affected by financial and extraordinary income and charges.

Financial income, which was largely generated by dividends from Group subsidiaries and income generated by various cash investments, was partly offset by financial charges resulting from the bond issued on the US market the previous year and interest due on other financial debt.

Extraordinary income includes € 66.8 million from the sale of the shareholdings in Campari Finance Teoranta and Campari Schweiz A.G. to Di.Ci.E. Holding B.V.

Operating profit was € 20.3 million, and was boosted by the results of incorporated company Campari-Crodo S.p.A.

For a clearer picture of the company's performance, the table below shows the main balance sheet items for the last two years, although the figures are not directly comparable owing to the merger of Campari-Crodo S.p.A. into the Parent Company, effective from 1 January 2004.

€ million	31 December 2004	31 December 2003
Total non-current assets	853.7	927.4
Total current assets	173.3	74.3
Total accrued income and deferred charges	4.9	5.0
Total assets	**1,031.9**	**1,006.7**
Total shareholders' equity	453.9	344.9
Total reserves for risks and charges	10.4	8.2
Staff severance fund	8.7	5.5
Total debt	544.4	633.0
Total deferred income and accrued charges	14.5	15.1
Total liabilities	**1,031.9**	**1,006.7**

As of 31 December 2004 net debt was lower than in the previous year, as the table below shows.

	31 December 2004	31 December 2003
Cash and banks	55.7	22.4
Payables to banks	(48.4)	(24.0)
Payables to bondholders	(258.0)	(258.0)
Intercompany financial payables and receivables	(166.1)	(304.4)
Net debt	**(416.8)**	**(563.9)**

Campari on the stock market

Shares

At 31 December 2004 the share capital of Davide Campari-Milano S.p.A. totalled € 29,040,000, divided into 29,040,000 shares with a nominal value of € 1.00 each.

Proposed split

On 21 March 2005 the Board of Directors met to approve the proposed ten-for-one split, whereby ten new shares with a nominal value of € 0.10 each would be issued in exchange for each of the 29,040,000 outstanding shares with a nominal value of € 1.00.

The new shares would qualify for dividends from 1 January 2004, and the current fully paid-up share capital of € 29,040,000 would subsequently be divided into 290,400,000 shares.

Shareholders

At 31 December 2004, the main shareholders were:

Shareholder (1)	Number of ordinary shares (3)	% of share capital
Alicros S.p.A.	14,810,400	51%
Cedar Rock Capital	1,619,282	5.576%
Fidelity Investments	1,451,334	4.997%
Davide Campari-Milano S.p.A.(2)	935,191	3.220%
Lazard Asset Management	603,687	2.079%
Morgan Stanley Investment Management	597,875	2.059%

(1) No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. (as per article 117 of Consob regulation 11971/99 on notification of significant holdings) of having shareholdings greater than 2%.

(2) Purchase of own shares for the purposes of the stock option scheme.

(3) Number of shares before the proposed ten-for-one split

Share price performance

In 2004 Campari shares gained 22.9% on their closing price at 31 December 2003. They outperformed the Mibtel by 4.7% and the FTSEurofirst 300 Beverages Index by 9.7%.

Trading on the Milan stock market (MTA) in 2004 reached an average daily value of € 1.7 million.

At 31 December 2004, the Group's stock market capitalisation stood at € 1,372 million.

Performance of Campari shares since 1 January 2004 (1)



52
51
50
49
48
47
46
45
44
43
42
41
40
39
38
37
36
35
34
33
32
440
400
360
320
280
240
200
160
120
80
40
0
Campari share price (Euro)
Trading volume (thousand shares)
Jan-04 Jan-04 Feb-04 Mar-04 May-04 Jun-04 Jul-04 Aug-04 Sep-04 Oct-04 Nov-04 Dec-04 Jan-05 Feb-05 Mar-05
Campari (trading volume)
Campari (share price)
Mibtel (relative)
FTSEurofirst 300 Beverages (relative)

Source: Bloomberg

(1) Price before the proposed ten-for-one split

Share data(1)		2004	2003	2002	2001
Reference price:					
Price at 31 December	€	47.25	38.46	30.00	26.37
Maximum price	€	47.82	38.48	37.77	31.00
Minimum price	€	35.68	27.41	25.28	21.84
Average price	€	40.35	33.02	31.63	27.16
Capitalisation and volumes					
Average daily volume (2)	Number of shares	42,916	37,894	53,093	72,375
Average daily value (2)	€ million	1.7	1.3	1.7	2.1
Stock market capitalisation at 31 December	€ million	1,372	1,117	871	766
Dividend (3)					
Dividend per share	€	1,00	0,88	0,88	0,88
Total dividend (4)	€ million	28,1	24,7	24,7	24,7

Source: Bloomberg

(1) Share data is shown before the ten-for-one split.

(2) Initial Public Offering on 6 July 2001 at a price of € 31 per share; average daily volumes after the first week of trading were 42,260 shares in 2001; the average daily value after the first week of trading was € 1,145,000 in 2001.

(3) Proposed dividend for 2004.

(4) In 2001, 2002 and 2003, 28,040,000 shares qualified for dividends; this figure is the total number of Group shares minus 1,000,000 own shares; in 2004, 28,104,809 shares qualified for dividends, that is the total number of Group shares minus 935,191 own shares.

Post-split share data [1]		2004	2003	2002	2001
Reference price:					
Price at 31 December	€	4.73	3.85	3.00	2.64
Maximum price	€	4.78	3.85	3.78	3.10
Minimum price	€	3.57	2.74	2.53	2.18
Average price	€	4.04	3.30	3.16	2.72
Capitalisation and volumes					
Average daily volume [2]	No. of shares	429,160	378,940	530,930	723,750
Average daily value [2]	€ million	1.7	1.3	1.7	2.1
Stock market capitalisation at 31 December	€ million	1,372	1,117	871	766
Dividend [3]					
Dividend per share	€	0.100	0.088	0.088	0.088
Total dividend [4]	€ million	28.1	24.7	24.7	24.7

(1) Share data is shown after the ten-for-one split.
(2) Initial Public Offering on 6 July 2001 at a price of € 3.10 per share. Average daily volumes after the first week of trading were 422,600 shares in 2001; the average daily value after the first week of trading was € 1,145,000 in 2001.
(3) Proposed dividend for 2004.
(4) In 2001, 2002 and 2003, 28,400,000 shares qualified for dividends. This figure is the total number of Group shares minus 10,000,000 own shares. In 2004, 281,048,090 shares qualified for dividends, that is the total number of Group shares minus 9,351,910 own shares.

Stock market ratios [1]	2004	2003	2002	2001
Shareholders' equity per share (€)	20.5	18.9	16.5	14.8
Price / book value	2.30	2.04	1.82	1.78
Earnings per share (EPS) (€)	2.39	2.75	2.98	2.18
P/E (price / earnings ratio)	19.8	14.0	10.1	12.1
Earnings per share (adjusted EPS) adjusted for goodwill amortisation (€) [2]	3.37	3.52	3.73	2.54
P/E (price / earnings ratio) adjusted for goodwill amortisation [2]	14.0	13.4	12.7	18.6
Earnings per share (adjusted EPS) adjusted for goodwill amortisation and extraordinary income (€) [3]	3.32	2.99	3.39	2.40
P/E (price / earnings ratio) adjusted for goodwill amortisation and extraordinary income [3]	14.2	16.0	14.7	19.0
Payout ratio (total dividend/ net profit) (%)[4]	40.6	30.9	28.5	38.9
Dividend yield (dividend / price) (%)[4]	2.1	2.3	2.9	3.3

(1) Stock market ratios are shown before the proposed ten-for-one split.
(2) Net profit adjusted for goodwill and trademark amortisation and related tax effects.
(3) Net profit adjusted for goodwill and trademark amortisation, extraordinary income and related tax effects.
(4) Proposed dividend for 2004.

Post-split stock market ratios [1]	2004	2003	2002	2001
Shareholders' equity per share (€)	2.05	1.89	1.65	1.48
Price / book value	2.30	2.04	1.82	1.78
Earnings per share (EPS) (€)	0.24	0.27	0.23	0.22
P/E (price / earnings ratio)	19.8	14.0	10.1	12.1
Earnings per share (EPS) adjusted for goodwill amortisation (€) [2]	0.34	0.35	0.37	0.25
P/E (price / earnings ratio) adjusted for goodwill amoritisation [2]	14.0	13.4	12.7	18.6
Earnings per share (adjusted EPS) adjusted for goodwill amortisation and extraordinary income (€) [3]	0.33	0.30	0.34	0.24
P/E (price / earnings ratio) adjusted for goodwill amortisation and extraordinary income [3]	14.2	16.0	14.7	19.0
Payout ratio (total dividend/ net profit) (%)[4]	40.6	30.9	28.5	38.9
Dividend yield (dividend / price) (%)[4]	2.1	2.3	2.9	3.3

(1) Stock market ratios are shown after the proposed ten-for-one split.
(5) Net profit adjusted for goodwill and trademark amortisation and related tax effects.
(6) Net income adjusted for goodwill and trademark amortisation, extraordinary income and related tax effects.
(7) Proposed dividend for 2004.

Own shares, shares of the controlling shareholder and stock options

The information below is provided pursuant to Consob resolution 11971 of 14 May 1999 and subsequent amendments, and Consob circular 11508 of 15 February 2000.

At 31 December 2004, the Parent Company Davide Campari-Milano S.p.A. had 935,191 own shares with a nominal value of € 1 each; the total value is therefore € 935,191, representing 3.2% of the share capital.

These own shares are to be used in the Group's stock option scheme.

During the year, 187,842 shares were sold as a result of the resignations of beneficiary managers and directors, and 123,133 shares were acquired to supplement the scheme.

The stock option scheme was established by the Parent Company Davide Campari-Milano S.p.A. in 2001 to assign call options on company shares both to employees and managers as well as parties that regularly service one or more Group companies.

In 2004, the second tranche of stock options was approved. This tranche is also governed by the framework plan approved by the shareholders meeting on 2 May 2001.

The options from the first tranche may be exercised from the first day following the vesting period, i.e. 30 June 2006.

No partial exercise is allowed.

The options under the second, separate and additional, tranche may be exercised solely between 1 and 30 July 2009, and partial exercise is allowed.

During the period, and at the time of publication of this report, the Group held no shares in its controlling shareholder, either directly or indirectly.

Dealings with non-consolidated subsidiaries, the controlling shareholder and affiliated companies

Pursuant to article 2428 of the Italian civil code and Consob circulars 97001574 of 20 February 1997 and 98015375 of 27 February 1998, the following tables give details of all Group dealings with non-consolidated subsidiaries, affiliated companies, controlling shareholders and companies controlled by controlling shareholders.

All the operations listed below were carried out at market prices and under market conditions.

Note that with regard to Longhi & Associati S.r.l., which was acquired at the end of the year, all financial positions at 31 December 2004 resulting from transactions with Group companies were eliminated.

The revenues and costs of Group companies resulting from transactions with Longhi & Associati S.r.l. over the year are included under Group revenues and costs arising from transactions with third parties, as indicated below:

Main profit and loss items in the year to 31 December 2004:

Item	€ million	Operation
Revenues from sales	19.3	Revenues from the sale of products by Campari International S.A.M. to M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. and SUMMA S.L.
Other income	0.3	Other revenues of Campari Italia S.p.A. from Longhi & Associati S.r.l.
Services costs	7.8	Promotional and advertising costs incurred by M.C.S. S.c.a.r.l. and International Marques V.o.f., Fior Brands Ltd. and SUMMA S.L. and passed on to Campari International S.A.M.
	0.5	Commissions on the purchase of advertising space charged to Campari Italia S.p.A. and to Sella & Mosca S.p.A. by Longhi & Associati S.r.l.
Financial income	0.1	Interest receivable by Campari Finance Teoranta from Fior Brands Ltd. in respect of a loan

Main balance sheet items in the year to 31 December 2004:

Item	€ million	Operation
Receivables from affiliated companies	7.9	These include: – receivables due to Campari International S.A.M. from M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. and SUMMA S.L. in respect of the commercial dealings outlined above; – receivables due to Campari Finance Teoranta from Fior Brands Ltd. in respect of a GBP 1 million loan and from M.C.S. S.c.a.r.l. in respect of a loan of € 1.0 million.
Payables to affiliated companies	3.2	Payables by Campari International S.A.M. to M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. and SUMMA S.L. for the commercial dealings outlined above.

There were no other financial dealings with subsidiaries, affiliated companies or controlling shareholders during the year.

Personal data protection code

The Italian Group companies are fully compliant with the personal data protection code (Legislative Decree 196 of 30 June 2003).

These companies specifically acknowledge that they have implemented the necessary security measures, including in relation to technological innovation, to the nature of the data and to specific features of the processing, so as to minimise the risks of destruction or loss of data, whether by accident or not, of unauthorised access or of processing operations that are unlawful or inconsistent with the purposes for which the data was collected.

The companies have prepared a security policy document in accordance with Annex B of this Decree.

ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS (IFRS)

Under the terms of EC regulation 1606/2002 of 19 July 2002 adopted by the European Parliament and Council on the application of international accounting standards, European companies listed on regulated markets must, for every financial year from 1 January 2005 onwards, prepare their consolidated accounts in accordance with IAS/IFRS international accounting standards issued by the International Accounting Standards Board and ratified by the European Union.

However, in accordance with the implementation decree of 26 November 2004 issued by the Italian Council of Ministers, the adoption of IAS standards for listed companies' individual accounts is optional for 2005 but obligatory from 1 January 2006.

Prior to the introduction of the international accounting standards adopted by the European Commission, they must be published in full in each of the European Union's official languages in the Official Gazette.

Most of the accounting standards that have to be applied from 1 January 2005 were published in December 2004, as a partial amendment to the standards contained in Community Law 2003 (law 306, dated 31/10/2003).

This timescale has led to delays in the establishment of a legislative framework to ratify the implementation in Italy.

One of the standards ratified at the end of 2004 is the standard relating to the accounting of financial instruments, which is particularly relevant to the Group (IAS 39 "Financial instruments: recognition and measurement"), applicable from 1 January 2005.

In 2004, despite the absence of international accounting standards on certain issues , the Parent Company Davide Campari-Milano S.p.A. began analysing the new accounting principles and the impact these will have on Group companies and the consolidated results.

In particular:

- we analysed individual IAS/IFRS standards, identified the differences between these and the standards currently applied;
- where the information needed for the preparation of the annual and interim accounts according to the new standards required the implementation of new IT processes, we developed and implemented these processes;
- the Group had almost finished quantifying the main effects of the new principles on balance sheet values at the date of transition, and on the comparative figures for 2004.

Based on the work carried out, we set out below the main effects that the introduction of these principles will have on the Campari Group's accounts.

Please also note that this analysis is not exhaustive and focuses on the most important points for the Group at the date of these accounts.

Format of the accounts

IAS 1 ("Presentation of Financial Statements") does not specify the order or layout in which the items must be presented in the financial statements, but only lists the items that should be disclosed separately in the accounts due to their nature or function.

A number of alternative layouts are provided in an attachment to the standard, for illustrative purposes.

The format chosen by the Campari Group is similar to the current reclassified accounts (until now, published as an attachment to the report on operations), with the following characteristics:

- the balance sheet will be prepared on the basis of current and non-current assets and liabilities;
- items on the profit and loss account will be classified according to function.

We consider that this classification will more meaningfully show the elements that have contributed to the Company's results and its balance sheet and financial position, compared to the "statutory format currently used in the consolidated balance sheet and notes to the accounts.

However, given that some information provided in the current statutory format, such as the breakdown of costs by nature, is also useful to forecast future cash flows, further information on this will be shown in the notes.

Similarly, some changes will be necessary to these reclassified accounts in order to comply with IAS 1; for example, there will no longer be an "extraordinary income and charges" category, so these will therefore be included above the operating result (EBIT).

Segment reporting

In order to comply with IAS 14 ("Segment Reporting"), the Group, in accordance with its organisational and reporting structure, and in line with the main source and nature of the risks and benefits to the company, has identified its primary basis of segmentation as area of business and its secondary basis as geographical region, according to the location of its customers.

This is consistent with information on sales performance and profitability included until now in the report on operations.

This information will be supplemented in the annual accounts and interim reports with a breakdown of certain balance sheet items by segment, as required by IAS 14.

Basis of consolidation

The main difference between the criteria for consolidation set out in IAS 27 ("Consolidated and separate financial statements") and Italian regulation is that under the former companies engaged in a different activity from the Parent Company cannot be excluded from the basis of consolidation.

Under current italian regulation a number of small-scale subsidiaries, for which it would be difficult to obtain accounting information in a timely manner, can be excluded from consolidation.

In order to comply with the new standards, Group subsidiaries Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile du Domaine de la Margue have been consolidated since 1 January 2004.

These two companies previously constituted non-consolidated subsidiaries and were valued at equity.

No changes were required as regards the reporting of joint ventures and affiliated companies, which are already valued at equity.

Fair value

The IAS standards introduce a valuation method known as "fair value".

This is an alternative to the historical cost method which may be used for some balance sheet items (including tangible and intangible fixed assets), and is compulsory for others (including some financial assets and liabilities) or in certain situations (such as assets obtained through mergers or company acquisitions).

Where the standards allow the option of retaining the historical cost method of valuation, the Campari Group has chosen this method.

Therefore, tangible and intangible fixed assets will continue to be valued according to Italian accounting standards where IAS principles apply, as allowed by IFRS 1 ("First-time adoption of international financial reporting standards").

With respect to acquisitions already made, the Group has decided to take advantage of the exemption allowed by IFRS 1 to apply IFRS 3 ("Business combinations") retrospectively.

Amongst other things, IFRS3 would require all acquired assets and liabilities to be measured at fair value.

Goodwill and consolidation differences

As required by IAS 38 ("Intangible assets"), values relating to trademarks with an indefinite useful life and consolidation differences will no longer be amortised; the book values will therefore be the net values as at 31 December 2003, and the amortisation included in these accounts will be excluded from the profit and loss account for 2004, prepared under IAS standards, which will be compared with the 2005 figures.

As required by IAS 36 ("Impairment of assets"), impairment tests will be carried out internally, on at least an annual basis, to identify whether a permanent reduction in value of the asset has occurred.

Note that some acquisitions have generated tax breaks under the local regulations relating to goodwill.

When these amortisation charges are eliminated in accordance with the IAS standards, they will no longer qualify for tax breaks.

IAS 32 ("Financial instruments: disclosure and presentation") and IAS 39 ("Financial instruments: recognition and measurement)

The application of these standards, issued in December 2004 and compulsory from 1 January 2005, is optional from 1 January 2004; the Campari Group has chosen not to revalue all of its financial assets and liabilities from 1 January 2004. In any event, the differences on the Group's balance sheet from 1 January 2005 will be as follows.

- *Own shares*

  IAS 32 states that own shares should not be classified as a balance sheet asset but should be deducted from total shareholders' equity.

- *Valuation of derivative hedging instruments and the underlying hedged assets*

  IAS 39 states that derivatives should be measured at fair value, and any variations from this value should be recorded on the profit and loss account.

  Where derivatives have been designated as hedging instruments (if certain conditions requiring the provision of documentary evidence and completion of efficiency tests have been satisfied), the recording of such transactions will involve a balancing entry to account for the effects of changes in the fair value of the hedging instrument and associated hedged asset on the net profit or loss.

  Specifically, the IAS standards identify three types of hedging operations that are recorded differently:

  (a) fair value hedges: hedging exposure to changes in the fair value of the associated asset or liability;

  (b) cash flow hedges: hedging exposure to changes in cash flows, attributable to a specific risk associated with an asset or liability (such as future loan interest payments at variable rates) or a projected transaction (e.g. a planned acquisition or disposal);

  (c) a hedge of a net investment in a foreign operation.

  The Group uses all these types of hedging transaction, in particular:

  - fair value hedges include derivative instruments taken out by the Parent Company Davide Campari-Milano S.p.A. and Redfire, Inc. in relation to a bond a and private placement issued on the US fixed-interest market;
  - cash flow hedges include those taken out by Campari International S.A.M. to hedge against fluctuating interest rates in respect of sales receipts in foreign currency.

Stock options

The new IFRS 2 ("Share-based payment") states that if companies have stock option plans for its employees, the value of the service received must be recorded on the profit and loss account.

This figure is absorbed into the value of the option granted to the employee, calculated at the time the transaction was approved, and should be apportioned uniformly over the life of the plan.

The standard is optional for plans (or revised plans) approved before 7 November 2002; the Parent Company Davide Campari-Milano S.p.A. has therefore decided not to apply the standard to the original part of the plan that was approved in 2001 and is due to mature in 2006.

However, the provisions of the standard will be applied to the extension of the plan approved in 2004, with expiry in 2009, and the effects will be recorded on the profit and loss account from 1 January 2004.

IAS 19 ("Employee benefits")

The treatment of staff severance funds under IAS 19 is particularly important in relation to the Group's Italian companies.

This fund should now be included under "other long-term benefits".

An estimate of the company's obligation at the date of the accounts, based on actuarial calculations, should be included under liabilities.

In light of some uncertainty about the applicability of this criterion to staff severance funds, the Parent Company Davide Campari-Milano S.p.A. has, where necessary, provided an estimate of the fund in accordance with the current interpretation.

Capitalisation of intangible costs

Capitalisation of start-up and expansion costs for intangible assets is no longer allowed under IAS standards.

These expenses, where capitalised, should be included in the opening balance sheet reserves (prepared in accordance with IAS standards) at 1 January 2004 or, if capitalised in 2004, charged to the profit and loss account.

Moreover, IAS 32, as mentioned above, states that costs relating to the issue of financial instruments must be deducted from the corresponding item under payables or shareholder's equity.

Consequently, expenses relating to increases in share capital carried out by the Group's subsidiaries will be deducted, net of tax, from shareholder's equity, while expenses relating to the bond issue by the Parent Company and private placement by Redfire, Inc., will be deducted from financial payables.

Amortised costs will be calculated using the effective interest rate method, as set out in IAS 39, in order to determine the financial charge to be allocated to the profit and loss account for the period.

Leasing

IAS 17 ("Leasing") largely defines finance leases as a type of financing where the lessor retains ownership of the asset.

When the lease contract is signed, the lessee should record it as an asset under tangible fixed assets and include a corresponding entry under liabilities for the same amount payable to the lessor, and subsequently record a depreciation charge and the financial expenses relating to the transaction on the profit and loss account.

Finance leases are currently accounted for in this way in the Group's consolidated accounts, in accordance with recommended practice, as set out in the existing accounting principle 17 on consolidated accounts.

This change will be incorporated into the accounts of the Parent Company Davide Campari-Milano S.p.A., prepared in accordance with IAS standards, from 2006.

At present, finance leases are recorded in the accounts as a normal leasing contract, as required by the accounting and tax regulations currently in existence.

Interim reporting and the appointment of auditors

The timetable for the application of the new IAS accounting standards to 2005 interim reports was set out by Consob in a consultation document on 17 February 2005. Specifically, IAS 34 ("Interim financial reporting") provides the accounting and information criteria that should be used when preparing interim reports according to the new standards.

Consob has suggested a gradual implementation of the new standards; particularly with regard to valuation and measurement:

- for the first quarter (quarter ending 31 March 2005 for the Campari Group) "valuation and measurement criteria established by previous legislation may still be used to prepare the financial statements";
- for the second quarter (quarter ending 30 June 2005 for the Campari Group) "the international accounting standards on valuation and measurement should be used", unless it is not possible to apply the new provisions.

For the notes to the accounts and the content of reports:

- for the first quarterly report, the existing regulations set out in attachment 3D of Consob's Regulations for Issuers may be followed, while companies choosing to prepare the quarterly report according to IAS/IFRS standards may prepare more detailed notes to the accounts in compliance with the requirements of IAS 34;

- for the half-year report, the provisions of IAS 34 should be applied in full; the pre-existing regulations should only be used where it is not possible to apply the new principles, and the report must be accompanied by a clear and detailed reconciliation statement, showing the nature and amount by which the key figures shown in the accounts differ from values obtained by the application of the IAS standards.

Based on these recommendations, the Campari Group intends to take advantage of the option to prepare the first quarterly report using the criteria for valuation and content established by pre-existing regulations.

IAS 34 requirements will then be applied to the interim report for the six months to 30 June 2005.

The appointment of the independent auditors is in progress and will comply with the terms to be established by Consob for the audit of the opening balances in the accounts at the date of transition, and of comparative data from 2004.

EVENTS TAKING PLACE AFTER THE END OF 2004

Acquisition of a further 30.1% stake in Skyy Spirits, LLC

On 25 February 2005, the Parent Company Davide Campari-Milano S.p.A. announced the acquisition of a further 30.1% shareholding in Skyy Spirits, LLC via the exercise of a call option, under the terms agreed in January 2002 when Campari bought a majority shareholding in the company.

The shareholding was bought from companies belonging to Maurice Kanbar, who founded Skyy Spirits, LLC in 1992 and who was the controlling shareholder until January 2002.

Following this acquisition, the Group's holding in Skyy Spirits, LLC increased to 89%.

The payment of US$ 156.6 million (equivalent to around € 118 million at the exchange rate in force on the date of the transaction) was made in cash.

Based on the terms set out in the contract, the call option was exercised at a strike price of 10x the pro rata pre-tax profit reported by Skyy Spirits, LLC in 2004.

The acquisition, acquired through Redfire, Inc., was financed partly using own funds and partly via bank debt.

The remaining 11% of the share capital is held by the management team of Skyy Spirits, LLC.

A contract signed in January 2002 also gives call and put options on this stake to Redfire, Inc., and the management team respectively, for the acquisition / sale of the management team's shareholding at a strike price of between 5x and 15x the average pre-tax profit generated by Skyy Spirits, LLC in 2002-2006.

The option may be exercised after 31 January 2007.

Sesto San Giovanni

Negotiations are under way with the local authority in Sesto San Giovanni aimed at securing approval for a change of use and an increase in useable surface area (requiring an amendment to the local regulatory plan) to enable the Parent Company Davide Campari-Milano S.p.A. to build a new headquarters there.

OUTLOOK

The Group once again achieved highly satisfactory results overall, for the year ending 31 December 2004, in a distinctly unfavourable macroeconomic environment and despite being hard hit by external factors specific to the spirits and soft drinks markets.

This year, forecasts for the Group's main strategic areas appear generally to confirm the current trends of modest growth in the eurozone and stronger growth in the US and especially Brazil.

With respect to exchange rate movements, particularly the US dollar, note that despite a buoyant economy, the combined effect of the budget and trade deficits make it unlikely that, in the short term, the US dollar will strengthen against the euro, enabling us to regain at least some of the profitability eroded by the dollar's decline since 2001.

In any event, when the economic situation is difficult generally, it is easy for a company to underestimate the enormous potential of its brands.

However, where these brands represent real assets, in that they are true market leaders or at least enjoy a strong competitive advantage as perceived by both customers and distributors, they constitute a major resource for that company.

Without wishing to be unduly optimistic, the Campari Group considers itself to be in this position, with a clear strength in its brands.

The Group is therefore confident that the business will grow in 2005 and in the medium term, thereby continuing to deliver satisfactory results.

ATTACHMENTS

Reclassified balance sheet

€ thousand	31 December 2004	31 December 2003
Assets		
Current assets		
Cash and bank	239,483	133,583
Marketable securities	6,467	1,910
Short-term financial receivables	512	781
Receivables from customers, net of provisions for bad debts and year-end bonuses (*)	173,129	174,238
Receivables in respect of contributions to promotional costs	7,606	4,614
Tax credits	10,357	9,893
Pre-paid tax	15,201	15,792
Inventories	114,410	106,363
Other current assets	19,802	24,349
Total current assets	**586,967**	**471,523**
Non-current assets		
Net tangible fixed assets	156,923	152,427
Goodwill, net of depreciation	519,715	552,198
Other intangible fixed assets, net of depreciation	29,356	19,379
Equity investments	642	7,822
Own shares	29,780	31,000
Other assets	5,035	5,771
Total non-current assets	**741,451**	**768,597**
Total assets	**1,328,418**	**1,240,120**
Liabilities and shareholders' equity		
Current liabilities		
Payables to banks	56,686	30,112
Property leases	2,942	0
Private placement	2,940	
Payables to other financial organisations		1
Payables to suppliers (*)	142,108	127,580
Corporate income tax	1,094	14,186
Payables to tax authorities	19,365	18,737
Other current liabilities	45,007	45,206
Total current liabilities	**270,142**	**235,822**
Non-current liabilities		
Staff severance fund	15,154	15,628
Payables to banks	3,580	3,863
Property leases	22,004	0
Payables to bondholders	257,954	257,954
Private placement	122,023	134,600
Payables to other financial organisations	1,625	1,625
Non-current payables to tax authorities	1,789	2,018
Deferred tax	17,858	15,979
Other non-current liabilities	16,049	19,752
Minority interests	4,268	4,668
Total non-current liabilities	**462,304**	**456,087**
Shareholders' equity		
Share capital	29,040	29,040
Reserves	566,932	519,171
Total shareholders' equity	**595,972**	**548,211**
Total liabilities and shareholders' equity	**1,328,418**	**1,240,120**

(*) includes trade receivables from and payables to affiliated companies.

Reclassified profit and loss account

€ thousand	31 December 2004	31 December 2003
Net sales	**779,204**	**714,148**
Cost of materials	(264,173)	(256,330)
Production costs	(52,472)	(44,907)
Total cost of goods sold	(316,645)	(301,237)
Gross margin	**462,559**	**412,911**
Advertising and promotional costs	(159,502)	(143,748)
Sales and distribution costs	(83,943)	(76,077)
Trading profit	**219,114**	**193,086**
General and administrative expenses	(53,260)	(46,851)
Other operating income	1,822	6,912
Goodwill and trademark amortisation	(35,133)	(28,458)
EBIT before non-recurring costs	**132,543**	**124,689**
Non-recurring costs	(2,767)	(2,477)
EBIT	**129,777**	**122,212**
Net financial income (charges)	(8,296)	(8,843)
Net exchange rate gains (losses)	(546)	1,622
Other non-operating income (charges)	2,225	23,130
Profit before tax	**123,159**	**138,121**
Minority interests	(16,954)	(17,851)
Group profit before tax	**106,205**	**120,270**
Tax	(36,911)	(40,448)
Net profit	**69,294**	**79,822**
EBITDA before non-recurring costs	**186,321**	**171,674**
EBITDA	**183,554**	**169,197**
EBITA before non-recurring costs	**167,676**	**153,147**
EBITA	**164,909**	**150,670**

Consolidated cash flow statement

€ thousand	31 December 2004 same structure basis	31 December 2003 same structure basis
Cash flow from operating activities		
Profit before tax	106,441	120,171
Depreciation and amortisation	53,778	46,984
Gains on sales of non-current assets	(1,532)	(34,447)
Other non-cash items	1,807	10,512
Use of funds	(2,633)	(4,080)
Tax for the year, current and deferred	(37,147)	(40,349)
Changes in staff severance fund	(474)	(63)
Deferred tax	5,153	3,180
Changes in tax payables and receivables, including deferred taxes	(16,098)	5,297
Other changes in receivables and payables, excluding working capital	1,667	(522)
Changes in working capital		
Receivables from customers	(115)	(19,013)
Inventories	(7,715)	(6,339)
Payables to suppliers	15,065	(5,409)
Receivables in respect of contributions to promotional costs	(2,993)	
Total changes in working capital	**4,243**	**(30,761)**
Cash flow from operations	**115,205**	**75,921**
Cash flow from investments		
Purchase of tangible fixed assets	(15,899)	(28,414)
Change in payables to suppliers for non-current assets (Novi Ligure)		(17,020)
Gains on sales of tangible fixed assets	2,551	40,332
Purchase of intangible fixed assets	(14,314)	(7,447)
Acquisition of new subsidiaries	(2,829)	(155,604)
Net change in equity investments	163	270
Purchase of own shares	1,220	
Net change in marketable securities	(4,557)	2,325
Change in financial receivables	1,005	58
Change in minority interests	(400)	745
Cash flow from investments	**(33,060)**	**(164,756)**
Cash flow from financing activities		
New leasing contracts	27,564	
Payment of lease instalments	(2,618)	(14,208)
Net change in short-term bank debt	26,574	(89,995)
Interest on bonds and private placement	489	1,074
Bonds		257,954
Net change in financial payables (non-current portion)	(283)	(1,060)
Dividends	(24,675)	(24,675)
Cash flow from financial operations	**27,051**	**129,090**
Effect of exchange rate differences on working capital	2,789	4,120
Other exchange rate differences and changes	(6,085)	(14,273)
Exchange rate differences and other changes	**(3,296)**	**(10,153)**
Net increase (decrease) in cash and bank	**105,901**	**30,103**
Cash and banks at start of period	133,583	103,480
Cash and banks at end of period	**239,484**	**133,583**



CONSOLIDATED ACCOUNTS FOR THE YEAR ENDING 31 DECEMBER 2004

FINANCIAL STATEMENTS

Profit and loss account

€ thousand	31 December 2004	31 December 2003
A Value of production		
1 Revenues from sales and services	935,818	851,991
2 Changes in work in progress, semi-finished and finished goods	3,576	2,113
4 Increases in non-current assets for internal work	1,102	845
5 Other revenues and income (contributions to operating account = 0)	31,346	36,513
Total value of production	**971,842**	**891,462**
B Cost of production		
6 Raw materials, supplies, consumables and goods for resale	290,766	297,801
7 Services	257,175	228,465
8 Rental and leasing charges	8,113	5,439
9 Personnel		
a) Wages and salaries	57,044	50,731
b) Social security contributions	13,320	12,422
c) Staff severance fund	2,237	1,693
d) Pension provisions and similar	214	193
d) Other costs	1,908	3,419
10 Depreciation and amortisation		
a) Amortisation of intangible fixed assets	38,043	31,565
b) Depreciation of tangible fixed assets	15,735	15,419
c) Other write-downs of non-current assets	0	0
d) Write-downs of receivables listed under current assets and cash and cash equivalents	527	456
11 Raw materials, supplies, consumables and goods for resale	–2,290	–4,621
12 Risk provisions	1,219	1,075
13 Other provisions	5	0
14 Other operating expenses	159,654	127,334
Total production costs	**843,670**	**771,391**
Difference between value and cost of production	**128,172**	**120,071**
C Financial income and charges		
15 Income from equity investments		
c Other companies	0	71
16 Other financial income		
a from receivables listed under non-current assets		
4) Other companies	1	18
c from securities listed under current assets that do not constitute equity investments	13,464	1,536
d Other income:		
2) Affiliated companies	68	68
4) Other companies	23,333	14,714
17 Interest and financial charges		
d Other companies	–45,082	–22,646
17 *bis* Exchange rate gains and losses	–546	–828
Total financial income and charges	**–8,762**	**–7,067**
D Adjustments in value of financial assets		
18 Write-backs		
a) of equity investments	19	33
19 Write-downs		
a) of equity investments	0	–643
Total adjustments to the value of financial assets	**19**	**–610**
E Extraordinary income and charges		
20 Income		
a) Extraordinary income	5,736	3,581
b) Capital gains	1,532	34,447
21 Charges		
a) Extraordinary charges	–3,270	–12,213
b) Capital losses	–2	–5
c) Taxes relating to previous financial years	–30	–183
Total extraordinary income and charges	**3,966**	**25,627**
Profit before tax	**123,395**	**138,021**
Corporate income tax for the period		
Current tax	31,994	37,169
Deferred tax	5,153	3,180
Total corporate income tax	**37,147**	**40,349**
Profit for the period	**86,248**	**97,672**
Net profit attributable to minorities	**16,954**	**17,850**
Net profit	**69,294**	**79,822**

Balance sheet

€ thousand			31 December 2004	31 December 2003
Assets				
A	**Capital contributions due from shareholders**		0	0
B	**Non-current assets (leased assets are shown separately)**			
I	**Intangible fixed assets**			
	1	Start-up and expansion costs	2,208	2.665
	3	Industrial patent and intellectual property rights	2,684	1.749
	4	Concessions, licences, trademarks and similar rights	20,856	11.160
	5	Consolidation difference	519,715	552.198
	6	Assets in progress and payments on account	251	787
	7	Other intangible fixed assets	3,357	3.018
			549,071	**571.577**
II	**Tangible fixed assets**			
	1	Land and buildings	78,377	76.975
	2	Plant and machinery	61,318	59.993
	3	Industrial and commercial equipment	2,879	2.137
	4	Other tangible fixed assets	5,752	4.768
	5	Assets in progress and payments on account	8,597	8.554
			156,923	**152.427**
III	**Financial fixed assets**			
	1	Equity investments		
		a Subsidiaries	0	7.026
		b Affiliated companies	385	584
		d Other companies	257	212
	2	Receivables		
		d from other companies		
		due within 12 months	512	554
		due after 12 months	1,131	1.447
	3	Other securities - due within 12 months		227
	4	Own shares	29,780	31.000
			32,065	**41.050**
Total non-current assets			**738,059**	**765,054**
C	**Current assets**			
I	**Inventories**			
	1	Raw materials, supplies and consumables	35,299	33.349
	2	Work in progress and semi-finished products	29,455	21.998
	4	Finished products and goods for resale	48,001	50.704
	5	Payments on account	1,655	312
			114,410	**106.363**
II	**Receivables**			
	1	from customers - due within 12 months	169,407	171.840
		due after 12 months		
	3	from affiliated companies – due within 12 months	7,934	9.690
		due after 12 months		
	4	from controlling shareholders – due within 12 months		6
	4 *bis*	from tax authorities - due within 12 months	10,357	9.893
	4 *ter*	pre-paid taxes - due within 12 months	15,201	15.792
	5	from others		
		due within 12 months	15,844	17.862
		due after 12 months	3,904	4.324
			222,647	**229.407**
III	**Financial assets not listed under non-current assets**			
	6	Other securities	6,467	1.910
			6,467	**1.910**
IV	**Cash and cash equivalents**			
	1	Bank and post office deposits	239,394	133.535
	2	Cheques	12	10
	3	Cash and liquidity	77	38
			239,483	**133.583**
Total current assets			**583,007**	**471,263**
D	**Accrued income and deferred charges**			
	2	Other		
		a) accrued income	6,768	7.785
		b) deferred charges	2,282	1.504
Total accrued income and deferred charges			**9,050**	**9,289**
Total assets			**1,330,116**	**1,245,606**

Balance sheet

(€ migliaia)		31 December 2004	31 December 2003
Liabilities and shareholders' equity			
A	**Shareholders' equity**		
I	Share capital	29,040	29,040
II	Share premium reserve	0	0
III	Revaluation reserve	0	0
IV	Legal reserve	5,808	5,808
V	Statutory reserves		
VI	Reserve for own shares	29,780	31,000
VII	Other reserves	454,030	402,541
VIII	Profit (loss) carried forward	8,020	0
IX	Profit (loss) for the year	69,294	79,822
Total shareholders' equity - Group		**595,972**	**548,211**
	Minorities		
	Share capital and reserves	–12,686	–13,182
	Profit (loss) for the year	16,954	17,850
Total shareholders' equity - minorities		**4,268**	**4,668**
Total shareholders' equity		**600,240**	**552,879**
B	**Reserve for risks and charges**		
1	Pension provisions and similar obligations	4,301	3,574
2	Tax provisions	1,789	2,018
2b	Deferred tax provisions	17,858	15,979
3	Other provisions	11,748	16,178
Total reserve for risks and charges		**35,696**	**37,749**
C	**Staff severance fund**	**15,154**	**15,628**
D	**Payables**		
1	Bonds		
	due after 12 months	257,954	257,954
4	Payables to banks		
	due within 12 months	59,628	30,112
	due after 12 months	25,584	3,863
5	Payables to other financial organisations		
	due within 12 months	2,940	1
	due after 12 months	123,648	136,225
6	Payments on account - due within 12 months	1	232
7	Payables to suppliers - within 12 months	140,559	130,465
10	Payables to affiliated companies - due within 12 months	3,247	2,601
12	Payables to tax authorities - due within 12 months	20,459	32,923
13	Payables to social security and pension organisations – due within 12 months	4,544	4,437
14	Other payables – due within 12 months	19,828	19,328
Total payables		**658,392**	**618,141**
E	***Accrued liabilities and deferred income***		
2	Other		
	a) accrued liabilities	12,079	12,703
	b) deferred income	8,555	8,506
Accrued liabilities and deferred income		**20,634**	**21,209**
Total liabilities		**1,330,116**	**1,245,606**
Memorandum accounts			
1	Guarantees to other companies	50,138	37,007
2	Pledges to other companies	14,171	18,514
3	Risks in respect of other companies	202	87
Total memorandum accounts		**64,511**	**55,608**

NOTES TO THE ACCOUNTS

Structure and content of the consolidated accounts

The consolidated accounts, comprising the balance sheet, the profit and loss account and the notes to the accounts, have been prepared in compliance with Legislative Decree 127 of 9 April 1991.

The laws upon which these accounts are based have been supplemented and interpreted in light of the accounting standards drawn up by the Italian association of chartered accountants (Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri).

Each balance sheet and profit and loss item for 2004 is shown together with the corresponding figures for 2003.

Figures given in the financial statements, the notes to the accounts and the section containing the reclassified financial statements are expressed in thousand euro, while comments in the notes to the accounts and the report on operations are expressed in million euro, unless otherwise stated.

Basis of consolidation

The consolidated accounts comprise the accounts of the Parent Company Davide Campari-Milano S.p.A, as well as the 2004 accounts of the companies in which the Parent Company Davide Campari-Milano S.p.A holds a controlling interest, pursuant to article 2359 of the Italian civil code.

A list of the companies included in the basis of consolidation is attached to these notes:

The following changes have been made to the Group's basis of consolidation since 31 December 2003.

- Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile Immobilière du Domaine de la Margue, subsidiaries of Sella & Mosca S.p.A. (which owns 93.66% and 100% of these two companies respectively), are now consolidated on a line-by-line basis, while they were previously consolidated at equity;
- Koutsikos S.A., acquired in January 2004 from N. Kaloyannis Bros. S.A., has been consolidated since the acquisition date;
- Sovinac S.A. is no longer included in the basis of consolidation following its sale;
- Longhi & Associati S.r.l. has been included in the basis of consolidation following the acquisition of a further 30% of the company in December 2004, taking the Group's stake to 70%.

With respect to the previous year, please note that Barbero 1891 S.p.A. was acquired in December 2003, and was therefore consolidated for that month only in 2003, although the acquisition was fully accounted for in the balance sheet for the full year.

Consolidation principles

The full values contained in the accounts of the subsidiaries are consolidated on a line-by-line basis, regardless of the actual percentage shareholding owned by the Group.

The accounts used in the consolidation are those relating to the year ending 31 December 2004 for the individual companies, which have either been approved by shareholders or have been prepared by the boards of directors for approval, and reclassified and adjusted in line with the accounting standards and presentation criteria used by the Parent Company.

Consolidation of equity investments

Negative differences between the book values of shareholdings as recorded in the accounts and the shareholders' equity of the individual companies at the end of the year are recorded under the "consolidation reserve".

Where positive differences are the result of a higher value of the companies' tangible or intangible fixed assets, they are recorded as increases in the assets concerned, while any residual positive amount is included in the "consolidation differences" item under assets.

Intercompany entries

Unrealised profits and losses resulting from operations between Group companies are eliminated, as are the entries showing payables and receivables, and costs and revenues between the companies included in the basis of consolidation.

Dividends and taxes

Dividends collected from consolidated companies are eliminated.

Non-recoverable taxes relating to dividends from subsidiaries that are expected to be paid to the Parent Company Davide Campari-Milano S.p.A are recorded.

Currency conversion criteria and exchange rates applied to the accounts

Figures expressed in currencies other than the accounting currency (euro) are converted as follows:

- profit and loss items are converted at the average exchange rate for the year, while balance sheet items are converted at year-end exchange rates; exchange rate differences resulting from the application of these two different methods are recorded under "reserve for the conversion of accounts in foreign currency";
- any difference between the value of shareholders' equity at the beginning of the year, as converted at the prevailing rate, and the value of shareholders' equity converted at the year-end rate for the previous year are also recorded under "reserve for the conversion of accounts in foreign currency".

The exchange rates are applied as follows:

period ending:	31 December 2004		31 December 2003	
	Average rate	Year-end rate	Average rate	Year-end rate
US dollar	1,2433	1,3604	1,1309	1,2630
Swiss franc	1,5440	1,5440	1,5208	1.5579
Brazilian real	3,6340	3,6682	3,4712	3,6627
Uruguayan peso	35,6909	36,9756	31,1722	36,0649
Chinese renminbi	10,2944	11,2641	9,3615	10,4576
British pound	0,6585	0,7088	0,6919	0,7048

Minority interests

The share of the capital and reserves of companies included in the basis of consolidation owned by minority shareholders on the balance sheet under "minority share capital and reserves".

Consolidated profits or losses relating to minorities are recorded under "net profit attributable to minorities".

Accounting policies

The criteria used to prepare the accounts for the year ending 31 December 2004 are the same as those used to prepare the accounts for the previous year.

The valuation of items in the accounts is based on general criteria of prudence and competence, and is carried out on a going concern basis, taking into account the business function of the asset or liability item concerned.

Furthermore, for the purpose of complying with the legislative reforms on company law introduced by Legislative Decree 6 of 17 January 2003 and subsequent amendments, these accounts were prepared in accordance with the accounting principles modified by the Italian accounting association (l'Organismo italiano di Contabilità) after the aforementioned decree was issued.

For information on the nature of the company's business, significant events taking place after the end of the year and reports on affiliated and parent companies, and other related parties, please refer to the report on operations.

The accounting principles and policies set out below correspond to those used in the accounts of the Parent Company Davide Campari-Milano S.p.A., except where otherwise indicated.

In general, profits are included if they are realised by the end of the financial year, while risks and losses are taken into account even if they come to light after 31 December, but before the date on which the accounts were approved by the Board of Directors.

The accounting polices are described in further detail below.

Intangible fixed assets

These are recorded at acquisition cost or cost of internal production and include related charges.

They are amortised on a straight – line basis in each financial year according to their estimated remaining useful life and taking into account recoverable amounts suggested by corporate production plans.

Start-up and expansion costs are listed on the assets side of the balance sheet if they are considered to apply to more than one financial year and are amortised over their useful life, if defined; however this period shall generally not exceed five years.

The costs of development projects and studies are recorded in full in the year in which they are incurred.

Advertising costs are recorded in full in the year in which they are incurred, according to the matching principle.

If these costs relate to two financial years they are distributed according to the prudence principle based on the duration of the advertising campaign.

Costs relating to industrial patents, concessions, licences, trademarks and similar rights, and of other intangible fixed assets, are listed on the assets side of the balance sheet only if they relate to several years.

These costs are amortised according to the period of use, if this can be defined, or according to contract duration.

Software licences comprise the cost of purchasing licences and, if incurred, external consultancy fees or internal personnel costs necessary for training.

These costs are included under "other intangible fixed assets" and are booked in the year in which the internal or external costs are incurred for training personnel in their use and other related costs.

Costs recorded under intangible fixed assets are amortised over three financial years.

Trademarks and consolidation differences deriving from acquisitions, and which essentially represent the value of trademarks, are amortised over 10 or 20 years, as required by the accounting principles of the Italian association of chartered accountants (CNDCR).

Such periods are considered appropriate depending on the importance of the trademark and rights acquired, whether purchased alone or together with companies that have been acquired.

If the market value of an intangible fixed asset listed on the assets side of the balance sheet falls substantially below the residual cost to be amortised, it will be written down to its market value.

If in subsequent years the reasons for the write-down no longer apply, the original value will be restored.

Tangible fixed assets

These are recorded at acquisition or production cost gross of capital grants (if received) and include directly charged expenses.

The cost can also include charges relating to internal production and interest charges maturing in the period between payment being made and equipment entering operation.

Any significant amounts of this nature are mentioned in the notes to the accounts.

The gross value of non-current assets is amended only in line with national regulations that require of allow financial revaluation of assets.

Positive differences resulting from these revaluations are posted to specific reserves under shareholders' equity and are used to increase share capital or loss provisions.

Preventative maintenance costs are wholly charged to the profit and loss account for the period in which they are incurred.

Ongoing maintenance costs incurred for the purpose of prolonging an asset's useful file, upgrading technology and/or increasing productivity and safety with the aim of raising production efficiency, are attributed to the asset to which they refer and amortised on the basis of its useful residual life.

The depreciation period runs from the beginning of the year in which the asset is available and ready for use, and depreciation is charged directly to the asset.

Depreciation is applied using the straight-line method, based on each asset's useful life established in accordance with the company's plans for use of such assets, taking into account wear and tear and superseding of technology, and the likely estimated cash value net of disposal costs.

Rates are as follows:

major real estate assets and light construction	3% - 5%
plant and machinery	10% - 25%
furniture, office and electronic equipment	10% - 30%
motor vehicles	20% - 40%
miscellaneous equipment	20% - 30%

Tangible fixed assets with a substantially lower market value at year end than the residual cost to be depreciated are written down to their market value.

Write-downs will not be maintained in subsequent years if the reasons are no longer valued.

Financial leasing agreements are recorded according to the method whereby the asset's value is listed under tangible fixed assets at the usual value of the asset itself and the redemption price, with a corresponding entry for the same amount placed under liabilities, which is progressively reduced on the basis of the repayment plan for principal amounts included in the lease.

The value of the asset on the assets side of the balance sheet is depreciated at the rates used for other goods in the same category.

Please note that these leases will be booked in the accounts of Group companies according to local practice.

Financial fixed assets

Long-term investments in subsidiaries that are not consolidated in full are consolidated using the equity method.

Financial fixed assets consisting of interests in affiliated companies are valued at cost in line with the corresponding shareholders' equity recorded in the most recent report available.

Equity investments in other companies are recorded at cost including related charges and written down when permanent reductions in value occur.

Adjustments in value may not fall below the value of shareholders' equity of the company concerned, or below the estimated realisable value for those in sale negotiations.

These adjustments are not maintained if the original reasons for making them are no longer valid.

The historical cost includes acquisition prices for initial and subsequent investments, subscription to capital increases, reductions in book value due to sales and share capital reductions approved at shareholders' meetings for redemption.

Reductions in share capital to the previous share capital value for the purpose of covering losses and restoring related amounts do not constitute changes in historical cost.

Inventories

Inventories of raw materials, supplies, semi-finished and finished products are recorded at the lesser of the acquisition or production cost, including directly related charges and the estimated realisable value inferable from market conditions.

Work in progress is recorded at the acquisition cost of the raw materials used including actual manufacturing costs incurred at the point of manufacturing reached.

Costs are calculated using the weighted average cost method.

LIFO with annual increments is used in the annual reports of several Italian and foreign companies.

The net realisable value is determined by taking into account manufacturing costs yet to be incurred and direct selling costs.

Purchasing costs incurred in respect of advertising material intended for sale to Group companies, determined in accordance with the above criteria, are recorded under inventories at year end.

Inventories of raw materials and semi-finished products no longer useable in the production cycle and inventories of unsaleable finished products are fully written down.

Other securities

Securities are valued at the lesser of the acquisition or subscription cost and the market value.

Interest accrued and not yet received is recorded as accrued income.

Receivables and payables

Receivables are recorded at the estimated realisable value by stating the nominal value on the assets side of the balance sheet, adjusted directly to take account of reasonable foreseeable losses.

Receivables from customers undergoing bankruptcy proceedings, that have been declared insolvent or against whom enforcement proceedings are pointless, are written off in full or written down to a certain assumed recoverable amount suggested by available information and proceedings under way.

Payables are recorded at their nominal value.

Payables for current taxes are recorded at current rates applied to a realistic estimate of taxable corporate income, in accordance with the regulations in force at the time of the report's preparation.

If the taxes to be paid correspond to a lower amount than tax credits, advances paid and withholdings, the difference is recorded as a receivable on the assets side of the balance sheet.

Receivables and payables in currencies other than the accounting currency (euro), are recorded at the exchange rate in force when they were booked, and adjusted later in line with the year-end exchange rate.

Exchange rate gains or losses resulting from this process are reported on the profit and loss account.

Cash and cash equivalents

Receivables from banks and post office current and deposit accounts are recorded in the accounts at the estimated cash value.

Cash and miscellaneous vouchers ("valori bollati") are recorded at nominal value.

Accruals and deferrals

Revenues for the year that are receivable in future years, and costs incurred before year end but relating to future years, are recorded under accrued liabilities and deferred income.

Costs relating to the year under review and payable in future years, and revenue received before year end but relating to future years, are recorded under accrued liabilities and deferred income.

Reserve for risks and charges

The reserve for risks and charges is recorded on the liabilities side of the balance sheet to cover potential liabilities that may be incurred by the Group.

Reserves for risks and charges related to charges that are certain or likely to be incurred, but where the relevant amounts or dates are not known at year end.

The profit and loss account includes provisions calculated using prudent estimates.

Reserves for risks and charges also include provisions for deferred taxes.

Accounting principle 25 is applied to corporate income tax.

This principle, set out by the Italian association of chartered accountants (CNDCR), states that deferred tax should be calculated using temporary differences between the value recorded in the balance sheet and the tax value of assets and liabilities (balance sheet liability method).

This means that deferred taxation can also be determined for items that may not be allocated to the balance sheet, but which may produce tax credits in the future (e.g. losses that have to be reported for tax purposes).

According to this principle, pre-paid taxes should be recorded in the accounts even if they exceed deferred tax liabilities.

In stating pre-paid taxes, the following is taken into account:

- for tax losses, the timeframe covered by available corporate plans confirming with reasonable certainty the expectation that future profits will be sufficient to absorb the tax benefit recorded in the accounts;
- for the reserve for risks and charges, the uncertainty over when these will become relevant for tax purposes.

Receivables in respect of pre-paid taxes due to temporary differences between accounting and tax values are subsequently written down if there is less than a reasonable likelihood of their recovery.

Pre-paid taxes relating to temporary differences that do not have a reasonable likelihood of being offset by a corresponding tax benefit in the future, and deferred tax liabilities due to temporary differences that are unlikely to result in a future tax payment, are not recorded in the accounts.

Staff severance fund

The staff severance fund (Italy) contains amounts owed to Italian employees that have accumulated during the period of employment and are payable when an employee leaves the company.

In accordance with legal requirements and employment regulations, payments are calculated on the basis of each employee's period of service, category and salary.

Severance payments are updated annually to take into account increases in the cost of living, based on the ISTAT index produced by the Italian government.

The actual amounts owing to employees at year end are recorded on the balance sheet.

Memorandum accounts

Memorandum accounts comprise an amount equivalent to that relating to guarantees directly or indirectly provided, in addition to real guarantees equivalent to the balance sheet value of the asset or the right given as a guarantee.

Derivatives contracts

For accounting purposes, these contracts are recorded at the value of the underlying assets and liabilities.

The spreads relating to these transactions are reflected in the profit and loss account.

Statement of revenues, income and charges on the profit and loss account

Revenues and income are recorded net of returns, discounts, allowances and premiums, as well as taxes directly related to product sales and service provision.

In particular:

- product sales revenues are booked at title transfer, which is generally considered to be upon delivery or shipment of goods; sales figures for products containing alcohol exclude excise duty;
- service provision revenues are booked on the basis of services rendered and in accordance with the relevant agreements;
- financial income and charges are booked in the period to which they relate;
- capital grants are booked on receipt, or when the payment is formally approved; they appear under "deferred income" on the balance sheet and are credited to the profit and loss account in proportion to the amount of the assets to which they relate;
- corporate income tax is determined in accordance with the law, using the rates in force in the country where individual companies have their head office, and taking into account specific tax relief provided under the regulations;
- research and development costs: costs for development projects and studies are listed on the profit and loss account for the year in which they are incurred;
- advertising costs: advertising costs are listed on the profit and loss account for the year in which they are incurred.

Consolidation for tax purposes

Following the introduction of the tax reforms contained in Legislative Decree 344 of 12 December 2003, the Group's Italian companies have opted for the national tax consolidation procedure governed by article 117 (and subsequent articles) of the consolidated law on corporate income tax (TUIR) for 2004, 2005 and 2006, having formalised the choices made in an appropriate document.

The decision to adopt this procedure is reflected in the accounting entries.

Transactions with the controlling shareholder

No significant dealings took place during the year between Alicros S.p.A. and its subsidiaries other than Campari Group companies.

NOTES TO THE CONSOLIDATED BALANCE SHEET

ASSETS

Intangible fixed assets

	31 December 2004	31 December 2003	change
Start-up and expansion costs	2,208	2,665	(457)
Industrial patents and intellectual property rights	2,684	1,749	935
Concessions, licences, trademarks and similar rights	20,856	11,160	9,696
Consolidation difference	519,715	552,198	(32,483)
Assets in progress and payments on account	251	787	(536)
Other intangible fixed assets	3,357	3,018	339
Total	**549,071**	**571,577**	**(22,506)**

The following changes occurred over the year:

	Start-up and expansion costs	Industrial patents and intellectual property rights	Concessions, licences, trademarks and similar rights	Consolidation differences	Intangible assets in progress & payments on account	Other intangible fixed assets	Total
Opening value	4,294	5,268	23,518	639,975	787	12,088	685,930
Depreciation reserve	(1,629)	(3,519)	(12,358)	(87,777)		(9,070)	(114,353)
Opening balance	**2,665**	**1,749**	**11,160**	**552,198**	**787**	**3,018**	**571,577**
Change in basis of consolidation		18		1,040		113	1,171
Investments	134	1,144	11,301		728	1,007	14,314
Decrease		(2)			(60)		(62)
Depreciation	(592)	(1,243)	(1,607)	(33,524)		(1,077)	(38,043)
Reclassification of intangible assets in progress		998			(1,173)	305	130
Exchange rate differences and other changes	1	20	2	1	(31)	(9)	(16)
Closing balance	**2,208**	**2,684**	**20,856**	**519,715**	**251**	**3,357**	**549,071**
Closing value	4,422	7,316	33,288	641,016	251	13,239	699,532
Depreciation reserve at the end of the period	**(2,214)**	**(4,632)**	**(12,432)**	**(121,301)**		**(9,882)**	**(150,461)**

The change in the basis of consolidation refers to the newly consolidated companies Qingdao Sella & Mosca Winery Co. Ltd., Société Civile du Domaine de la Margue and Koutsikos S.A.; the change in consolidation differences is attributable solely to the latter.

This increase for the year in the item "concessions, licenses, trademarks and similar rights" refers to the acquisition of the Riccadonna brand from Sabevis S.r.l. for €11.3 million; the brand is now held by Barbero 1891 S.p.A.

The other increases refer to the acquisition of various software and SAP licenses to update the SAP R/3 system and to start up the IT system at Skyy Spirits, LCC, and Barbero 1891 S.p.A.

The table below shows a breakdown of net brand values and consolidation differences by acquisition at the end of June 2004:

	31 December 2004		31 December 2003	
	Concessions, licenses, trademarks and similar rights	Consolidation difference	Concessions, licenses, trademarks and similar rights	Consolidation differences
Former Bols brands	1,625	1,661	1,941	4,612
Ouzo 12	6,935	8,341	7,418	8,936
Cinzano	721	48,046	823	51,457
Brazilian acquisition		62,081		65,941
Skyy Spirits, LLC		213,577	75	226,140
Zedda Piras S.p.A.				
Sella & Mosca S.p.A.	11	54,083	24	57,254
Barbero 1891 S.p.A.		130,936		137,859
Riccadonna	10,735			
Other	830	991	880	
Total	**20,856**	**519,715**	**11,160**	**552,198**

The item "other" mainly refers to the acquisition of the Greek company Koutsikos S.A.

Tangible fixed assets

	31 December 2004	31 December 2003	change
Land and buildings	78,377	76,975	1,402
Plant and machinery	61,318	59,993	1,325
Industrial and commercial equipment	2,879	2,137	742
Other tangible fixed assets	5,752	4,768	984
Assets in progress and payments on account	8,597	8,554	43
Total	**156,923**	**152,427**	**4,496**

The following changes occurred over the year:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible fixed assets	Assets in progress and payments on account	Total
Opening value	118,160	166,089	35,834	19,264	8,554	347,901
Depreciation reserve	(41,185)	(106,096)	(33,697)	(14,496)		(195,474)
Opening balance	**76,975**	**59,993**	**2,137**	**4,768**	**8,554**	**152,427**
Change in basis of consolidation	3,253	703	1,028	1,024	171	6,179
Investments	1,562	5,371	806	1,931	6,219	15,889
Disposals	(16)	(370)	(44)	(187)	(402)	(1,019)
Depreciation	(3,559)	(9,422)	(900)	(1,853)		(15,734)
Reclassification of non-current assets in progress	10	5,478	42	281	(5,941)	(130)
Exchange rate differences and other changes	152	(435)	(190)	(212)	(4)	(689)
Closing balance	**78,377**	**61,318**	**2,879**	**5,752**	**8,597**	**156,923**
Closing value	123,835	175,024	37,167	20,676	8,597	365,299
Depreciation reserve at the end of the period	**(45,458)**	**(113,706)**	**(34,288)**	**(14,924)**		**(208,376)**

The inclusion of the newly consolidated companies resulted in a € 6.2 million change in the basis of consolidation, of which € 4.5 million was attributable to Société Civile du Domaine de la Margue, €1.0 million to Qingdao Sella & Mosca Winery Co. Ltd. and € 0.7 million to Koutsikos S.A.

The non-current assets of Société Civile du Domaine de la Margue consist of land and buildings (€ 2.4 million), miscellaneous equipment (€ 1.0 million), and other non-current assets in progress and payments on account (€ 1.1 million).

The non-current assets of Qingdao Sella & Mosca Winery Co. Ltd. mainly consist of machinery, while those of Koutsikos S.A. refer to industrial buildings.

Group investments during the year totalled € 15.9 million, of which the most significant were made by the Parent Company Davide Campari-Milano S.p.A. (€ 6.3 million), Sella & Mosca S.p.A. (€ 4.6 million), Koutsikos S.A (€ 1.3 million) and Campari do Brasil Ltda (€ 1.3 million).

Investment attributable to the Parent Company Davide Campari-Milano S.p.A. includes the proportion of investments made by Campari-Crodo S.p.A., which was merged into the Parent Company during 2004 (effective for accounting purposes retroactively as of 1 January 2004).

More in detail, investment at the Novi Ligure plant amounted to € 4.1 million, including € 2.7 million for plant and machinery already in service of which € 1.6 million related to general service plant, with the rest going on production line machines.

In addition, investment at the Novi Ligure plant included € 0.9 million spent on non-current assets in progress, of which € 0.3 million went on plant services and € 0.6 million on storage and infusion tanks.

The remaining investment made at the Novi Ligure plant was allocated to building expenses and other minor equipment.

At year end, total investment in tangible fixed assets at the Novi Ligure plant, excluding the transfer of machinery from other plants, amounted to € 55.3 million.

This amount is in addition to the investment in intangible fixed assets, including start-up and expansion costs, software and multi-year expenses, amounting to € 1.0 million, taking total investment (excluding transferred machinery) to € 56.3 million.

Investment at the Crodo plant was € 0.6 million, including € 0.3 million allocated to production machinery and equipment, with the rest being spent on industrial and miscellaneous equipment.

Investment at the Sulmona plant was also € 0.6 million, including € 0.3 million spent on production line machines, while the rest went on tanks, building expenses and other industrial equipment.

Investment at the Sesto San Giovanni plant was € 0.1 million, which was spent on industrial equipment.

Investment at the registered offices of the Parent Company Davide Campari-Milano S.p.A. totalled € 0.9 million, which was almost entirely allocated to the replacement of electronic office machines.

Investment at Sella & Mosca S.p.A. totalled € 4.6 million: € 1.3 million was spent on wine-making plant, € 0.5 million on vineyard plant, € 0.4 million on agricultural machinery, € 1.1 million on setting up a new cellar and purchasing other plant, € 0.2 million on miscellaneous equipment and € 1.1 million on internal costs.

A large portion of the investment (€ 3.5 million) was booked at year end to non-current assets in progress since it is attributable to plant not yet in service.

Investment at Koutsikos S.A. was € 1.3 million allocated to the Volos plant acquired at the beginning of the year and to be used for the production of Ouzo 12, which is currently bottled by third parties; the investment for the year was allocated solely to expanding the building.

Investment at Campari do Brasil Ltda. was mainly allocated to machinery for production not yet in service at the end of the year.

Disposals during the year amounted to € 1.0 million (mainly attributable to the Parent Company Davide Campari-Milano S.p.A.), specifically the disposal of plant and machinery no longer usable in the production cycles at the Crodo and Sulmona plants.

The tables presented above do not report any effect from the real estate leasing contract on the Novi Ligure property entered into by Campari-Crodo S.p.A., which has now merged with the Parent Company Davide Campari-Milano S.p.A.

The transaction in question generated a disposal of € 27.4 million for the company, which exactly corresponds to the increase in assets at the consolidated level as a result of the entry of the leasing transaction.

The transaction had no effect on the profit and loss account except for adjustments pertaining to this entry.

At 31 December 2004, leased assets reclassified using this method totalled € 26.7 million, almost all of which related to the Novi Ligure production facility.

The corresponding outstanding debt on the same date was € 24.9 million, and is included under the "payables to banks" item.

Total revaluations of tangible fixed assets at year end came to €9.2 million, net of depreciation. The details are as follows:

	Land and buildings	Plant and machinery	Other tangible fixed assets	Total
Law 576 of 2 December 1975	69	250		319
Law 72 of 19 march 1983	707	2,276	98	3,081
Law 413 of 30 December 1991	5,798			5,798
Total	**6,574**	**2,526**	**98**	**9,198**

Financial fixed assets

	31 December 2004	31 December 2003	change
Equity investments			
– subsidiaries		7,026	(7,026)
– affiliated companies	385	584	(199)
– other companies	257	212	45
Receivables from other companies			
due within 12 months	512	554	(42)
due after 12 months	1,131	1,447	(316)
Other securities			
due within 12 months		227	(227)
due after 12 monthsOwn shares	29,780	31,000	(1,220)
Total	**32,065**	**41,050**	**(8,985)**

The following changes occurred over the year:

	Subsidiaries	Affiliates	Other companies	Receivables due within 12 months	Receivables due after 12 months	Other securities	Own shares
Balance at 31 December 2003	**7,026**	**584**	**212**	**554**	**1,447**	**227**	**31,000**
Change in basis of consolidation	(7,026)	(152)	9				
Increase			36	40			4,606
Write-backs / write-downs		(47)					
Decrease				(170)	(228)	(227)	(5,826)
Other changes				88	(88)		
Balance at 31 December 2004		**385**	**257**	**512**	**1,131**		**29,780**

Breakdown at 31 December 2004	Subsidiaries	Affiliates	Other companies	Receivables due within 12 months	Receivables due after 12 months	Other securities	Own shares
MCS S.c.a.r.l.		243					
International Marques V.o.f.		36					
Fior Brands Ltd.							
SUMMA S.L.		106					
Other shareholdings < 10%			257				
Loan to S.I.A.M. Monticchio S.p.A.				173			
Pre-payment of taxes for staff severance fund					411		
Own shares							29,780
Other items				339	720		
Total		**385**	**257**	**512**	**1,131**		**29,780**

Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile du Domaine de la Margue were consolidated as of 1 January 2004, consequently the two Sella and Mosca S.p.A. subsidiaries are no longer listed under equity investments in subsidiaries as from 31 December 2004.

The change in the basis of consolidation during the year also includes the consolidation of Longhi & Associati S.r.l. following the acquisition of an additional 30% stake, increasing the Group's equity investment in the company to 70%.

This led to a decrease in equity investments in affiliates.

The change also reflects the portion of profit reported by other affiliated companies attributable to the Group.

Short-term receivables from other companies include the remaining part of the loan from Campari-Crodo S.p.A., now merged into the Parent Company Davide Campari-Milano S.p.A., to S.I.A.M. S.p.A. due on 30 June 2005.

The item "other securities" came to a zero balance with the redemption in early 2004 of the bonds issued by the company IDREG Piemonte S.p.A. held by Campari-Crodo S.p.A.

Own shares (€ 29.8 million) relate to 935,191 ordinary shares, corresponding to 3.2% of the share capital, with a total nominal value of € 0.9 million, acquired for the purposes of the Group's stock option scheme.

The change during the year is as follows:

	Number of shares	Value
Balance at 31 December 2003	**1,000,000**	**31,000**
Increase	123,133	4,606
Decrease	(187,942)	(5,826)
Balance at 31 December 2004	**935,191**	**29,780**

Decreases in own shares refer to the expiry of the mandate of executives and directors benefiting from the stock option plan approved in 2001, while the increases refer to own shares to be allocated under the plan.

CURRENT ASSETS

Inventories

	31 December 2004	31 December 2003	change
Raw materials, supplies and consumables	35,299	33,349	1,950
Work in progress and semi-finished products	29,455	21,998	7,457
Finished products and goods for resale	48,001	50,704	(2,703)
Payments on account	1,655	312	1,343
Total	**114,410**	**106,363**	**8,047**

In the annual accounts of certain Italian and foreign companies, inventories have been valued using the LIFO method.

The increase due to the use of the average cost method in the consolidated accounts is € 1.5 million.

The consolidation of Société Civile du Domaine de la Margue, Qingdao Sella & Mosca Winery Co. Ltd. and Koutsikos S.A. resulted in a € 2.4 million increase in inventories at year end.

The negative effect of exchange rate differences on opening inventory values was € 1.7 million, mainly due to depreciation of the US dollar.

Stripping out this effect, final inventories increased by € 7.3 million, or 6.9%, in line with the rise in Group revenues.

The figures above do not include the inventory write-down reserve, which at 31 December 2004 totalled € 2.8 million, from € 1.4 million at 31 December 2003.

The net increase is attributable to € 0.9 million in provisions by the Italian companies and € 0.5 million by some foreign companies, reflecting write-downs of slow turnover or no longer usable raw materials and finished products.

Receivables

	31 December 2004	31 December 2003	change
From customers - within 12 months	169,407	171,840	(2,433)
From affiliated companies - within 12 months	7,934	9,690	(1,756)
From controlling shareholders - within 12 months		6	(6)
Tax credits - within 12 months	10,357	9,893	464
Advance tax payments - within 12 months	15,201	15,792	(591)
From others - within 12 months	15,844	17,862	(2,018)
From others - after 12 months	3,904	4,324	(420)
Total	**222,647**	**229,407**	**(6,760)**

There are no receivables due after five years.

In accordance with the provisions of art. 2427 of the Italian civil code on reporting by geographical region, the following breakdown is shown:

Breakdown of receivables by region	31 December 2004
Italy	117,911
Europe	39,100
Americas	60,577
Rest of the world	5,059
Total receivables	**222,647**

Receivables from customers

Several items contributed to the decrease in receivables from customers as compared to the previous year.

The depreciation of the US dollar against the euro resulted in a € 1.8 million decrease in opening balances. In contrast, the recent consolidation of Longhi & Associati S.r.l., Société Civile du Domaine de la Margue and Qingdao Sella & Mosca Winery Co. Ltd. led to a € 1.1 million increase in the closing balance.

In addition, on 31 December 2003, Campari-Crodo S.p.A. was owed € 5.3 million by Diageo Operations S.p.A., mostly for Cinzano vermouth and sparkling wine production services, operations that are now carried out internally at the new plant in Novi Ligure.

Stripping out this effect, receivables increased by € 3.6 million, or 2.1%, versus 2003, slightly below the increase in Group revenues.

Provisions for write-downs of customer receivables arising from ordinary sales operations stood at € 4.9 million at the end of the year, broken down as follows:

Opening balance at 31 December 2004	**5.604**
Decreases	(2,034)
Provisions	1,480
Other changes	(100)
Closing balance at 31 December 2004	**4,950**

Receivables from affiliated companies

Receivables from affiliated companies refer to trade and financial receivables due from Fior Brands Ltd., Summa S.L., MCS S.c.a.r.l. and International Marques V.o.f. to Campari International S.A.M. for the sale of finished goods and to Campari Finance Teoranta for loans granted to Fior Brands Ltd. and MCS S.c.a.r.l.

Specifically, the loan to Fior Brands Ltd is for GBP 1.0 million, while the loan to MCS S.c.a.r.l. granted at year end is for € 1.0 million. Both were issued under market conditions at interest rates tied to GBP Libor and euribor, respectively.

Tax credits

Tax credits include a € 1.9 million VAT credit, while the remainder consists mostly of income tax credits.

The bulk of this item is attributable to the Parent Company Davide Campari-Milano S.p.A., deriving from pre-payment of 2004 income taxes in excess of the effective amount due for the year.

This positive balance was partially used to offset tax liabilities attributable to the other Italian companies participating in national tax consolidation.

Deferred tax credits

Deferred tax credits relate to the recording by Group companies of taxed reserves including provisions for stock write-downs, provisions for bad debts and risks, and costs that are partially deductible on a deferred basis, such as entertainment or maintenance expenses that are deductible because of certain tax measures in force.

They also include past losses carried forward, for which there is reasonable certainty that enough taxable revenues will be generated in future to absorb these losses.

	31 December 2004	31 December 2003	change
Pre-paid tax on			
– taxed reserves	6,248	8,138	(1,890)
– costs partially deductible on a deferred basis	4,139	5,131	(992)
– tax deductible costs (non-deferrable)	939	72	867
– past losses	3,875	2,451	1,424
Total deferred tax credits	**15,201**	**15,792**	**(591)**

Past losses refer to tax losses carried forward by Campari do Brasil Ltda. for which there is a reasonable certainty of generating taxable income in future to offset these losses.

Brazilian tax regulations do not impose any time limit for offsetting such losses.

Other receivables

At 31 December 2004 receivables from others broke down as follows:

	31 December 2004	31 December 2003	change
Other receivables due within one year			
Receivables for advertising and promotional expenses	7,606	4,614	2,993
Pre-payments and other receivables from suppliers	692	3,601	(2,910)
Receivables from other customers	1,155	3,491	(2,336)
Receivables from agents and distribution centres	2,399	2,531	(132)
Other	3,992	3,625	367
Total other receivables due within one year	**15,844**	**17,862**	**(2,018)**
Other receivables due after one year			
Receivables from agents and distribution centres	23	637	(614)
Receivables from social security agencies	847	746	101
Amounts due from property sales	2,897	2,829	68
Other	137	112	25
Total other receivables due after one year	**3,904**	**4,324**	**(420)**
Total other receivables	**19,748**	**22,186**	**(2,438)**

Receivables for advertising and promotional expenses mostly relate to € 7.1 million due to Campari Italia S.p.A. The increase versus 2003 is not attributable to a corresponding increase in revenues, but to a change in the timing of invoice issuance during the year.

Pre-payments and other receivables from suppliers show a decrease, since the previous year an amount of € 2.1 million due from suppliers was reclassified under this item.

Receivables from other customers decreased after the production of Cinzano vermouth and sparkling wine production was taken in-house at the Novi Ligure plant, and the relationship with Diageo Operations S.p.A. therefore came to an end; in the previous year this item included revenues from the sale of wines and musts for processing.

Receivables from property sales, amounting to € 2.9 million due on 30 July 2008, refer to an interest – bearing loan granted by the Parent Company Davide Campari-Milano S.p.A. to Core One S.r.l. for the acquisition of the property in Via Filippo Turati in Milan in accordance with the sales contract signed in 2003.

Financial assets not listed under non-current assets or cash and cash equivalents

	31 December 2004	31 December 2003	change
Other securities	6,467	1,910	4,557
Bank and post office deposits	239,394	133,535	105,859
Cheques, cash and liquid assets	89	48	41
Cash and cash equivalents	239,483	133,583	105,900
Total cash and cash equivalents and other securities	**245,950**	**135,493**	**110,457**

Other securities consist of SICAV funds and other securities held by the Group.

Among cash and cash equivalents, bank and postal deposits consist of bank current accounts held by the Parent Company Davide Campari-Milano S.p.A. and certain subsidiaries (€ 27.8 million), and bank term deposits held by the Parent Company Davide Campari-Milano S.p.A. (€ 47.3 million) and certain subsidiaries (€ 164.4 million).

Various factors contributed to the increase in the Group's cash and cash equivalents.

One factor was the improvement in net debt compared to end-2003; as illustrated, the acquisition of Barbero 1891 S.p.A., concluded in December 2003, had a significant impact on the net debt position for that year, while positive operating cash flows only began to emerge in 2004.

Financial leasing contracts entered into in 2004 involving part of the Novi Ligure plant also contributed to the increase in the Group's cash and cash equivalents.

Lastly, the increase in cash and cash equivalents recorded at end-2004 is earmarked to finance the acquisition of a further equity stake in Skyy Spirits, LLC, expected in February 2005.

A breakdown of securities and term deposits by maturity is shown below.

Breakdown of securities by maturity	31 December 2004	31 December 2003	change
within 30 days	3,293	1,392	1,901
within 12 months	2,193		2,193
after 12 months (but within 5 years)	981	518	463
Total	**6,467**	**1,910**	**4,557**

Breakdown of term deposits by maturity	31 December 2004	31 December 2003	change
Cash and current accounts	27,752	16,483	11,269
within 30 days	149,781	93,100	56,681
within 90 days	61,950	24,000	37,950
Total term deposits	**239,483**	**133,583**	**105,900**

Securities maturing after 12 months include € 0.5 million in bonds held by Barbero 1891 S.p.A. with annual repayment instalments until final maturity in 2008, while the remainder consists of securities held by the Brazilian subsidiary maturing in 2006 and 2007.

A breakdown of securities and cash and cash equivalents by currency is shown below.

Breakdown of securities by currency (values in euro)	31 December 2004	31 December 2003	change
Euro	3,100	1,910	1,190
Other currencies	3,367		3,367
Total securities	**6,467**	**1,910**	**4,557**

Breakdown of cash and cash equivalents by currency (values in euro)	31 December 2004	31 December 2003	change
Euro	175,719	79,207	96,512
US dollars	59,401	47,462	11,939
Swiss francs	2,769	6,464	(3,695)
Other currencies	1,594	450	1,144
Total cash and cash equivalents	**239,483**	**133,583**	**105,900**

Securities and cash and cash equivalents in other currencies are almost exclusively attributable to Campari do Brasil Ltda., denominated in Brazilian real; the yield on the securities is tied to the performance of the US dollar.

Net debt

The table below shows the relationship between the Group's liquid funds and consolidated net debt.

	31 December 2004	31 December 2003	change
Cash and cash equivalents	239,483	133,583	105,900
Bonds	(257,954)	(257,954)	
Due to banks - within 12 months	(59,628)	(30,112)	(29,516)
Due to banks - after 12 months	(25,584)	(3,863)	(21,721)
Payables to other financial institutions - due within 12 months	(2,940)	(1)	(2,939)
Due to other financial institutions - after 12 months	(123,648)	(136,225)	12,577
Interest rate payments on bond and private placement	(4,912)	(4,423)	(489)
Total (excluding securities)	**(235,183)**	**(298,995)**	**63,812**
Term deposits / commercial paper (included in other receivables)			
Other securities	6,467	1,910	4,557
Net debt	**(228,716)**	**(297,085)**	**68,369**

Accrued income and deferred charges

	31 December 2004	31 December 2003	change
Accrued income			
– interest receivable	38	38	
– cross currency swap on bonds and private placements	6,730	7,747	(1,017)
Total accrued income	**6,768**	**7,785**	**(1,017)**
Deferred charges			
– insurance premiums	245	400	(155)
– rental payments	55	59	(4)
– other deferred charges	1,982	1,045	937
Total deferred charges	**2,282**	**1,504**	**778**
Total	**9,050**	**9,289**	**(239)**

Accrued income includes interest payments accrued but not yet received on financial derivatives contracts entered into by both the Parent Company Davide Campari-Milano S.p.A. and Redfire, Inc. to cover the bond and the private placement, respectively, both issued on the US market.

For Redfire Inc. the item includes net revenues deriving from the swap transaction.

The balance for the Parent Company Davide Campari-Milano S.p.A. consists solely of interest receivable from this contract, while charges are shown separately under accrued charges, as inflows were in two different currencies (US dollar and euro), and therefore cannot be offset.

LIABILITIES

Shareholders' equity

Changes to consolidated shareholders' equity

	Balance at 31 December 2003	Dividends	Transfers	Exchange rate differences and other changes	Profit for the year	Balance as at 31 December 2004
Share capital	29,040					29,040
Share premium reserve Legal reserve	5,808					5,808
Reserve for own shares	31,000		(1,220)			29,780
Other reserves						
Extraordinary reserve	247,402	(4,180)				243,222
Suspended tax reserve	3,041					3,041
Merger surplus	5,687		(5,687)			
Consolidation reserve	139,188		58,214			197,402
Reserve for the conversion of accounts in foreign currency	7,223			3,142		10,365
Profit (loss) carried forward			8,020			8,020
Profit (loss) for the year	79,822	(20,495)	(59,327)		69,294	69,294
Total Group shareholder's equity	**548,211**	**(24,675)**		**3,142**	**69,294**	**595,972**
Minorities' share capital and reserves	(13,182)		17,850	(17,354)		(12,686)
Minorities' profit (loss)	17,850		(17,850)		16,954	16,954
Total minority shareholders' equity	**4,668**			**(17,354)**	**16,954**	**4,268**
Total shareholders' equity	**552,879**	**(24,675)**		**(14,212)**	**86,248**	**600,240**

The shareholders' meeting of the Parent Company Davide Campari-Milano S.p.A. approved a total dividend pay-out of € 24.7 million, including € 20.5 million from the previous year's profit and € 4.2 million from the extraordinary reserve.

At 31 December 2004, the share capital of the Parent Company Davide Campari-Milano S.p.A. consisted of 29,040,000 ordinary shares with a nominal value of € 1 each, including 935,191 own shares allocated to the stock option scheme.

The change in the reserve for the conversion of accounts in foreign currency was due to exchange rate differences with regard to the shareholders' equity of subsidiaries at the beginning of the year.

The main reasons for this in 2004 were fluctuations in the US dollar and – to a lesser extent – in the Brazilian real, as well as changes resulting from the different exchange rates used to convert the balance sheet and profit and loss account for the period.

Shareholders' equity and profit of Parent Company Davide Campari-Milano S.p.A.

	31 December 2004		31 December 2003	
	Shareholders' equity	Profit for the year	Shareholders' equity	Profit for the year
Parent Company balance sheet	**453,898**	**133,683**	**344,890**	**20,975**
Difference between book value of consolidated subsidiaries and corresponding shareholders' equity	164,074	66,757	225,388	118,835
Elimination of dividends distributed by consolidated companies		(65,835)		(61,161)
Elimination of intercompany profits excluding tax effect	(11,882)	(65,616)	(11,641)	10,653
Alignment of accounting policies	(6,617)	305	(6,926)	(5,980)
Other	(3,500)		(3,500)	(3,500)
Consolidated balance sheet	**595,972**	**69,294**	**548,211**	**79,822**

Minorities' share capital

The changes in minority interests relative to 31 December 2003 are as follows:

% owned by minorities	31 December 2004	31 December 2003
O-Dodeca B.V.	25.00%	25.00%
Skyy Spirits, LLC	41.10%	41.10%
Qingdao Sella & Mosca Winery Co. Ltd.	6.34%	–

Subsequent to the end of the financial year, on 25 February 2005, the Parent Company Davide Campari-Milano S.p.A. announced the completion of the acquisition of a further 30.1% equity investment in Skyy Spirits, LLC through the exercise (by Redfire Inc) of a call option under the terms agreed in January 2002 when the Group acquired a majority stake.

As a result, the equity investment in Skyy Spirits, LLC has increased to 89%.

The 2004 financial statements do not reflect the effects of this acquisition.

The changes in minority shareholder's equity compared to 31 December 2003 can be summarised as follows:

	Balance at 31 December 2003	Change in basis of consolidation	Dividends (*)	Transfers	Exchange rate differences and other changes	Profit for the period	Balance at 31 December 2004
Minorities' share capital and reserves	(13,182)		(17,070)	17,850	(284)		(12,686)
Minorities' profit (loss)	17,850			(17,850)		16,954	16,954
Total minority shareholders' equity	**4,668**		**(17,070)**		**(284)**	**16,954**	**4,268**

(*) includes advances on dividends paid in respect of 2004 profit

Reserve for risks and charges

The changes to the reserve for risks and charges over the year were as follows:

	31 December 2003	Increase	Decrease	Change in basis of consolidation	Other changes	31 December 2004
Pension provisions and similar obligations	3,574	1,109	(388)		6	4,301
Tax						
Tax provisions	2,018	157	(447)		61	1,789
Deferred tax provisions	15,979	4,605	(2,033)		(693)	17,858
Other provisions:						
– for industrial restructuring	6,485		(1,882)		(1)	4,602
– risks in respect of agents	1,151	50	(344)			857
– other	8,542	2,143	(4,395)		(1)	6,289
Total other reserves	16,178	2,193	(6,621)		(2)	11,748
Total reserves for risks and charges	**37,749**	**8,064**	**(9,489)**		**(628)**	**35,696**

Pension provisions and changes thereto refer to accrued customer allowances in respect of sales agents for the Italian companies, and staff pension provisions for certain foreign companies.

Deferred tax provisions are those made in relation to tax entries in the accounts of individual Group companies, and mainly refer to pre-paid depreciation and capital gains received in instalments, and the net balance of deferred and pre-paid taxes relating to consolidation entries.

The most significant temporary differences are set out below.

	31 December 2004	31 December 2003	change
Pre-paid depreciation	4,377	3,516	861
Capital gains subject to deferred taxation	1,315	1,557	(242)
Reserves subject to taxation in the event of dividend payments	8,331	8,331	
Consolidation entries and adjustment to Group accounting principles	3,607	2,575	1,032
Other	228		228
Total	**17,858**	**15,979**	**1,879**

The Parent Company Davide Campari-Milano S.p.A. and Campari-Crodo S.p.A. – now merged into the Parent Company – had earmarked € 10.0 million as of 31 December 2002 as part of the programme to overhaul the Group's production sites. € 1.9 million of this provision was drawn down during 2004, leaving € 4.6 million at the end of the year.

Funds used during the year mainly went on personnel costs and – to a lesser extent – the cost of transferring equipment from the plant at Termoli to the Novi Ligure production facility.

The provisions for risks in respect of agents decreased by € 0.3 million, owing to the reclassification of provisions made in previous years by Campari-Crodo S.p.A. as windfalls.

These provisions were made in relation to legal proceedings with agents, and proved over pessimistic in light of further developments over the year.

At the end of the previous financial year the "other reserves" item had included reserves of € 2.7 million made by the Parent Company Davide Campari-Milano S.p.A. to cover recruiting new and replacement senior executives, but the item was decreased by this amount owing to its reclassification under "other payables" once the liability became certain.

In addition, the Parent Company Davide Campari-Milano and the subsidiaries used other reserves to the tune of € 1.3 million, while surplus reserves of € 0.4 million were released.

The main increases in "other reserves" were attributable to provisions of € 1.0 million set aside by Campari do Brasil Ltda. for ongoing legal proceedings, € 0.5 million to cover future restructuring costs at the Parent Company Davide Campari-Milano S.p.A., € 0.3 million in other provisions at the Parent Company Davide Campari-Milano S.p.A and € 0.2 million relating to sales adjustments or costs at Campari Italia S.p.A. (the details were not available as of year end).

Staff severance fund

The change to the staff severance fund compared to 31 December 2003 is shown below.

Opening balance at 31 December 2003	**15,628**
Provision for the period	2,237
Amounts used during the period and advances	(2,711)
Closing balance at 31 December 2004	**15,154**

Payables

	31 December 2004	31 December 2003	change
Bonds - due after 12 months	257,954	257,954	
Payables to banks - due within 12 months	59,628	30,112	29,516
Payables to banks - due after 12 months	25,584	3,863	21,721
Payables to other financial institutions - due within 12 months	2,940	1	2,939
Due to other financial institutions - after 12 months	123,648	136,225	(12,577)
Payments on account - due within 12 months	1	232	(231)
Payables to suppliers - due within 12 months	140,559	130,465	10,094
Payables to affiliated companies - due within 12 months	3,247	2,601	646
Payables to tax authorities - due within 12 months	20,459	32,923	(12,464)
Payables to social security and pension organisations - due within 12 months	4,544	4,437	107
Other payables - due within 12 months	19,828	19,328	500
Other payables - after 12 months			
Total	**658,392**	**618,141**	**40,251**

In accordance with the provisions of art. 2427 of the Italian civil code on reporting by geographical area, the following breakdown is shown:

Breakdown of financial payables by region	31 December 2004
Italy	78,868
Europe	5,174
Americas	385,712
Rest of the world	–
Total financial payables	**469,754**

Breakdown of trade payables by region	31 December 2004
Italy	120,979
Europe	36,766
Americas	28,316
Rest of the world	2,577
Total trade payables	**188,638**

Financial payables

The breakdown of payables to banks, bond holders and other financial institutions at 31 December 2004 is shown below.

	31 December 2004				31 December 2003
	due within 12 months	due after 12 months	of which after 5 years	Total	Total
Payables to banks					
– bank debt	56,686	3,580	708	60,266	33,975
– San Paolo Leasint S.p.A. for leasing of real estate	2,942	22,004	9,662	24,946	
Total payables to banks	**59,628**	**25,584**	**10,370**	**85,212**	**33,975**
Payables to bond holders and other financial institutions					
– payables to bond holders		257,954	257,954	257,954	257,954
– private placement	2,940	122,023	91,885	124,963	134,600
– other loans		1,625	1,043	1,625	1,626
Total payables to other financial institutions	**2,940**	**381,602**	**350,881**	**384,542**	**394,180**

Short-term bank debt was attributable to €48.4 million in bank credit lines granted to the Parent Company Davide Campari-Milano S.p.A., and to lesser amounts granted to certain foreign subsidiaries.

It also includes the due portion of the medium- long-term loans granted to Sella & Mosca S.p.A. and Zedda Piras S.p.A.

These loans, of which € 3.9 million remained outstanding as of 31 December 2003, are secured by land and buildings and by liens on machinery and plant.

The current portion of these loans is € 1.1 million, while the amount due after five years is € 0.4 million.

Lastly, the recent consolidation of Société Civile du Domaine de la Margue led to an increase in payables to banks in respect of a medium-/long-term bank loan already outstanding at the beginning of the year.

At 31 December 2004, the remaining amount due was € 1.0 million, of which the short-term portion was € 0.1 million, while the amount maturing after five years came to € 0.4 million.

This loan is backed by mortgages on the company's tangible fixed assets.

Overall, the increase in bank debt versus end-2003 is attributable to the Group's greater need for liquidity (for more information please refer to the "cash and cash equivalents" section).

A breakdown of payables due to banks by currency is shown below.

(values in euro)	31 December 2004	31 December 2003	change
Bank debt			
Euro	57,472	28,940	28,532
US dollars	2,794	4,767	(1,973)
Other currencies		268	(268)
Total bank debt	**60,266**	**33,975**	**26,291**
Leasing			
Euro	24,946		24,946
Total leasing	**24,946**		**24,946**
Other loans:			
Euro	1,625	1,626	(1)
US dollars	382,917	392,554	(9,637)
Total other loans	**384,542**	**394,180**	**(9,638)**

Payables to San Paolo Leasint S.p.A. refer to the principal portion of the instalments falling due on the leasing contract signed in February 2004 by Campari-Crodo S.p.A., later assumed by the Parent Company Davide Campari-Milano S.p.A., and maturing on 16 February 2012.

The contract relates to the Novi Ligure real estate complex and was booked in the consolidated accounts according to the financial accounting method.

The amount of the instalments falling due in each financial year is as follows.

Year	Amount (€ 000)
2005	2,942
2006	2,968
2007	3,049
2008	3,131
2009	3,194
Beyond	9,662
Total	**24,946**

"Payables to other financial institutions" relate to a loan issued to Campari-Crodo S.p.A., now merged with the Parent Company Davide Campari-Milano S.p.A., by the industry ministry, to be repaid in ten annual instalments from 15 February 2006.

Payables to suppliers

Payables to suppliers increased by € 10.1 million versus the previous year; the negative exchange rate effect (€ 0.7 million) and the positive changes resulting from the expansion of the basis of consolidation (€ 0.3 million) were not significant factors.

The net increase in this item of € 10.5 million, or 8%, was mostly in line with the increase in Group revenues.

Payables to tax authorities

Payables due to tax authorities within 12 months relate to taxes payable by Group companies in their respective countries and consist of:

	31 December 2004	31 December 2003	change
Corporate income tax	1,094	14,186	(13,092)
Value added tax	5,749	4,404	1,345
Tax on alcohol production	11,649	9,708	1,941
Withholding and other taxes	1,967	4,625	(2,658)
Total	**20,459**	**32,923**	**(12,464)**

Corporate income tax payable does not include advance payments and taxes withheld at source.

The sharp decrease in these payables is due to two factors: first, at the end of last year, the Parent Company Davide Campari-Milano S.p.A had particularly high tax liabilities as the dual income tax incentives had expired, thereby eliminating the benefits enjoyed in the previous year; second, the Group's Italian companies filed national financial statements for tax purposes and the corresponding receivables and payables were to a large extent offset by Parent Company Davide Campari-Milano S.p.A., with the net remainder shown among tax credits.

The decrease in withholding and other taxes was attributable to the payment of the last of the instalments paid over five years of the withholding tax on € 2.4 million generated from the sale of equity investments by Cinzano Investimenti e Partecipazioni, which was merged with Campari-Crodo S.p.A., and subsequently with the Parent Company Davide Campari-Milano S.p.A. (together with Campari-Crodo).

Other payables

Other payables consist of a residual item mainly relating to deposits on packaging, payables to staff, directors and auditors and miscellaneous payables.

	31 December 2004	31 December 2003	change
Deposits on packaging	2,667	4,234	(1,567)
Payroll	8,361	8,818	(457)
Payables to directors and auditors	3,024	217	2,807
Commissions payable	1,388	1,706	(318)
Advances from customers	153	116	37
Advances of capital account grants	1,497	816	681
Other	2,738	3,421	(683)
Total	**19,828**	**19,328**	**500**

Payables for deposits on packaging, booked by Campari Italia S.p.A., decreased following the shutdown of the returnable bottles production line in the previous financial year, while some deposits were repaid following the return of bottles.

The increase in payables to directors and auditors is attributable to the reclassification of costs allocated in the previous fiscal year by the Parent Company Davide Campari-Milano S.p.A. in relation to the replacement of senior executives.

These costs became certain during the year and were therefore no longer recorded under reserves for risks and charges.

Advances of capital account grants were booked by Sella & Mosca S.p.A. in respect of advance payment of EU grants for vineyard equipment, totalling € 0.8 million, while the remainder related to grants from the region of Sardinia for investments to be made by June 2005 (provided that an inspection of the equipment is completed successfully, these grants will be recorded on the profit and loss account and depreciated based on the useful life of the assets to which they refer).

Accrued liabilities and deferred income

	31 December 2004	31 December 2003	change
Accrued liabilities:			
– interest payments on bond private placement	7,081	8,927	(1,846)
– cross currency swap on bond	4,561	3,243	1,318
– other interest charges	19	92	(73)
– other accrued charges	418	441	(23)
Total accrued liabilities	**12,079**	**12,703**	**(624)**
Deferred income:			
– deferred income for plant expenses	2,579	1,719	860
– deferred income on real estate capital gains	5,765	6,588	(823)
– other deferred income	211	199	12
Total deferred income	**8,555**	**8,506**	**49**
Total accrued liabilities and deferred income	**20,634**	**21,209**	**(575)**

Interest on the bond and private placement includes interest accrued but not yet paid, by the Parent Company and 2003 Redfire Inc. respectively, in relation to the private placements with US institutional investors in 2002 and 2003.

The item "cross currency swap" shows financial charges on derivatives transactions to hedge liabilities entered into by the Parent Company Davide Campari-Milano S.p.A.

The corresponding entry for these charges is included under accrued income.

As mentioned above, the Parent Company Davide Campari-Milano S.p.A. shows the accrued income and liabilities resulting from the swap transaction separately, as the amounts were denominated in two different currencies (US dollars and euro), and therefore cannot be offset; only the net balance is shown for Redfire, Inc., listed under accrued income at the end of the year.

Deferred income for plant expenses increased after the region of Piemonte approved a € 0.8 million grant to the Parent Company Davide Campari-Milano S.p.A. in relation to investment in the Novi Ligure production facility, of which 50% was received during the year.

In addition, Sella & Mosca S.p.A. reclassified € 0.2 million of grants previously included in the item "other payables" following the inspection of the vineyard facilities that took place during the year.

The item "deferred income on real estate capital gains" includes the € 6.9 million in deferred income booked by the Parent Company Davide Campari-Milano S.p.A. during the previous year to offset the capital gain generated on the sale of the building in Via Filippo Turati in Milan.

The year-end balance includes the portion of deferred income already used during 2003 and 2004 to cover rent for the periods, classified under extraordinary income.

Memorandum accounts

	31 December 2004	31 December 2003	change
Guarantees to other companies			
– custom offices for excise duties	36,970	29,899	7,071
– competition prizes	1,553	1,075	478
– Campari-Crodo S.p.A. sureties for Novi Ligure investments		2,343	(2,343)
– guarantees given by the Parent Company Davide Campari-Milano S.p.A. for Group company unused credit lines	7,245		7,245
– other guarantees	4,370	3,690	680
Total guarantees to third parties	**50,138**	**37,007**	**13,131**
Pledges to other companies			
– multi-year sponsorship pledges	1,253	2,771	(1,518)
– other	12,918	15,743	(2,825)
Total pledges to other companies	**14,171**	**18,514**	**(4,343)**
Risks in respect of other companies	202	87	115
Total memorandum accounts	**64,511**	**55,608**	**8,903**

Guarantees to customs offices for excise duties increased versus the previous year as a result of the transfer of operations to Novi Ligure.

Guarantees given by the Parent Company Davide Campari-Milano S.p.A. for credit lines unused by Group companies relate to Redfire Inc. (€ 5.1 million) and Koutsikos S.A. (the remainder).

These figures are given net of any amounts drawn down by these companies and so are already shown under Group financial payables.

The other guarantees include guarantees given by the Parent Company Davide Campari-Milano S.p.A. on leasing contracts for the premises in Via Filippo Turati in Milan and guarantees given by Sella & Mosca S.p.A. to obtain investment grants.

Multi-year sponsorship pledges relate to agreements signed by the Parent Company Davide Campari-Milano S.p.A. for sponsorship of the World Motorcycle Grand Prix and music television slots.

Other pledges refer to that of the Parent Company Davide Campari-Milano S.p.A. to Core One S.r.l. regarding the leasing contract for the building in Via Filippo Turati in Milan between 2005 and 2009, as the contract does not include a right of recision.

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

Value of production

Value of production breaks down as follows:

	31 December 2004	31 December 2003	change
Revenues from sales and services	935,818	851,991	83,827
Changes in work in progress, semi-finished and finished goods	3,576	2,113	1,463
Increases in non-current assets for internal work	1,102	845	257
Other revenues and income	31,346	36,513	(5,167)
Total	**971,842**	**891,462**	**80,380**

Reconciliation with revenues from sales presented in the reclassified profit and loss account

Please see the report on operations for further details on revenues from sales, shown below:

	31 December 2004	31 December 2003	change
Revenues from sales on reclassified profit and loss account	**779,204**	**714,148**	**65,056**
Excise duties	156,966	122,336	34,630
Sales of wines and musts for production	1,195	16,482	(15,287)
Production for third parties - reclassified under item A5	(1,276)	(2,210)	934
Contributions to year - end bonuses receivable - reclassified under item A5	(1,204)	(691)	(513)
Other revenues	933	1,926	(993)
Revenues from sales and services in statutory accounts	**935,818**	**851,991**	**83,827**

Please see the report on operations for more detail on sales performance, broken down by segment and region.

Sales of wines and musts for production fell as a result of the production of Cinzano vermouth and sparkling wines being taken in-house at the Novi Ligure facility, after having previously been carried out by third parties.

The "other revenues" item mainly includes gifts and reimbursed transport expenses.

Increases in non-current assets for internal work

In both 2003 and 2004, these increases reflect the capitalisation of costs (mainly personnel costs), relating to the construction of new vineyard systems at Sella & Mosca S.p.A.

Other revenues and income

This item comprises:

	31 December 2004	31 December 2003	change
Advertising revenue received	16,045	15,913	132
Contributions to year - end bonuses receivable	1,204	691	513
Production services for third parties	1,276	2,210	(934)
Royalties	965	4,950	(3,985)
Revenues from real estate	271	431	(160)
Miscellaneous sales	5,490	3,753	1,737
Capital grants	172	172	
Capital gains on asset disposals	356	480	(124)
Other revenues	5,567	7,913	(2,346)
Total	**31,346**	**36,513**	**(5,167)**

The item "production services for third parties" relates almost exclusively to revenues recorded by the Parent Company Davide Campari-Milano S.p.A. for bottling Smirnoff Ice at the Sulmona plant.

This was reorganised the previous year, resulting in reduced revenues from this source.

Royalties fell as a result of a lower contribution from subsidiary Skyy Spirits, LLC, which in 2003 collected a guaranteed minimum of US$ 5 million in royalties on sales of SKYY Blue ready-to-drinks.

Please see the report on operations for more details of this item.

Miscellaneous sales increased owing to greater purchases and sales of work benches by the Group's Italian companies.

In 2003, the "other revenues" item included the € 2.0 million penalty payment received by Campari-Crodo S.p.A. from Diageo Operations S.p.A. for failing to fulfil an obligation to purchase raw materials in respect of the Smirnoff Ice production agreement. In 2004, the item included an insurance indemnity of € 0.9 million collected by Zedda Piras S.p.A.

Cost of production

Production costs are broken down as follows:

	31 December 2004	31 December 2003	change
Raw materials, supplies, consumables and goods for resale	290,766	297,801	(7,035)
Services	257,175	228,465	28,710
Rental and leasing charges	8,113	5,439	2,674
Personnel	74,723	68,458	6,265
Depreciation and amortisation			
– amortisation of intangible fixed assets	38,043	31,565	6,478
– depreciation of tangible fixed assets	15,735	15,419	316
– write-downs of receivables due within 12 months and cash and cash equivalents	527	456	71
Changes in inventories of raw materials, supplies, consumables and goods for re-sale	(2,290)	(4,621)	2,331
Risk provisions	1,219	1,075	144
Other provisions	5		5
Other operating expenses	159,654	127,334	32,320
Total	**843,670**	**771,391**	**72,279**

Raw materials, supplies, consumables and goods for resale

The fall in purchase costs for raw materials and goods for resale compared to the previous year is largely due to the production of Cinzano vermouth and sparkling wines being undertaken internally, as these are no longer supplied by Diageo Operations S.p.A.

Please see the report on operations for a more detailed analysis of the cost of goods sold.

Services costs

Services costs comprise:

	31 December 2004	31 December 2003	change
Advertising and promotional costs	166,066	146,795	19,271
Travel	23,844	21,667	2,177
Utilities and maintenance costs	11.075	10,343	732
Commission	18,762	15,421	3,341
External production	3,432	1,947	1,485
Directors' and auditors' remuneration	6,900	5,962	938
Other	27,096	26,330	766
Total	**257,175**	**228,465**	**28,710**

Reconciliation with advertising and promotional costs presented in the reclassified profit and loss account

Advertising and promotional costs listed under services costs, and the advertising and promotional costs on the reclassified profit and loss account in the section containing the financial statements are as follows:

	31 December 2004
Net "advertising and promotional" costs on the reclassified profit and loss account	**159,502**
Advertising revenue received (under "other revenues" in the Parent Company accounts)	16,045
Advertising materials (under the cost of materials and change in inventories in the Parent Company accounts)	(7,219)
Other	(2,262)
Costs for advertising and promotional services in the statutory accounts	**166,066**

Please see the report on operations for information on advertising and promotional costs as a proportion of sales for the year.

Use of third-part assets

These costs increased compared to the previous year because of rental charges for the building in Via Filippo Turati in Milan registered by Parent Company Davide Campari-Milano S.p.A. following the early termination of the leasing contract and the sale of the building in July 2003.

These rental charges applied to five months only in 2003, but to the whole of 2004.

Personnel costs

Personnel costs break down as:

	31 December 2004	31 December 2003	change
Wages and salaries	57,044	50,731	6,313
Social security contributions	13,320	12,422	898
Staff severance fund	2,237	1,693	544
Pension provisions and similar	214	193	21
Other personnel costs	1,908	3,419	(1,511)
Total	**74,723**	**68,458**	**6,265**

The overall increase in these costs (around € 5.5 million) is largely due to the acquisition of Barbero 1891 S.p.A., which was only consolidated for the last month of the previous year.

Furthermore, newly – consolidated companies added around € 0.6 million to personnel costs.

Excluding these reclassifications and extraordinary charges, personnel costs rose by 2.5%.

Amortisation of trademarks and consolidation differences

The rates, breakdown and changes in depreciation, amortisation and write-downs have already been discussed.

The table below details amortisation of trademarks and consolidation differences by brand.

	31 December 2004	31 December 2003	change
Former Bols brands	3,318	3,438	(120)
Cinzano	3,462	3,411	51
Ouzo 12	1,089	1,088	1
Brazilian acquisition	3,860	3,860	(0)
Skyy Spirits, LLC	12,640	12,908	(268)
Zedda Piras S.p.A. and Sella & Mosca S.p.A.	3,179	3,175	4
Barbero 1891 S.p.A.	6,922	577	6,345
Riccadonna	565		565
Other	96		96
Total	**35,131**	**28,458**	**6,674**

Please see the notes on intangible fixed assets for further details on changes for the year.

Risk provisions

Risk provisions, which are covered in more detail in the section on reserves for risks and charges, include provisions of € 0.3 million made by Campari Italia S.p.A. in relation to discounts not yet received and disputes with agents, and provisions of € 0.8 million made by Parent Company Davide Campari-Milano S.p.A. for future charges relating to group restructuring and rationalisation, property disputes in progress and other expenses.

Other operating expenses

These comprise:

	31 December 2004	31 December 2003	change
Excise duties and other taxes on alcohol	152,650	121,491	31,159
Capital losses on sales of non-current assets	351	487	(136)
Indirect taxes and duties	1,533	1,269	264
Other charges	5,120	4,087	1,033
Total	**159,654**	**127,334**	**32,320**

Financial income and charges

	31 December 2004	31 December 2003	change
Income from equity investments			
– in other companies		71	(71)
Other financial income from receivables listed under non-current assets	1	18	(17)
Other financial income from securities listed under current assets	13,464	1,536	11,928
Other income:			
– from affiliated companies	68	68	
– from other companies	23,333	14,714	8,619
Interest and financial charges from other companies	(45,082)	(22,646)	(22,436)
Exchange rate gains and losses	(546)	(828)	282
Total	**(8,762)**	**(7,067)**	**(1,695)**

The table below shows the main items relating to financial income and charges for the year.

Other financial income from securities listed under current assets

	31 December 2004	31 December 2003	change
Income from the disposal of various securities – Parent Company	1,045		1,045
Dividends from securities listed under current assets - Parent Company	11,560		11,560
Interest receivable on bonds - Parent Company		841	(841)
Interest from securities listed under current assets - subsidiaries	859	695	164
Total	**13,464**	**1,536**	**11,928**

Various income from other companies

	31 December 2004	31 December 2003	change
Interest on term deposits - Parent Company	911	923	(12)
Financial income from securities - Parent Company	4,091		4,091
Interest on term deposits - subsidiaries	1,937	1,040	897
Interest from bank and post office deposits	96	127	(31)
Interest receivable from			
derivatives hedging bond and private placement liabilities	16,040	9,811	6,229
Interest receivable from derivatives		2,554	(2,554)
Other	258	259	(1)
Total	**23,333**	**14,714**	**8,619**

Interest and financial charges from other companies

	31 December 2004	31 December 2003	change
Interest payable on bonds and private placement	(19,117)	(14,416)	(4,701)
Interest payable on derivatives hedging bond liabilities	(7,189)	(3,243)	(3,946)
Interest payable on derivatives	(37)	(318)	281
Interest payable to banks	(2)	(83)	81
Interest payable on loans	(1,007)	(1,524)	517
Interest payable on leasing contracts	(622)	(374)	(248)
Financial charges relating to equities - Parent Company Davide Campari-Milano S.p.A.	(11,287)		(11,287)
Losses from the sale of financial assets - Parent Company Davide Campari-Milano S.p.A.	(4,683)		(4,683)
Financial charges relating to swaps		(1,141)	1,141
Other	(1,138)	(1,547)	409
Total	**(45,082)**	**(22,646)**	**(22,436)**

The Parent Company made various short-term liquid investments in 2004, including investments in term deposits generating interest of € 0.9 million, and investment in securities listed under current assets, which generated total net income of € 0.7 million.

Miscellaneous income from other companies relates to the loan granted by Campari Finance Teoranta to Fior Brands Ltd.

For further details, please see "receivables from affiliated companies".

The net charges relating to the bond issue launched by the Parent Company in 2003 and the private placement carried out by Redfire, Inc. in 2002 are shown below.

	31 December 2004				31 December 2003	change
	Davide Campari-Milano S.p.A. €	Redfire, Inc. US$	Redfire, Inc. €	Total €	Total €	Total €
Financial charges to bondholders	(10,505)	(10,707)	(8,612)	(19,117)	(14,416)	(4,701)
Financial charges on derivatives	(7,189)			(7,189)	(3,243)	(3,946)
Financial income from derivatives	10,505	6,882	5,535	16,040	9,811	6,229
Net financial income (charges)	**(7,189)**	**(3,825)**	**(3,077)**	**(10,265)**	**(7,848)**	**(2,417)**
Payables	257,954	170,000	124,963	382,917		
Average financial charge	**-2.79%**	**-2.25%**	**-2.46%**	**-2.68%**		

Note that the bond relating to Davide Campari-Milano S.p.A. was issued in July 2003; interest therefore relates to the second half of 2003 for the Parent Company only.

An average financial charge for the previous year is therefore not shown.

Financial income and charges relating to the hedging contract taken out by Parent Company Davide Campari-Milano S.p.A. are shown separately, as they are expressed in two different currencies (US dollar and euro) and therefore cannot be offset; in contrast, the Redfire, Inc. contract is given as a net balance.

For Redfire, Inc., values are shown in their currency of origin, given that the difference between the average exchange rate used to convert interest on the profit and loss account and the final exchange rate used to convert debt on the balance sheet has a slight distorting effect on the calculation of the average financial charge for the year.

Exchange rate gains and losses

	31 December 2004	31 December 2003	change
Realised gains	885	4,524	(3,639)
Unrealised gains	102	141	(39)
Realised losses	(1,290)	(5,289)	3,999
Unrealised losses	(243)	(204)	(39)
Total	**(546)**	**(828)**	**282**

Almost all realised gains or losses in 2003 and 2004 relate to exchange rate differences on Campari International S.A.M. commercial transactions in foreign currency.

Reconciliation with financial income and charges presented in the reclassified profit and loss account

	31 December 2004	31 December 2003	change
Net financial income (charges) on the reclassified profit and loss account	**(8,296)**	**(8,843)**	**547**
Exchange rate gains (losses) on the reclassified profit and loss account	(546)	1,622	(2,168)
Bank charges (here classified under services costs)	80	154	(74)
Total financial income and charges here presented	**(8,762)**	**(7,067)**	**(1,695)**

Note that in the previous year, € 2.5 million was reclassified under exchange rate gains on the reclassified profit and loss account, as an exchange rate hedging contract taken out by the Parent Company was terminated early.

Adjustments to the value of financial assets

	31 December 2004	31 December 2003	change
Write-backs of equity investments	19	33	(14)
Write-downs of equity investments		(643)	643
Total	**19**	**(610)**	**629**

Adjustments to the value of financial assets include changes deriving from the comparison of values for equity investments in affiliated companies with the corresponding shareholders' equity.

Note that almost all write-downs for the previous year related to equity investments in Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile du Domaine de la Margue, which were consolidated fully from 1 January 2004.

Extraordinary income and charges

	31 December 2004	31 December 2003	change
Capital gains on disposals	1,532	34,447	(32,915)
Miscellaneous income	5,736	3,581	2,155
Capital losses on disposals	(2)	(5)	3
Miscellaneous charges	(3,270)	(12,213)	8,943
Taxes relating to previous financial years	(30)	(183)	153
Total	**3,966**	**25,627**	**(21,661)**

In 2003, capital gains on disposals related almost exclusively to the sale of the building in Via Filippo Turati in Milan by the Parent Company.

In 2004, this item included deferred income of € 0.8 million on part of the capital gain relating to the period, and real estate capital gains of € 0.6 million attributable to the Parent Company Davide Campari-Milano S.p.A.

Miscellaneous income included windfall gains of € 3.9 million for the Parent Company, including approved IRPEG and ILOR tax refunds of € 1.4 million, applied for by incorporated company Francesco Cinzano & C.ia S.p.A., and the settlement of outstanding disputes generating € 1.1 million.

Miscellaneous charges relate to various windfall losses, while in 2003, they included the write-downs of equipment and packaging for the returnable bottles line totalling € 3.8 million made by Campari Italia S.p.A., as well as provisions of € 2.7 million and of € 3.5 million earmarked to cover the costs of recruiting and replacing senior executives and other organisational changes relating to the Parent Company and the Group.

These were classified as extraordinary charges, as they do not relate to the Group's normal operations.

Corporate income tax for the period

Profit before corporate income tax and other deductions for the year is shown below.

Note that profit before tax figure in the table is shown net of the profit attributable to minorities.

This mainly refers to the portion of minority profits relating to Skyy Spirits, LLC, which is stated gross of tax, as in the US, taxes are paid directly by individual shareholders for this type of company.

	31 December 2004	31 December 2003	change
Group profit before tax	**106,441**	**120,171**	**(13,730)**
Corporate income tax for the period			
– Current portion	31,994	37,169	(5,175)
– Deferred portion	5,153	3,180	1,973
Total corporate income tax	37,147	40,349	(3,202)
Effective tax rate	**34.9%**	**33.6%**	

Corporate income tax remained broadly in line with the previous year.

In 2003, dual income tax and the "Tremonti bis" tax incentive, which had boosted the results of Parent Company Davide Campari-Milano S.p.A. and Campari-Crodo S.p.A. in previous years, no longer applied.

An analysis of the differences between the theoretical rates based on current Italian tax rates and the Group's effective tax rate is shown below.

(%)	31 December 2004	31 December 2003	change
Theoretical rate (tax rates in force in Italy)	37.25	38.25	–1.00
Effective rate for the Group	34.90	33.58	1.32
Difference compared to theoretical rate	**2.35**	**4.67**	**–2.32**
Explained by:			
– higher (lower) tax rate paid by foreign companies compared with the theoretical Italian rate	6.54	8.58	–2.04
– higher (lower) tax rate paid by Italian companies compared with the theoretical Italian rate	0.44	0.73	–0.29
– permanent differences	–4.99	–2.97	–2.02
– tax rate adjusted for consolidation	0.36	–1.67	2.03
Total	**2.35**	**4.67**	**–2.32**

Profit for the year attributable to minorities

Note that for both 2003 and 2004, the minority share attributable to Skyy Spirits, LLC is stated gross of tax, as it is a limited liability company and is therefore not subject to state or federal taxes, with the exception of the minimum taxes set by some states.

Individual shareholders are directly responsible for profits and losses deriving from their stakes in the company, and for payment of taxes due.

OTHER INFORMATION

Results by business area

Please see the report on operations for the results by business area and related comments.

Headcount

The average number of employees working for the companies included in the basis of consolidation is as follows:

Category	31 December 2004	31 December 2003	change
Managers	80	62	19
White collar	840	773	66
Blue collar	625	555	71
Total	**1.545**	**1.390**	**156**

By region	31 December 2004	31 December 2003	change
Italy	876	747	130
Abroad	669	643	26
Total	**1.545**	**1.390**	**156**

Please note that the inclusion in the basis of consolidation of Barbero 1891 S.p.A, which was incorporated on 3 December 2003, resulted in an average increase in headcount of around 110 employees, while the other newly-consolidated companies contributed an average of 36 for the year.

Directors' and statutory auditors' remuneration

The table below shows a breakdown by salary and other payments for the total remuneration for 2004 pertaining to directors and statutory auditors of the Parent Company Davide Campari-Milano S.p.A. for duties carried out at both the Parent Company and other consolidated companies.

	31 December 2004		31 December 2003	
	Salary	Total remuneration	Salary	Total remuneration
Directors	5,521	6,349	3,737	5,630
Statutory auditors	551	551	332	332
Total	**6,072**	**6,900**	**4,069**	**5,962**

The Chairman
of the Board of Directors

Luca Garavoglia

APPENDIX TO THE CONSOLIDATED ACCOUNTS

LIST OF EQUITY INVESTMENTS

pursuant to article 126 of Consob resolution 11971 of 14 May 1999 and subsequent amendments

Parent Company

Name, location, activity	Share capital at 31 December 2004 Currency	Amount
Davide Campari-Milano S.p.A. - Milan Holding company and manufacturer	€	29,040,000

Fully consolidated companies

	Share capital at 31 December 2004		% owned by the Parent Company		
Name, location, activity	Currency	Amount	direct	indirect	direct shareholder
Italy					
Barbero 1891 S.p.A. Manufacturing and trading company - Canale	€	22,350,000	100.00		
Campari Italia S.p.A. Trading company - Milan	€	1,220,076	100.00		
Sella & Mosca S.p.A. Manufacturing and trading company - Alghero	€	13,838,916		100.00	Zedda Piras S.p.A.
Zedda Piras S.p.A. Manufacturing and trading company Cagliari (production facilities in Alghero)	€	3,276,000	100.00		
Longhi & Associati S.r.l. (*) Services company - Milan	€	10,400		70.00	Lacedaemon Holding B.V.
Europe					
Campari Deutschland GmbH Trading company - Monaco	€	5,200,000		100.00	DI.CI.E. Holding B.V.
Campari Finance Teoranta Financing company - Dublin	€	1,000,000		100.00	DI.CI.E. Holding B.V.
Campari France Manufacturing company - Nanterre	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari International S.A.M. Trading company - Monaco	€	100,000,000		100.00	DI.CI.E. Holding B.V.
Campari Schweiz A.G. Trading company - Zug	CHF	2,000,000		100.00	DI.CI.E. Holding B.V.
Koutsikos Distilleries Manufacturing company - Piraeus	€	1,438,150		75.00	N. Kaloyannis Bros. S.A.
DI.CI.E. Holding B.V. Holding company - Amsterdam	€	15,015,000	100.00		
Lacedaemon Holding B.V. Holding company - Amsterdam	€	10,465,000		100.00	Campari Schweiz A.G.
N. Kaloyannis Bros. S.A. Trading company - Argiropoulis, Attika	€	325,500		75.00	O-Dodeca B.V.
O-Dodeca B.V. Holding company - Amsterdam	€	2,000,000		75.00	Lacedaemon Holding B.V.
Prolera LDA Services company - Funchal	€	5,000	100.00		
Société Civile du Domaine de la Margue Manufacturing and trading company Saint Gilles (France)	€	4,793,184		100.00	Sella & Mosca S.p.A.

(*) Acquired on 14 December 2004 and fully consolidated from that date.

Fully consolidated companies (continued)

Name, location, activity	Share capital at 31 December 2004 Currency	Amount	% owned by the Parent Company direct	indirect	direct shareholder
Americas					
Campari do Brasil Ltda.					
Manufacturing and trading company - Barueri	BRL	243,202,100	100.00		
Gregson's S.A.					
Trademark holder - Montevideo	UYP	175,000		100.00	Campari do Brasil Ltda.
Redfire, Inc.					
Holding company - Wilmington, Delaware	US$	115,450,000	100.00		
Skyy Spirits, LLC					
Trading company - Wilmington, Delaware (production facilities in San Francisco)	US$	15,348,729		58.90	Redfire, Inc.
Other					
Qingdao Sella & Mosca Winery Co. Ltd.					
Manufacturing and trading company - Qingdao (China)	US$	3,000,000		93.67	Sella & Mosca S.p.A.

Other holdings

Name, location, activity	Share capital at 31 December 2004 Currency	Amount	% owned by the Parent Company direct	indirect	direct shareholder	book value € thousand	Valuation method
Affiliated companies							
Fior Brands Ltd.							
Trading company - Stirling	GBP	100		50.00	DI.CI.E. Holding B.V.	0	equity
International Marques V.o.f.							
Trading company - Harleem	€	210,000		33.33	DI.CI.E. Holding B.V.	36	equity
M.C.S. S.c.a.r.l.							
Trading company - Brussels	€	464,808		33.33	DI.CI.E. Holding B.V.	243	equity
SUMMA S.L.							
Trading company - Madrid	€	342,000		30.00	DI.CI.E. Holding B.V.	106	equity

ANNUAL REPORT OF THE BOARD OF DIRECTORS ON CORPORATE GOVERNANCE

Davide Campari-Milano S.p.A. ("the Company" and, together with its subsidiaries, "the Group") has adopted the provisions of the Code of Conduct for Listed Companies ("the Code") as its model of corporate governance.

This Report has been drawn up in accordance with the guidelines for the preparation of corporate governance reports issued by Borsa Italiana S.p.A. and by Assonime (the association of Italian limited liability companies).

Its aim is to provide the market and shareholders with comprehensive details of the Company's chosen corporate governance model and of how the Company is putting the recommendations of the Code into practice.

Section I - 1. The Company's corporate governance model

The new Articles of Association approved by the extraordinary shareholders' meeting of 29 April 2004, in compliance with legislative decree 6 of 17 January 2003, confirmed the Company's choice of a traditional administration and control model, consisting of a Board of Directors and a Board of Statutory Auditors.

1.1. Board of Directors

In accordance with article 14 of the Articles of Association, the Company is run by a Board of Directors comprising between three and fifteen members, appointed by the ordinary shareholders' meeting, which also decides on the number of members.

The Board of Directors has full powers to manage the Company and pursue the corporate objectives.

It constitutes the central body of the Company's corporate governance system.

The Board is responsible for setting out strategic and management guidelines for the Company and the Group and overseeing general performance, as well as defining and applying the corporate governance rules and examining internal audit procedures.

The members of the Board of Directors serve for a period ranging from one to three years, and may be re-elected.

1.2. Board of Statutory Auditors

Article 27 of the Articles of Association states that the Board of Statutory Auditors comprises three Permanent Auditors and three Deputy Auditors.

The Board of Statutory Auditors is completely autonomous and independent, and is responsible for verifying the proper administrative and accounting management of the Group, and ensuring that the law and the Articles of Association are observed.

The accounts audit is carried out by an external auditing company.

The members of the Board of Statutory Auditors serve for three years, and may be re-elected.

1.3. Shareholders' meetings

Shareholders' meetings are governed by specific regulations approved by the ordinary shareholders' meeting of 2 May 2001 ("the Regulations").

Meetings must be attended by all Directors and the entire Board of Statutory Auditors.

The Regulations govern ordinary and extraordinary shareholders' meetings, as well as special shareholders' meetings.

They set out the rules concerning meeting attendance, verification of proof of identity with particular reference to proxies, the powers of the Chairman with respect to declaring the shareholders' meeting valid, opening the meeting, debate, voting and vote counting.

In accordance with the provisions of article 11 of the Articles of Association, all those wishing to attend the shareholders' meeting must present appropriate certification issued by their appointed intermediary as previously communicated to the Company, in accordance with applicable law, with two days' notice.

Shareholders may send a representative to the meeting provided that the written proxy is signed by the holder of the aforementioned certification or by his legal representative or by a specific representative.

Those attending as representatives of one or more shareholders with voting rights must provide proof of identity and a written proxy, and sign a declaration stating that there is no obstacle to their acting as a representative.

Any shareholder with voting rights attending the meeting may not at the same time issue a proxy for some of his votes; however, he may appoint different representatives for different items on the agenda, who must use all the shareholder's votes for each item.

In this case, the written proxy must state the items on the agenda to which it refers.

In accordance with article 13 of the Code, Directors must, within their powers, do their utmost to encourage and facilitate the widest possible attendance at shareholders' meetings.

Shareholders' meetings are also an opportunity to provide shareholders with information on the Company and the Group, with due regard for the regulations on price-sensitive information.

1.4. Share capital

The share capital consists entirely of ordinary shares.

Alicros S.p.A. is the Company's controlling shareholder pursuant to article 93 of legislative decree 58/1998.

Section II – Implementation of the Code

2. Board of Directors

2.1. Division of powers and duties

Article 17 of the Articles of Association gives the Board of Directors full powers for the ordinary and extraordinary management of the Company.

In accordance with the Code and article 2381 of the Italian civil code, as amended by legislative decree 6 of 17 January 2003, the Board of Directors meets to assess the Group's performance, examining the reports of the Managing Directors on their activities and the most important operations carried out by the Group, as well as verifying the adequacy of the Company's organisational, administrative and accounting systems.

The Board of Directors also has all possible powers that may by law be included in companies' Articles of Association, including the power to approve the merger of 100% subsidiaries or those controlled at 90% or more into the Company, the power to set up or close local offices, branches and representative offices in Italy and overseas, the power to decide which Director or Directors have powers to represent the Company, the power to approve a capital decrease if a shareholder withdraws, the power to approve any amendments to the Articles of Association to comply with new legislation, the power to transfer the registered office elsewhere within Italy, and the power to issue bonds within the limits and according to the means set out by applicable laws.

Even though not expressly stated in the Articles of Association, the Board of Directors has the powers set out in article 1.2. of the Code: that is, to examine and approve the Company's strategic, business and financial plans and the structure of the Group as a whole.

The Board of Directors is also responsible for passing the resolutions relating to actions which, by their nature or value lie outside the powers of the Managing Directors, or in which Directors have a personal or third-party interest, or which the Directors themselves deem it appropriate to examine for particular reasons.

In accordance with article 18 of the Articles of Association, the Board of Directors may, within the limits allowed by law, delegate such powers as it deems appropriate for the management of the Company, as well as powers of representation and signature, to one or more members holding the title of Managing Director.

These mandates allow Managing Directors to operate individually as regards matters of ordinary management within financial limits set according to the type of action in question, and jointly with one other signature for matters of ordinary management exceeding these thresholds and for certain matters of extraordinary management.

In accordance with article 19 of the Articles of Association, Directors who have been awarded powers must report on at least a quarterly basis to the Board of Directors and the Board of Statutory Auditors on the activities carried out within their mandates, on the most important operations carried out by the Company or Group subsidiaries, and those in which they have a personal or third-party interest.

The most significant operations, such as the acquisition and sale of important companies, must receive prior approval from the Board of Directors.

Significant operations are considered as all operations whose value exceeds the limits set for actions requiring joint signature.

According to the Articles of Association, Directors may delegate some of their powers, including the relative powers of representation, to an Executive Committee, which may pass resolutions by majority vote.

At present, there is no such Executive Committee.

2.2. Chairman of the Board of Directors

The Chairman of the Board of Directors represents the Company in respect of third parties and in any legal matters.

The Chairman co-ordinates the activities of the Board of Directors and conducts its meetings; he also officiates at shareholders' meetings and ensures they are conducted in accordance with the Articles of Association and the Regulations.

As he has no management mandate, he qualifies as a non-executive Director.

The internal audit department reports directly to the Chairman.

2.3. Operations with affiliated parties

In accordance with article 19 of the Articles of Association and pursuant to article 150 of legislative decree 58/1998, Managing Directors must report on at least a quarterly basis to the Board of Directors and the Board of Statutory Auditors with respect to operations in which they have a personal or third-party interest.

Please see the report on operations for details of the most significant operations with affiliated parties carried out in 2004.

The Board of Directors' meeting of 26 February 2004 approved internal procedures for carrying out operations in which they have a personal interest or operations with affiliated parties.

Directors of Group companies, as well as managers who have the power to enter into binding agreements with third parties on behalf of Group companies, must comply with these procedures.

In the case of any operation in which they have a personal or third-party interest, or any operation with affiliated parties, with a value of € 1,000.00 or above, said Directors and managers must refrain from completing such operations until they have provided complete details thereof to an executive Director of their company, or, where the party with the interest is himself an executive Director, to his Board of Directors.

The executive Director or the Board of Directors then evaluate the general and financial suitability of the operation, and may decide to authorise it.

The Company has thus incorporated the recommendations of the Code with respect to setting out guidelines for identifying operations with affiliated parties, and thereby complies with both Consob communications on this matter and articles 2391 and 2391 *bis* of the Italian civil code, as amended by the reform of company law.

Pursuant to article 11 of the Code, those holding a personal interest may not attend the discussion, and the executive Director or the Board of Directors may seek a legal or fairness opinion.

2.4. Composition of the Board of Directors

As stated above, in accordance with article 14 of the Articles of Association, the Company is managed by a Board of Directors comprising between three and fifteen members, as decided by the shareholders' meeting, which is responsible for appointing them.

The Board of Directors currently comprises eleven members.

The list below shows the names of the members of the Board of Directors as appointed by the ordinary shareholders' meeting of 29 April 2004, with the job titles of the executive Directors indicated in italics:

Luca Garavoglia	Chairman - non - executive
Luca Cordero di Montezemolo	non-executive - independent
Cesare Ferrero	non-executive - independent
Franzo Grande Stevens	non-executive - independent
Paolo Marchesini	Chief Financial Officer(*)
Marco Pasquale Perelli-Cippo	non-executive - not independent
Giovanni Rubboli	non-executive - independent
Renato Ruggiero	non-executive - independent
Stefano Saccardi	Officer Legal Affairs and Business Development (*)
Vincenzo Visone	Chief Executive Officer (*)
Anton Machiel Zondervan	non-executive - independent

Directors marked with an asterisk have operational roles within the Company and have the title of Managing Director.

The mandate of the present Board of Directors will expire following the approval of the annual report for the year ending 31 December 2006.

According to the Regulations, nominations for the post of Director must be presented on lists, accompanied by a detailed curriculum vitae of each candidate.

They must be filed at the Company's headquarters at least ten days before the date of the shareholders' meeting.

The CVs of all the current Directors are available from the Company's Investor Relations office, while a short description of the professional background of the management is available at www.campari.com/ir.

There is no minimum number of Board of Directors' meetings set out in the Articles of Association.

In 2004 five Board meetings were held, including three in its new composition. All Directors attended regularly and the few absences were explained. In 2005 the Company expects to hold a similar number of Board meetings.

Please see table 1 attached to this Report for the attendance records of each Director.

Before each Board of Directors' meeting, Directors are provided with all the documentation and information necessary to pass resolutions as far in advance of the meeting as is reasonably possible.

Information passed to the Board of Directors is comprehensive and provided promptly.

2.5. Other jobs held by Directors

Directors who at 31 December 2004 were directors or auditors of other companies listed on Italian and foreign regulated markets, or financial companies, banks, insurance companies or large companies, are listed below:

- Luca Garavoglia: member of the Board of Directors of FIAT S.p.A.;
- Cesare Ferrero: member of the Board of Directors of Autostrada Torino-Milano S.p.A. and Pininfarina S.p.A.; Chairman of the Board of Auditors of ERSEL Finanziaria S.p.A., ERSEL S.I.M. S.p.A., Ferrero S.p.A., FIAT S.p.A., FIAT Auto S.p.A., Giovanni Agnelli & C. S.A.p.A. and I.F.I. S.p.A.; Permanent Auditor of Banca Passadore S.p.A., I.F.I.L. S.p.A., P. Ferrero & C. S.p.A., R.C.S. Investimenti S.p.A and Toro Assicurazioni S.p.A.;

- Luca Cordero di Montezemolo: Chairman of the Board of Directors of BolognaFiere S.p.A., Ferrari S.p.A., FIAT S.p.A. and Maserati S.p.A.; member of the Board of Directors of City Group S.p.A., Editrice La Stampa S.p.A., Indesit Company S.p.A. and Tod's S.p.A.; member of the Conseil de Surveillance of Pinault Printemps Redoute;
- Franzo Grande Stevens: Chairman of the Board of Directors of P. Ferrero & C. S.p.A. and Juventus F.C. S.p.A.; member of the Board of Directors of Exor Group S.A., I.F.I. S.p.A., I.F.I.L. S.p.A., I.P.I. S.p.A., Pictet International Capital Management, Pininfarina S.p.A., RCS MediaGroup S.p.A. and S.E.I. S.p.A.;
- Renato Ruggiero: Chairman of Citigroup Switzerland; Vice-chairman of Citigroup European Investment Bank;
- Anton Machiel Zondervan: Chairman of the Supervisory Board of Doeksen Transport Group.

2.6. Non-executive and independent Directors

The Articles of Association do not set out a minimum number of non-executive or independent Directors; nonetheless, in accordance with article 2 of the Code, the Company has taken on non-executive Directors who, in terms of their numbers and authority, have significant influence in the decision-making process.

At the date of approval of the draft annual report for the year ending 31 December 2004, most of the Company's directors were non-executive and considered independent.

The only non-executive Directors are Luca Garavoglia and Marco Pasquale Perelli-Cippo.

Six directors out of 11 are independent.

The degree of independence of Directors has been verified by the Board of Directors in accordance with the principles of the Code, particularly the criteria set out in article 3.

Note also that Franzo Grande Stevens provides some legal advice to the Group, but this is not sufficient to compromise his independence.

2.7. Committees

The Articles of Association state explicitly that the Board of Directors may set up an internal audit committee ("Audit Committee"), and a committee for remuneration and appointments ("Remuneration and Appointments Committee").

Both committees are sub-groups of the Board of Directors and are responsible for providing advice and making proposals.

2.7.1. Remuneration and Appointments Committee

The Board of Directors formed a Remuneration Committee, which, as a rationalisation measure, was later merged with the Appointments Committee.

The Remuneration and Appointments Committee chiefly comprises independent directors, and includes Franzo Grande Stevens (Chairman), Marco Pasquale Perelli-Cippo and Giovanni Rubboli.

It has the task of formulating proposals for the remuneration of directors who have been given specific functions and powers and those who play key roles in the management of the Company, as well as proposals for improving the allocation of human resources within the Group.

The Remuneration and Appointments Committee does not make proposals on behalf of its own members.

The Committee met twice in 2004, with both meetings attended by all members. The Committee presented the Board of Directors with the proposals falling within its remit without consulting external advisors.

The Board of Directors then approved these proposals.

The issues discussed by the Remuneration and Appointments Committee last year included the Group's structure and organisation chart, the remuneration of executive Directors and the senior management, and the updating of the stock option scheme.

The remuneration of executive Directors and senior management is closely linked to the financial results achieved by the Group and individual companies to which they belong.

Please see the notes to the accounts attached to this Report for further details of Directors' remuneration.

The figures include severance indemnities paid to executive Directors who have retired.

Following a resolution by the Board of Directors, taken on the proposal of the Remuneration and Appointments Committee, and in line with a framework plan approved by the ordinary shareholders' meeting, the Company released the second tranche of an existing stock option scheme aimed at the Chairman of the Board of Directors, the executive Directors and the Group's senior management.

The options in this second tranche may be exercised by all beneficiaries of the scheme between 1 and 30 July 2009 at a price of € 39.81 per share.

2.7.2. Internal Audit Committee

At its meeting of 10 May 2004, the Board of Directors convened in its new composition, and created an Audit Committee made up entirely of independent Directors: Giovanni Rubboli (Chairman), Cesare Ferrero and Anton Machiel Zondervan.

In accordance with the tasks set out in article 10 of the Code, the function of the Audit Committee is to assess the adequacy of the Company's internal audit system and of the internal audit department's work plan, and to report thereon to the Board of Directors.

In 2004, the Audit Committee examined the internal audit standards of the logistics division of the Business Unit Italy, of Campari do Brasil Ltda. and Skyy Spirits, LLC, as well as of the sales and marketing units of Campari Deutschland GmbH.

The Committee also updated the Group's risk assessment procedures, particularly those relating to the manufacturing and sales units of Sella & Mosca S.p.A. and Campari Deutschland GmbH.

The Audit Committee also focused on the valuation given to the brands and goodwill of the companies recently acquired in light of the new international accounting standards.

Meetings of the Audit Committee are usually attended by the Chairman of the Board of Statutory Auditors or another Auditor mandated by him.

Please see table 1 attached to this Report for the attendance records of each Committee member.

The relationship between the Audit Committee and the Board of Statutory Auditors is one of a continual exchange of information on the most important matters dealt with during the regular audits that take place, in accordance with the annual audit plan and the updating of risk assessment procedures for the Group and its subsidiaries.

3. Company functions and procedures

3.1. Handling of confidential data

The Company has drawn up procedures for the handling of confidential data ("the Procedures").

These Procedures clearly set out which information is considered confidential or price-sensitive, the person(s) responsible internally for dealing with such information, the conduct required of anyone privy to the information, and the procedures for making it public, including to the press.

The Procedures apply to Directors, Auditors and employees of the Company and other companies belonging to the Group.

Management of confidential data is the responsibility of the Managing Directors of Group companies.

The task also falls to the Chief Executive Officer and the Officer Legal Affairs and Business Development as regards acquisitions and disposals, and to the Chief Financial Officer for financial information.

The Company has also adopted a Code of Conduct in the matter of insider dealing, drawn up pursuant to article 2.6.3. of the regulations of Borsa Italiana S.p.A.

Under this code of conduct, the market must be notified, according to the timescale and method set out in the code itself, of any transactions on Company securities carried out by parties ("Relevant Persons"), who, by virtue of their role within the Group, may have access to confidential information.

The code of conduct sets a number of periods during the year (blocking periods), such as the run-up to the approval of the consolidated annual report and the announcement of quarterly and interim results, and during extraordinary operations, in which Relevant Persons are prohibited from carrying out transactions with a value exceeding € 50,000.00 on financial instruments of the Company.

Outside these blocking periods, such transactions may be effected only during two periods of the year not exceeding fifteen days each, chosen in advance by the Relevant Persons themselves.

Relevant Persons are bound by particularly strict disclosure obligations with respect to the Company.

At the end of each quarter, Relevant Persons must provide the Audit Committee with complete details of all transactions carried out, including any exercise of stock options, so that information relating to transactions exceeding the above-mentioned threshold may be communicated to the market within 10 days.

Given their importance, details of transactions worth over € 250,000.00 must be communicated immediately to the Audit Committee, to allow the Company to notify the market without delay.

The Audit Committee has drawn up a list of Relevant Persons.

In 2004 the Company also decided to adopt a Code of Ethics setting out the fundamental values on which its conduct will continue to be based.

This was an appropriate time to issue such a code, given the Company's sharp growth on the Italian and international markets, the increasing complexity of its organisation in recent years (especially following recent acquisitions) and the awareness that the Company is now operating in a highly sophisticated socioeconomic environment.

The full Code of Conduct on Insider Dealing and Code of Ethics can be found on the Campari Group's website, at www.campari.com/ir.

3.2. Appointment of directors and Auditors

According to the Regulations, nominations for Director must be presented on lists, accompanied by a detailed curriculum vitae of each candidate.

They must be filed at the Company's headquarters at least ten days before the date of the shareholders' meeting.

A list vote system is not used for the election of Directors representing minority shareholders.

All current Directors were nominated by the majority shareholder.

Under the Articles of Association, a list voting system is used for the appointment of members of the Board of Statutory Auditors, in order to allow minority shareholders to appoint a Permanent Auditor and a Deputy Auditor, as required by article 148 of legislative decree 58/1998.

The Board of Statutory Auditors is appointed on the basis of lists presented by shareholders and filed at the Company's headquarters at least ten days before the date of the shareholders' meeting.

Only those shareholders who, alone or jointly with others, hold shares representing at least 5% of the share capital with voting rights at the ordinary shareholders' meeting, may present lists.

Again in accordance with the Articles of Association, candidates who already hold the position of Permanent Auditor in five or more listed companies (excluding parent companies and/or subsidiaries of the Company), or who do not meet the requisites of respectability and professionalism demanded by applicable law, may not be included on the lists.

The procedure for the election of Auditors is described in article 27 of the Articles of Association.

3.3. Internal audit system

The Company is fully aware of the need for an adequate internal audit system, and has set up a specific department headed by the Group Internal Auditor.

This unit, which operates across and supervises the whole Group, is hierarchically separate from the executive Directors, reporting directly to the Chairman of the Company.

It reports on its activities on at least a quarterly basis to the Managing Directors, the Audit Committee and the Board of Statutory Auditors.

Following favourable reports from the Audit Committee, the Board of Directors judges that the Company's internal audit system is satisfactory, effectively safeguarding against the typical risks arising from the Group's activities and monitoring its economic and financial situation.

3.4. Investor relations

The Company attaches great importance to its relations with shareholders and institutional investors.

It has an Investor Relations office, headed by an Investor Relations Manager.

As part of the Company's reporting procedures, including regular results disclosure and the announcement of extraordinary operations, the Investor Relations department has organised numerous meetings with Italian and foreign institutional investors and the financial press, many of which are attended also by members of the senior management.

In order to facilitate its dialogue with shareholders, the Company has developed and continually updates a special section of its website dedicated to investor relations (www.campari.com/ir).

This page contains not only financial information (annual, interim and quarterly reports, trading performance of Campari securities on the market etc), but also information and documents of interest to shareholders, such as the composition of the Board of Directors and Board of Statutory Auditors, details of corporate governance, the code on insider dealing and the Procedures for carrying out operations in the case of a personal or third-party interest.

Shareholders may request additional information via email from investor.relations@campari.com.

The Company follows the guidelines set out in the Guide for market notification.

4. Auditors

The members of the Board of Statutory Auditors appointed by the ordinary shareholders' meeting of 29 April 2004 for the three-year period 2004-2006 are listed below:

Umberto Tracanella	Chairman
Alberto Lazzarini	Permanent Auditor
Antonio Ortolani	Permanent Auditor
Alberto Giarrizzo Garofalo	Deputy Auditor
Giuseppe Pajardi	Deputy Auditor
Paolo Proserpio	Deputy Auditor

Auditors who at 31 December 2004 were directors or auditors of other companies listed on Italian regulated markets are listed below:

- Umberto Tracanella: Vice-chairman of the Board of Directors of Risanamento S.p.A. and member of the Board of Directors of I.P.I. S.p.A.;
- Alberto Lazzarini: Deputy Auditor of Giovanni Crespi S.p.A.;
- Antonio Ortolani: Chairman of the Board of Statutory Auditors of Mirato S.p.A.;
- Alberto Giarrizzo Garofalo: Deputy Auditor of Mirato S.p.A.

Since no alternative list was put forward, none of the current Auditors represents minority shareholders, who, it is presumed, are happy with the professionalism and independence of the Auditors appointed by the majority shareholders.

The proposals to the shareholders' meeting for the appointment of the Auditors currently in place were accompanied by a detailed CV of each candidate.

In 2004 the Board of Statutory Auditors held six meetings, including four in its new composition.

Please see table 2 attached to this Report for the attendance records of each Auditor.

The whole Board of Statutory Auditors was present at almost all the meetings of the Board of Directors in 2004.

5. Events taking place after the end of 2004

At the extraordinary shareholders' meeting scheduled for 29 April 2005, the Board of Directors will propose a share split operation.

The Company's steady growth has caused the stock to put in an extremely positive performance. The share price has for some time been significantly higher than its initial listing price.

However, the Company would like to increase the liquidity of the stock, with the aim of attracting new investors, particularly small investors who may consider the current price per share to be too high.

The Board of Directors will therefore propose the amendment of article 5 of the Articles of Association, increasing the number of shares from 29,040,000 to 290,400,000.

The total value of the share capital will remain unchanged, at € 29,040,000, but the nominal value per share will be reduced from € 1.00 to € 0.10.

Milan, 21 March 2005

TABLE 1: BOARD OF DIRECTORS AND COMMITTEES

Board of Directors							Internal Audit Committee		Remuneration and Appointments Committee	
Job title	Name	Executive	Non-executive	Independent	****	Number of other jobs**	***	****	***	****
Chairman	Luca Garavoglia				100%	1				
Managing Director	Paolo Marchesini	X			100%					
Managing Director	Stefano Saccardi	X			100%					
Managing Director	Enzo Visone	X			100%					
Director	Luca Cordero di Montezemolo		X	X	66%	9				
Director	Cesare Ferrero		X	X	100%	14	X	100%		
Director	Franzo Grande Stevens		X	X	66%	10			X	100%
Director	Marco Pasquale Perelli-Cippo		X		66%				X	100%
Director	Giovanni Rubboli		X	X	100%		X	100%	X	100%
Director	Renato Ruggiero		X	X	66%	2				
Director	Anton Machiel Zondervan		X	X	100%	1	X	100%		

Total number of meetings held during the year	Board of Directors: **5**	Internal Audit Committee: **9**	Remuneration and Appointments Committee: **2**

N.B.

* Director appointed via lists presented by minority shareholders.

** Positions held as Director or Auditor in other companies listed on Italian and foreign regulated markets, or financial companies, banks, insurance companies or large companies. Full details are given in the Report on corporate governance.

*** Member of Committee as well as member of the Board of Directors.

**** Percentage attendance of Directors at board meetings and committee meetings in their new composition.

TABLE 2: BOARD OF STATUTORY AUDITORS

Job title	Name	Percentage attendance at meetings of the Board of Statutory Auditors	Number of other jobs**
Chairman	Umberto Tracanella	25%	2
Permanent Auditor	Alberto Lazzarini	100%	1
Permanent Auditor	Antonio Ortolani	100%	1
Deputy Auditor	Alberto Giarrizzo Garofalo	–	1
Deputy Auditor	Giuseppe Pajardi	–	–
Deputy Auditor	Paolo Proserpio	–	–

Total number of meetings held during the year: 6, including 4 in their new composition

In accordance with article 27 of the Articles of Association, only those shareholders who, alone or jointly with others, hold shares representing at least 5% of the share capital with voting rights at the ordinary shareholders' meeting, may present lists.

NB

* Auditor appointed via lists presented by minority shareholders.

** Positions held as Director or Auditor in other companies listed on Italian regulated markets. Full details are given in the Report on corporate governance.

TABLE 3: OTHER MEASURES SET OUT IN THE CODE OF CONDUCT

	yes	no	Brief explanation of any departure from the recommendations of the Code
Mandates and operations with affiliated parties			
Has the Board of Directors assigned mandates and set out:			
a) their limits	X		
b) how they are to be used	X		
c) frequency of reporting ?		X	Reporting frequency is set out in the Articles of Association.
Is the Board of Directors responsible for examining and approving operations of particular economic and financial significance (including operations with affiliated parties) ?	X		
Has the Board of Directors set out guidelines and criteria for defining "operations of significance" ?		X	The Company considers that the thresholds indicated in Managing Directors' mandates mean that the Board of Directors is always involved in approving the most significant operations.
Are the guidelines and criteria set out in the Report?	X		
Has the Board of Directors set out procedures for examining and approving operations with affiliated parties?	X		
Are the procedures for approving operations with affiliated parties set out in the Report?	X		
Procedures for the latest appointment of Directors and Auditors			
Were the names of the candidates for Director filed at least ten days before the shareholders' meeting ?	X		
Were the candidatures for the post of Director accompanied by a detailed curriculum vitae ?	X		
Were the candidatures for the post of Director accompanied by an indication of their degree of independence ?	X		
Were the names of the candidates for Auditor filed at least ten days before the shareholders' meeting ?	X		
Were the candidatures for the post of Auditor accompanied by a detailed curriculum vitae ?	X		
Shareholders' meetings			
Has the Company approved a set of Regulations governing shareholders' meetings?	X		
Are the Regulations attached to the Report (or does the Report indicate where they can be obtained / downloaded) ?		X	The Regulations can be obtained from the Company's headquarters.
Internal audit			
Has the Company appointed an internal audit department?	X		
Are the internal auditors hierarchically separate from the heads of the operational units?	X		
Internal audit department (in accordance with article 9.3 of the Code)	Group Internal Auditor		
Investor relations			
Has the Company appointed an Investor Relations Manager ?	X		
Contact details for the Investor Relations Manager			Investor Relations Manager Via Filippo Turati, 27 20121 Milan Tel. 02.6225330 - fax 02.6225479 email: investor.relations@campari.com



■ Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

■ Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

INDEPENDENT AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Davide Campari - Milano S.p.A.

1. We have audited the consolidated financial statements of Davide Campari - Milano S.p.A. as of and for the year ended December 31, 2004. These financial statements are the responsibility of Davide Campari - Milano S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For our opinion on the financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 8, 2004.

3. In our opinion, the consolidated financial statements of Davide Campari - Milano S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they present clearly and give a true and fair view of the consolidated financial position of Davide Campari - Milano S.p.A. as of December 31, 2004, and the consolidated results of its operations for the year then ended.

Milan, April 8, 2005

Reconta Ernst & Young S.p.A.
signed by: Pellegrino Libroia, partner

■ Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

DAVIDE CAMPARI MILANO S.p.A.

Registered office via Filippo Turati, 27 – Milan

Share capital 29,040,000 euro

Tax code - Companies Register no. 06672120158 – REA (business administration register) no. 1112227

Report of the Board of Auditors on the consolidated accounts of the Campari Group for the year ending 31/12/2004, pursuant to article 41 of Legislative Decree 127 of 9/4/1991

To the shareholders of the Parent Company Davide Campari Milano S.p.A.

We have audited the consolidated accounts of the Parent Company Davide Campari S.p.A. for the year ending 31 December 2003, pursuant to article 41 of Legislative Decree 127/91. In 2004, the group reported a net profit of EUR 86,248,000 (include the portion pertaining to minorities of EUR 16,954,000), assets worth EUR 1,330,116,000 and shareholders' equity of EUR 600,240,000 (including minorities' portion of EUR 12,686,000). The memorandum accounts totalled EUR 64,511,000. We have also reviewed the report on operations.

A) **Audit of the consolidated accounts**

1. We conducted our audit in accordance with the standards for internal auditors provided by the Italian association of chartered accountants. In keeping with these standards, we referred to the legislation governing annual accounts, together with the aforementioned standards and Consob recommendations, where relevant.
2. The accounts of the subsidiaries have been audited by the independent auditors Reconta Ernst & Young S.p.A., and in the case of the Italian subsidiaries, by the respective boards of statutory auditors at each subsidiary.

   We have not audited the accounts of the subsidiaries directly, as this task was beyond our remit, and therefore, the views expressed apply solely to the consolidated accounts;
3. We have examined the basis of consolidation and the existence of the conditions that permit the use of the line-by-line consolidation method. In particular, we point out that the two Sella and Mosca subsidiaries, Qingdao Sella e Mosca Winery Co. Ltd. and Société Civile du Domaine de la Margue, which were previously consolidated according to the equity method, are now fully consolidated (line-by-line method).

Other changes in the basis of consolidation concern the removal of SOVINAC S.A. (following its sale), and the addition of KOUTSIKOS DISTILLERIES S.A. (following its acquisition) and Longhi e Associati S.r.l. (the necessary conditions for consolidation have now been met).

4. We have seen the letter providing prior approval from Reconta Ernst & Young, the auditing company appointed to audit the consolidated accounts, and no observations arise therefrom.
5. The basis of consolidation was considered, the consolidation principles were examined and the suitability of the accounting polices was verified.
6. The documentation examined and the information obtained do not indicate any departure from the legislation governing consolidated accounts as supplemented by the aforementioned accounting principles, or from the laws governing the conduct of audit boards.
7. As regards the procedures for preparing the notes to the accounts and their content, we adhered to the provisions of articles 29 and 32 of Legislative Decree 127/91, in particular:
   - pursuant to article 32 of Legislative Decree 127/91, we followed the layout set out in articles 2424, 2425 and 2427 of the Italian civil code for the preparation of balance sheets, profit and loss accounts and notes to the accounts, making a separate entry for items listed in the aforementioned articles 2424 and 2425;
   - we observed the provisions of article 2424-bis of the Italian civil code relating to individual items on the balance sheet, and therefore recorded any items destined for long-term use under non-current assets;
   - the notes to the accounts were prepared in accordance with article 38 of Legislative Decree 127/91, specifically, the list of equity investments provided, together with the relevant consolidation method, comply with the recommendations set out in article 39 of the same decree, and the Directors state that they have provided comprehensive information on the consolidation methods and individual items, as well as describing

the most significant facts in the report on operations, including any events taking place after the end of the financial year.

8. The consolidation principles adopted comply with article 31 of Legislative Decree 127/91, in particular:

   - the definition of the basis of consolidation respects the principles set out in articles 26 and 28 of Legislative Decree 127/91;
   - in the consolidated accounts, asset and liability items and income and charges items for the consolidated companies are recorded in full, except for receivables and payables, income and charges, and profits and losses deriving from transactions conducted between consolidated companies, which were eliminated (article 31 of Legislative Decree 127/91);
   - equity investments in consolidated companies were eliminated against the corresponding portion of shareholders' equity of the companies concerned, and the greater value of the former in respect of the latter was recorded in the "consolidation difference" item under intangible fixed assets (article 31 of Legislative Decree 127/91);
   - the portion of share capital and reserves pertaining to consolidated companies and owned by minority shareholders is recorded as "minority share capital and reserves", whereas the portion of consolidated net profit pertaining to minority shareholders is recorded in a separate item as "profit attributable to minorities" (article 31 of Legislative Decree 127/91).

The accounting polices used are those applied by the Parent Company and comply with the law.

These policies are applied in a consistent manner, and no exceptions requiring the exercise of an exemption as per article 29, paragraph IV of Legislative Decree 127/91 were noted. Moreover, the aforementioned accounting policies remain unchanged from those applied in the previous year.

In particular, we draw your attention to the following.

9. In our opinion the aforementioned consolidated accounts give a true and fair view of the business and financial position of the Davide Campari Group and of its profit for the financial year ending 31 December 2004, in accordance with the legislation governing consolidated accounts referred to in point A) 1 above.

B) Review of the report on operations

1. We have reviewed the report on operations, which accompanies the consolidated financial statements, to verify that it complies with article 40 of Legislative Decree 127/91, and that it is consistent with the consolidated accounts, in accordance with article 41 of Legislative Decree 127/91.
2. As a result of this review, the Board of Auditors believes that the report on operations is accurate and consistent with the consolidated financial statements.

Milan, 11 April 2005

Chairman of the Board of Auditors

Umberto Tracanella

Permanent Auditors

Antonio Ortolani

Alberto Lazzarini

Financial statements of the Parent Company Davide Campari-Milano S.p.A.

Balance sheet assets

(€)		31 December 2004	31 December 2003
A) Capital contributions due from shareholders		**0**	**0**
B) Non-current assets (financial leasing contracts are listed as a separate item)			
I.	Intangible fixed assets		
1)	Start-up and expansion costs	300,126	0
3)	Industrial patent and intellectual property rights	261,865	240,130
4)	Concessions, licences, trademarks and similar rights	1,960,694	0
5)	Goodwill	160,574,508	0
6)	Assets in progress and payments on account	250,546	305,228
7)	Other	3,114,387	2,512,225
Total intangible fixed assets		**166,462,126**	**3,057,583**
II.	Tangible fixed assets		
1)	Land and buildings	27,430,322	5,916,687
2)	Plant and machinery	40,432,745	4,562,526
3)	Industrial and commercial equipment	1,060,888	242,084
4)	Other tangible fixed assets	1,598,154	1,288,077
5)	Assets in progress and payments on account	1,569,130	96,321
Total tangible fixed assets		**72,091,239**	**12,105,695**
III.	Financial fixed assets		
1)	Equity investments in	584,848,423	880,949,891
	a) subsidiaries	584,753,332	880,901,161
	d) other companies	95,091	48,730
2)	Receivables	516,754	288,583
	d) from others	516,754	288,583
	due within 12 months	173,431	0
	due after 12 months	343,323	288,583
4)	Own shares	29,779,604	31,000,000
Total financial fixed assets		**615,144,781**	**912,238,474**
Total fixed assets		**853,698,146**	**927,401,752**
C) Current assets			
I.	Inventories		
	Raw materials, supplies and consumables	9,919,118	4,193,225
	Work in progress and semi-finished products	19,476,629	2,001,704
	Finished products and goods for resale	7,522,789	1,397,885
5)	Payments on account	1,482,808	0
Total inventories		**38,401,344**	**7,592,814**
II.	Receivables		
1)	from customers	283,933	0
	due within 12 months	283,933	0
2)	from subsidiaries	62,054,078	34,869,013
	due within 12 months	62,054,078	34,869,013
4)	from parent companies	0	6,001
	due within 12 months	0	6,001
4 *bis*)	from tax authorities	6,433,432	1,108,223
	due within 12 months	6,433,432	1,108,223
4 *ter*)	pre-paid taxes	5,430,280	4,955,757
	due within 12 months	5,430,280	4,955,757
5)	from others	4,919,542	3,321,601
	due within 12 months	1,982,452	458,165
	due after 12 months	2,937,090	2,863,436
Total receivables		**79,121,265**	**44,260,595**
III.	Financial assets not listed under fixed assets	0	0
IV.	Cash and cash equivalents		
	Bank and post office deposits	55,726,756	22,414,253
	Cash and liquidity	13,460	9,428
Total cash and cash equivalents		**55,740,216**	**22,423,681**
Total current assets		**173,262,825**	**74,277,090**
D) Accrued income and deferred charges			
2)	Miscellaneous	4,889,191	5,028,537
Total accrued income and deferred charges		**4,889,191**	**5,028,537**
Total assets		**1,031,850,162**	**1,006,707,379**

Balance sheet liabilities

(€)		31 December 2004	31 December 2003
A) Shareholders' equity			
I.	Share capital	29,040,000	29,040,000
II.	Share premium reserve	0	0
III.	Revaluation reserve	0	0
IV.	Legal reserve	5,808,000	5,808,000
V.	Statutory reserves	0	0
VI.	Reserve for own shares in portfolio	29,779,604	31,000,000
VII.	Other reserves	247,567,434	258,066,863
	– Extraordinary reserve	243,221,990	247,402,257
	– Reserve for VAT deductions - 4% (Law 64/86)	591,982	0
	– Reserve for VAT deductions - 6% (Law 67/88)	451,142	0
	– Pre-paid depreciation reserve	0	1,931,379
	– Depreciation reserve (taxed)	0	5,189
	– Capital grants	260,963	0
	– Merger surplus	0	5,686,681
	– Reserve for transfer of equity investments (Leg. Decree 544/92)	3,041,357	3,041,357
VIII.	Profit (loss) carried forward	8,019,577	0
IX.	Profit (loss) for the year	133,683,012	20,974,951
Total shareholders' equity		**453,897,627**	**344,889,814**
B) Reserve for risks and charges			
1)	Pension provisions	133,661	176,848
2)	for tax, included deferred taxes	4,152,237	927,483
	b) for deferred taxes	4,152,237	927,483
3)	Other	6,091,347	7,133,957
Total reserves for risks and charges		**10,377,245**	**8,238,288**
C) Staff severance fund		**8,678,893**	**5,482,561**
D) Payables			
1)	Bonds	257,953,568	257,953,568
	– due after 12 months	257,953,568	257,953,568
4)	Payables to banks	48,432,848	24,000,084
	– due within 12 months	48,432,848	24,000,084
5)	Payables to other financial organisations	1,624,719	0
	– due after 12 months	1,624,719	0
7)	Payables to suppliers	36,138,636	9,733,302
	– due within 12 months	36,138,636	9,733,302
	– due after 12 months		
9)	Payables to subsidiaries	187,943,828	327,138,017
	– due within 12 months	187,943,828	327,138,017
10)	Payables to affiliated companies	0	578
	– due within 12 months	0	578
12)	tax payables	5,335,435	11,700,626
	– due within 12 months	5,335,435	11,700,626
13)	Payables to social security organisations	1,650,138	1,020,460
	– due within 12 months	1,650,138	1,020,460
14)	Other payables	5,322,381	1,451,962
	– due within 12 months	5,322,381	1,451,962
Total debt		**544,401,553**	**632,998,597**
E) Accrued liabilities and deferred income			
2)	Miscellaneous	14,494,844	15,098,119
Total accrued income and deferred charges		**14,494,844**	**15,098,119**
Total liabilities		**1,031,850,162**	**1,006,707,379**

Memorandum accounts

(€)	31 December 2004	31 December 2003
2) **Total pledges given to third parties**		
Pledges to third parties	39,031,086	15,742,603
Guarantees received	**4,026,584**	**0**
Guarantees given	**162,934,374**	**160,062,346**
Total pledges given to third parties	**205,992,044**	**175,804,949**
Total memorandum accounts	**205,992,044**	**175,804,949**

Profit and loss account

(€)		31 December 2004	31 December 2003
A) Value of production			
1)	Revenues from sales and services	251,974,094	81,063,096
2)	Changes in work in progress, semi-finished and finished goods	7,604,274	198,282
5)	Other income	24,678,795	21,441,360
Total value of production		**284,257,163**	**102,702,738**
B) Cost of production			
6)	Raw materials, supplies and consumables	173,984,884	55,759,949
7)	Services	32,387,663	12,999,824
8)	Use of third-party assets	8,893,130	3,844,806
9)	Personnel costs	26,914,673	15,579,799
	a) Wages and salaries	18,460,758	10,687,249
	b) Social security contributions	6,220,770	3,582,685
	c) Staff severance fund	1,371,586	690,083
	d) Other costs	861,559	619,782
10)	Depreciation, amortisation and write-downs	19,426,812	4,032,859
	a) Amortisation of intangible fixed assets	10,464,638	1,827,501
	b) Depreciation of tangible fixed assets	8,962,174	2,205,358
11)	Changes in inventories of raw materials, supplies and consumables	–1,270,717	787,636
12)	Risk provisions	834,000	69,779
14)	Miscellaneous operating expenses	2,835,005	755,993
Total production costs		**264,005,450**	**93,830,645**
Difference between value of production and production costs (A - B)		**20,251,713**	**8,872,093**
C) Financial income and charges			
15)	Income from equity investments	60,013,718	1,282,154
	– from subsidiaries	60,013,718	1,211,537
	– other	0	70,617
16)	Other financial income	29,271,297	10,593,892
	a) from securities listed under current assets	12,604,550	841,346
	d) income other than the above	16,666,747	9,752,546
	– from subsidiaries	928,939	1,130,659
	– other	15,737,808	8,621,887
17)	Interest and financial charges	41,316,721	13,700,485
	– from subsidiaries	6,495,028	2,392,213
	– other	34,821,693	11,308,272
17bis)	Exchange rate gains and losses	–5,025	–10,593
Total financial income and charges (15 + 16 -17 +/- 17 bis)		**47,963,269**	**–1,835,032**
D) Adjustments in the value of financial assets		**0**	**0**
E) Extraordinary income and charges			
20)	Extraordinary income	72,101,643	25,715,580
	– Capital gains on disposals	1,484,050	25,044,116
	– Other extraordinary income	70,617,593	671,464
21)	Extraordinary charges	538,065	3,579,626
	– Capital losses on disposals	0	2,854
	– Taxes relating to previous financial years	12,938	127,725
	– Other extraordinary charges	525,127	3,449,047
Total extraordinary items (20 - 21)		**71,563,578**	**22,135,954**
Profit before tax (A - B +/- C +/- D +/- E)		**139,778,560**	**29,173,015**
Corporate income tax		6,095,548	8,198,064
– Current portion		3,607,177	11,431,857
– Deferred tax		1,553,608	256,859
– Pre-paid tax		934,763	–3,490,652
Profit (loss) for the year		**133,683,012**	**20,974,951**